
03056964

FLORIDA BANKS, INC.



2002 ANNUAL REPORT

FINANCIAL HIGHLIGHTS



Financial Position at December 31,	**2002**	2001	Change
Total assets	**$ 756,066,000**	$ 522,323,000	45%
Mortgage loans held for sale	**54,674,000**	--	--
Loans, net of allowance for loan losses	**543,192,000**	396,752,000	37
Total deposits	**664,910,000**	451,249,000	47
Total shareholders' equity	**52,964,000**	46,142,000	15

Operations for the year ended December 31,	**2002**	2001	Change
Net interest income	**19,343,000**	14,832,000	30%
Noninterest income	**4,040,000**	2,048,000	97
Revenue	**23,383,000**	16,880,000	39
Provision for loan losses	**3,026,000**	1,889,000	60
Noninterest expenses	**18,005,000**	13,693,000	31
Income taxes	**885,000**	489,000	81
Net income	**$ 1,467,000**	$ 808,000	81
Net income applicable to common shares	**$ 1,327,000**	$ 558,000	138
Earnings per common share:			
Basic	**$ 0.21**	$ 0.10	110
Diluted	**$ 0.20**	$ 0.10	100
Weighted average shares outstanding:			
Basic	**6,442,000**	5,704,000	13
Diluted	**6,532,000**	5,706,000	14

TOTAL ASSETS
(in millions)


$113.6
$218.1
$372.8
$522.3
$756.1
98 99 00 01 02

TOTAL REVENUE
(in millions)


$3.6
$7.0
$11.1
$16.9
$23.4
98 99 00 01 02

EARNINGS PER COMMON SHARE
(Diluted)


$(1.46) $(0.32) $(0.19)
$0.10
$0.20
98 99 00 01 02



ABOUT
THE COMPANY

Florida Banks, Inc. is a Jacksonville-based holding company for a statewide community banking system in Florida's largest and fastest-growing markets. The Company's community banking approach emphasizes responsive and personalized service to its customers at a level normally reserved for only the very best customers of large banks. Local banking affiliates of Florida Banks, Inc. offer a range of traditional banking products and services to small and medium-sized businesses and professionals. Florida Banks, Inc. also provides personal banking services for the owners and executives of those businesses. The Company operates full-service banking offices in Tampa, Jacksonville, Alachua County (Gainesville), Broward County (Ft. Lauderdale), Pinellas County (St. Petersburg, Clearwater, and Largo), and Marion County (Ocala), as well as a recently opened loan production office in West Palm Beach.

LOCATIONS

☐ CORPORATE HEADQUARTERS

1 JACKSONVILLE
2 GAINESVILLE
3 OCALA
4 TAMPA
5 ST. PETERSBURG-CLEARWATER
6 FT. LAUDERDALE
7 WEST PALM BEACH

TO OUR SHAREHOLDERS



This past year was an exciting and eventful time for Florida Banks. During 2002, we continued to strengthen the performance of our franchise and enhance its visibility in the attractive Florida markets. At the same time, we introduced additional products and services to expand the reach of our Company to new customers. All of this translated into increased operating momentum, pushing earnings higher in every quarter of the year versus comparable periods in 2001. These steady financial gains culminated in net income on a diluted share basis of more than twice the level of 2001 and our second consecutive year of profitability for the Company.

Florida Banks' performance in 2002 was all the more gratifying considering the challenging environment that we faced during the year. The national economy remained weak, consumer confidence reflected the ongoing drag created by uncertain international circumstances, and the rapid decrease to historically low interest rate levels further strained interest rate margins. Despite these challenges, the Florida economy remained relatively strong and our operations continued to exhibit the rapid growth we had hoped to achieve when Florida Banks commenced operations less than five years ago.

Net income applicable to common shares increased 138% to $1,327,000 in 2002 from $558,000 in 2001. On a diluted per share basis, earnings increased 100% to $0.20 for 2002 versus $0.10 per share for 2001. This significant and ongoing improvement in earnings reflected the effects of higher net interest income, after provision for loan losses, which increased 26% to $16,317,000 in 2002 from $12,943,000 in 2001 due to continued strong loan demand. Earnings growth in 2002 also reflected a substantial increase in our non-interest income, which nearly doubled to $4,040,000 in 2002 from $2,048,000 in 2001. Importantly, much of this increase could be traced to new business initiatives like the fourth quarter start-up of our wholesale mortgage division, continuing a welcome trend of higher noninterest income as a proportion of total revenue. Also, our new initiatives have ramped up quickly, increasing the relative efficiency of our operations in 2002 as revenue growth outpaced supporting expenses.

During 2002, Florida Banks' total assets grew to $756,066,000, increasing 45% from $522,323,000 at the end of 2001 as net loans held for investment increased 37% to $543,192,000 from $396,752,000 at December 31, 2001. We continued to fund our loan growth in 2002 primarily through increased deposits, including substantial growth in core deposits during the last half of the year. Total deposits at year-end rose 47% to $664,910,000 from $451,249,000 at December 31, 2001.

Given the current economic environment, credit quality remained a major focus for management during 2002. In addition to increasing our allowance for loan losses, the Company strengthened its credit review process through additional staff and an enhanced review process at the local bank level. In 2002, we increased our provision for loan losses to $3,026,000 versus $1,889,000 in 2001. At year-end 2002, the allowance for loan losses was $7,263,000 or 1.32% of loans plus other real estate owned as compared to $4,692,000 or 1.16% at year-end 2001. Our non-performing loans at year-end, less those subject to government guarantees plus other real estate owned, totaled $2,036,000 or 0.37% of year-end loans and other real estate versus $3,187,000 or 0.79% at December 31, 2001.

In light of our growth in 2002, the opening of our new mortgage division and the Palm Beach loan production office, and considering our longer term ambitions for Florida Banks, we continued our work to strengthen our capital position. While the acceleration of net income in 2002 played an important role in this effort, and we expect this trend to continue at a more significant level in the future, we also looked to other sources for needed growth capital. To this end, we completed a private placement of $5,000,000, or 50,000 shares, at a price of $100.00 per share, of Series C Preferred Stock with The South Financial Group effective December 31, 2002.

Looking ahead to the coming year, we will continue to be guided by the objectives we set for Florida Banks in its earliest days. First, we want to continue the earnings momentum begun in 2002. Our goal for 2003 is to achieve another 100% increase in annual net income and to have substantially completed the ramp-up in our financial performance so that Florida Banks is approaching the returns on assets and equity of our peers. This would put us on track to begin 2004 with investment parameters – earnings growth, return on assets, return on equity – in or ahead of the normal range for our industry.

Second, we will focus on growth in our existing markets, including plans to enhance the services offered by our West Palm Beach loan production office to include deposit operations. If opportunities arise, we will consider entrance into additional markets, such as the Bradenton/Sarasota area, Orlando, Ft. Myers, Daytona, Naples, and Lakeland.

Many uncertainties and challenges may influence our performance in ways we cannot fully assess today. Nevertheless, we enter 2003 with confidence that comes from the progress we have made in building this Company, in large part due to our talented employees, and from recognizing opportunities in our current business and beyond in new markets, new customers, and new services.

As always, we appreciate your continued support.

Sincerely,



Charles E. Hughes, Jr.
President and Chief Executive Officer

DIRECTORS
AND OFFICERS



Board of Directors Florida Banks, Inc.

M. G. Sanchez
Chairman of the Board
Florida Banks, Inc.

T. Stephen Johnson
Vice Chairman of the Board
Florida Banks, Inc.
Chairman of the Board
T. Stephen Johnson & Associates, Inc.
(financial services consulting)

Clay M. Biddinger
President and
Chief Executive Officer
Bay4 Capital, LLC
(venture leasing and capital for emerging technology companies)

P. Bruce Culpepper [2]
Akerman, Senterfitt & Eidson, P.A.
(legal services)

Dr. Adam W. Herbert, Jr. [2]
Regents Professor
University of Florida

Charles E. Hughes, Jr.
President and
Chief Executive Officer
Florida Banks, Inc.

J. Malcolm Jones, Jr.
Private Investor

W. Andrew Krusen, Jr.
Chairman and
Chief Executive Officer
DFG Management, Inc.
(financial management services)

Nancy E. LaFoy [1]
Senior Vice President
T. Stephen Johnson & Associates, Inc.
(financial services consulting)

Wilford C. Lyon, Jr. [1,2]
Retired Chairman and
Chief Executive Officer
Independent Insurance Group, Inc.
(insurance services)

David McIntosh
Chairman
MitBank USA, Inc.
(environmental asset management)

T. Edwin Stinson, Jr.
Chief Financial Officer, Secretary
and Treasurer
Florida Banks, Inc.

[1] Member of Audit Committee
[2] Member of Compensation Committee

Corporate Officers

Charles E. Hughes, Jr.
President and
Chief Executive Officer

T. Edwin Stinson, Jr.
Chief Financial Officer, Secretary
and Treasurer

Richard B. Kensler
Chief Credit Officer

Robert H. Higel
Senior Operations Officer

Cynthia P. Runnion
Senior Vice President, Human Resources

Market Presidents

Thomas D. Ingram
President, Marion County

Mark F. Johnson
President, Florida Bank Mortgage

Don D. Roberts
President, Jacksonville

David E. Ruppel
President, Pinellas County

David Seleski
President, Broward County

Douglas A. Tuttle
President, Tampa

Mark D. Walker
President, Alachua County

Board of Directors Florida Bank, NA

M. G. Sanchez
Chairman of the Board
Florida Bank, N.A.

Carlos J. Alfonso
Alfonso Architects, Inc.
(architectural services)

P. Bruce Culpepper
Akerman, Senterfitt & Eidson, P.A.
(legal services)

Kenneth Delarbre
Kenneth Delarbre & Company, P.A.
(public accounting)

Richard R. Dostie
Richard R. Dostie, Inc.
(residential construction and development)

Charles E. Hughes, Jr.
President and
Chief Executive Officer
Florida Bank, N.A.

J. Malcolm Jones, Jr.
Private Investor

W. Andrew Krusen, Jr.
Chairman and
Chief Executive Officer
DFG Management, Inc.
(financial management services)

Nancy E. LaFoy
Senior Vice President
T. Stephen Johnson & Associates, Inc.
(financial services consulting)

Wilford C. Lyon, Jr.
Retired Chairman and
Chief Executive Officer
Independent Insurance Group, Inc.
(insurance services)

Sandy McBride
McBride Land & Development Co.
(land development)

Linda McGurn
Attorney/CPA
McGurn Investment Company
(real estate development)

Paul Reidinger
Director of Finance
John Knox Village
(a continuing care retirement community)

T. Edwin Stinson, Jr.
Chief Financial Officer, Secretary
and Treasurer
Florida Bank, N.A.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934
For the Fiscal Year Ended December 31, 2002

Commission File No. 0-24683

FLORIDA BANKS, INC.

A Florida corporation
(IRS Employer Identification No. 58-2364573)
5210 Belfort Road
Suite 310, Concourse II
Jacksonville, Florida 32256
(904) 332-7770

Securities Registered Pursuant to Section 12(b)
of the Securities Exchange Act of 1934:
None

Securities Registered Pursuant to Section 12(g)
of the Securities Exchange Act of 1934:
Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.[X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ___ No X

The aggregate market value of the common stock of the registrant held by nonaffiliates of the registrant (5,903,489 shares) on June 28, 2002 was approximately $48,703,784, based on the closing price of the registrant's common stock as reported on the NASDAQ National Market on June 28, 2002. For the purposes of this response, officers, directors and holders of 5% or more of the registrant's common stock are considered the affiliates of the registrant at that date.

As of February 26, 2003, there were 6,783,603 shares of $.01 par value common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be delivered to shareholders in connection with the 2002 Annual Meeting of Shareholders scheduled to be held on May 22, 2003 are incorporated by reference in response to Part III of this Report.

Table of Contents

PART I

Item 1. Business

General

Florida Banks, Inc. (the "Company") was formed on October 15, 1997 to create a statewide community banking system focusing on the largest and fastest growing markets in Florida. The Company operates through its wholly owned banking subsidiary, Florida Bank, N.A. (the "Bank"). The Company currently operates community banking offices in the Tampa, Jacksonville, Alachua County (Gainesville), Broward County (Ft. Lauderdale), Pinellas County (St Petersburg – Clearwater) and Marion County (Ocala) markets, and a loan production office in West Palm Beach.. Future business plans include expansion of the loan production office in West Palm Beach into a full service community banking office and entry into the market of Orlando (the "Identified Market"). As opportunities arise, the Company may also expand into other Florida market areas with demographic characteristics similar to the Identified Market. Within the Identified Market, the Company expects to offer a broad range of traditional banking products and services, focusing primarily on small and medium-sized businesses. See "—Strategy of the Company—Market Expansion" and "—Products and Services."

The Company has a community banking approach that emphasizes responsive and personalized service to its customers. Management's expansion strategy includes attracting strong local management teams who have significant banking experience, strong community contacts and strong business development potential in the Identified Market. Once local management teams are identified, the Company intends to establish community banking offices in the remaining Identified Market. Each management team will operate one or more community banking offices within its particular market area, will have a high degree of local decision-making authority and will operate in a manner that provides responsive, personalized services similar to an independent community bank. The Company maintains centralized credit policies and procedures as well as centralized back office functions from its operations center in Tampa to support the community banking offices. Upon the Company's entry into a new market area, it undertakes a marketing campaign utilizing an officer calling program and community-based promotions. In addition, management is compensated based on profitability, growth and loan production goals, and each market area is supported by a local board of advisory directors, which is provided with financial incentives to assist in the development of banking relationships throughout the community. See "—Model 'Local Community Bank.'"

Management of the Company believes that the significant consolidation in the banking industry in Florida has disrupted customer relationships as the larger regional financial institutions increasingly focus on larger corporate customers, standardized loan and deposit products and other services. Generally, these products and services are offered through less personalized delivery systems which has created a need for higher quality services to small and medium-sized businesses. In addition, consolidation of the Florida banking market has dislocated experienced and talented management personnel due to the elimination of redundant functions and the need to achieve cost savings. As a result of these factors, management believes the Company has a unique opportunity to attract and maintain its targeted banking customers and experienced management personnel within the Identified Market and possibly other Florida market areas.

The community banking offices within each market area are supported by centralized back office operations. From the Company's main offices located in Jacksonville and its operations center in Tampa, the Company provides a variety of support services to each of the community banking offices, including back office operations, investment portfolio management, credit administration and review, human resources, compliance, internal audit, administration, training and strategic planning. Core processing, check clearing and other similar functions are currently outsourced to major vendors. As a result, these operating strategies enable the Company to achieve cost efficiencies and to maintain consistency in policies and procedures and allow the local management teams to concentrate on developing and enhancing customer relationships.

The Company expects to establish community banking offices in new market areas, primarily by opening new branch offices of the Bank. Management will also, however, evaluate opportunities for strategic acquisitions of financial institutions in markets that are consistent with its business plan.

In the fourth quarter of 2002, the Bank started a mortgage banking division which is managed as a segment. Accordingly, beginning in 2002, the Company has two reporting segments, the commercial bank and the mortgage bank. For more details on segment disclosures, please see Note 21 – Segment Reporting in the Notes to the Consolidated Financial Statements.

Strategy of the Company

General

The Company's business strategy is to create a statewide community banking system in Florida. The major elements of this strategy are to:

- Establish community banking offices in additional markets including the remaining Identified Market when local management teams are identified;

- Establish community banking offices with locally responsive management teams emphasizing a high level of personalized customer service;

- Target small and medium-sized business customers that require the attention and service that a community-oriented bank is well suited to provide;

- Provide a broad array of traditional banking products and services;

- Provide non-traditional products and services through strategic partnerships with third party vendors;

- Utilize technology to provide a higher level of customer service and enhance deposit growth;

- Maintain centralized support functions, including back office operations, credit policies and procedures, investment portfolio management, administration, compliance, internal audit, human resources and training, to maximize operating efficiencies and facilitate responsiveness to customers; and

- Outsource core processing and back room operations to increase efficiencies.

Model "Local Community Bank"

In order to achieve its expansion strategy, the Company intends to establish community banking offices in the remaining Identified Markets by opening new branch offices of the Bank. The Company may, however, accomplish its expansion strategy by acquiring existing banks within an Identified Market if an opportunity for such an acquisition becomes available. Although each community banking office is legally a branch of the Bank, the community banking office(s) located within each market operates as if it were an independent community bank.

Prior to expanding into a new market area, management of the Company first identifies an individual who will serve as the president of that particular market area, as well as those individuals who will serve on the local board of directors. The Company believes that a management team that is familiar with the needs of its community can provide higher quality personalized service to their customers. The local management teams have a significant amount of decision-making authority and are accessible to their customers. As a result of the consolidation trend in Florida, management of the Company believes there are significant opportunities to attract experienced bank managers who would like to join an institution promoting a community banking concept.

Within each market area, the community banking offices have a local board of directors that are comprised of prominent members of the community, including business leaders and professionals. Certain members of the local boards may serve as members of the Board of Directors of the Bank. These directors act as representatives of the Bank within the community and are expected to promote the business development of each community banking office.

The Company encourages both the members of its local boards of directors as well as its lending officers to be active in the civic, charitable and social organizations located in the local communities. Many members of the local management team hold leadership positions in a number of community organizations, and will continue to volunteer for other positions in the future.

Upon the Company's entry into a new market area, it undertakes a marketing campaign utilizing an officer calling program, and community-based promotions and media advertising. A primary component of management compensation is based on loan production goals. Such campaigns emphasize each community banking office's local responsiveness, local management team and special focus on personalized service.

The community banking office established in a market will typically have the following banking personnel: a President, a Senior Lender, an Associate Lending Officer, a Credit Analyst, a Branch/Operations Manager and an appropriate number of financial service managers and tellers. The number of financial service managers and tellers necessary will be dependent upon the volume of business generated by that particular community banking office. Each community banking office will also be staffed with enough administrative assistants to assist the officers effectively in their duties and to enable them to market products and services actively outside of the office.

The lending officers are primarily responsible for the sales and marketing efforts of the community banking offices. Management emphasizes relationship banking whereby each customer will be assigned to a specific officer, with other local officers serving as backup or in supporting roles. Through its experience in the Florida banking industry, management believes that the most frequent customer complaints pertain to a lack of personalized service and turnover in lending personnel, which limits the customer's ability to develop a relationship with his or her lending officer. The Company has and will continue to hire an appropriate number of lending officers necessary to facilitate the development of strong customer relationships.

Management has and will continue to offer salaries to the lending officers that are competitive with other financial institutions in each market area. The salaries of the lending officers are comprised of base compensation plus an incentive payment structure that is based upon the achievement of Bank income and certain loan production goals. Those goals will be reevaluated on an annual basis and paid annually as a percentage of base salary. Management of the Company believes that such a compensation structure provides greater motivation for participating officers.

The community banking offices are located in commercial areas in each market where the local management team determines there is the greatest potential to reach the maximum number of small and medium-sized businesses. It is expected that these community banking offices will develop in the areas surrounding office complexes and other commercial areas, but not necessarily in a market's downtown area. Such determinations will depend upon the customer demographics of a particular market area and the accessibility of a particular location to its customers. Management of the Company expects to lease facilities of approximately 4,000 to 7,000 square feet at market rates for each community banking office. The Company currently leases its facilities in the Tampa, Jacksonville, Ft. Lauderdale, St. Petersburg-Clearwater, Ocala/Marion County and West Palm Beach markets. To better serve the Alachua County (Gainesville) market, the Company has built and owns a free-standing office with traditional drive-in and lobby banking facilities. The Company plans to lease facilities in the other Identified Markets to avoid investing significant amounts of capital in property and facilities.

Loan Production Offices

In order to achieve its expansion strategy in a timely manner, the Company may establish loan production offices ("LPO") as a prelude to establishing full service community banking offices in the remaining Identified Markets and other locations. Loan production offices would provide the same lending products and services to the local market as the community banking office with substantially less overhead expense. These offices would typically be staffed with the President, Senior Lender and one administrative assistant.

By opening loan production offices, the Company can begin to generate loans during the period it is preparing to open, staff the banking office and reduce the overall cost of expansion into a new market. The same philosophy of marketing, growth, customer service and incentive based compensation would be followed in a loan production office. These offices would also establish local boards which would be responsible for promoting the growth of the office.

Market Expansion

The Company intends to expand into the largest and fastest growing communities in Florida as well as other markets within the state which offer strategic opportunities. In order to achieve its expansion strategy, the Company intends to establish community banking offices through the de novo branching of the Bank. The Company may, however, accomplish its expansion strategy by acquiring existing banks if an opportunity for such an acquisition becomes available. Once the Company has assembled a local management team and local advisory board of directors for a particular market area, the Company intends to establish a community banking office in that market either through the opening of an LPO or a full service bank. The Company has established community banking offices in the Tampa, Jacksonville, Alachua County (Gainesville), Broward County (Ft. Lauderdale), Pinellas County (St. Petersburg – Clearwater) and Marion County (Ocala) markets. The Company has established a loan production office in West Palm Beach. The other market into which the Company presently intends to expand is Orlando. Management has identified the Orlando and Greater Palm Beach markets as providing the most favorable opportunities for growth and intends to establish full-service community banking offices within these markets as soon as practicable. Management is also considering expansion into other selected Florida metropolitan areas.

Customers

Management believes that the ongoing bank consolidation within Florida provides a community-oriented bank significant opportunities to build a successful, locally-oriented franchise. Management of the Company further believes that many of the larger financial institutions do not emphasize a high level of personalized service to the smaller commercial or individual retail customers. The Company focuses its marketing efforts on attracting small and medium-sized businesses which include: professionals, such as physicians and attorneys, service companies, manufacturing companies and commercial real estate developers. Because the Company focuses on small and medium-sized businesses, the majority of its loan portfolio is in the commercial area with an emphasis placed on commercial and industrial loans secured by real estate, accounts receivable, inventory, property, plant and equipment. However, in an effort to maintain a high level of credit quality, the Company attempts to ensure that the commercial real estate loans are made to borrowers who occupy the real estate securing the loans or where a creditworthy tenant is involved.

Although the Company has concentrated on lending to commercial businesses, management has attracted and will continue to attract consumer business. Many of its retail customers are the principals of the small and medium-sized businesses for whom a community banking office provides banking services. Management emphasizes "relationship banking" in order that each customer can identify and establish a comfort level with the bank officers within a community banking office. Management intends to further develop its retail business with individuals who appreciate a higher level of personal service, contact with their lending officer and responsive decision-making. It is expected that most of the Company's business will be developed through its lending officers and local advisory boards of directors and by pursuing an aggressive strategy of making calls on customers throughout the market area.

Products and Services

The Company currently offers a broad array of traditional banking products and services to its customers through the Bank. The Bank currently provides products and services that are substantially similar to those set forth below. For additional information with respect to the Bank's current operations, see "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations."

Loans. The Bank offers a wide range of short to long-term commercial and consumer loans. As of December 31, 2002, the Bank has established an internal limit for loans of up to $7.4 million to any one borrower.

Commercial. The Bank's commercial lending consists primarily of commercial and industrial loans for the financing of accounts receivable, inventory, property, plant and equipment, and other commercial assets. In making these loans, the Bank manages its credit risk by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors.

Commercial Real Estate. The Bank offers commercial real estate loans to developers of both commercial and residential properties. In making these loans, the Bank manages its credit risk by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors. See "—Operations of the Holding Company—Credit Administration."

Residential Mortgage. The Bank's real estate loans consist of residential first and second mortgage loans, residential construction loans and home equity lines of credit and term loans secured by first and second mortgages on the residences of borrowers for home improvements, education and other personal expenditures. The Bank makes mortgage loans with a variety of terms, including fixed and floating to variable rates and a variety of maturities. These loans are made consistent with the Bank's appraisal policy and real estate lending policy which detail maximum loan-to-value ratios and maturities. Management believes that these loan-to-value ratios are sufficient to compensate for fluctuations in the real estate market to minimize the risk of loss. Mortgage loans that do not conform to the Bank's asset/liability mix policies are sold in the secondary markets.

Consumer Loans. The Bank's consumer loans consist primarily of installment loans to individuals for personal, family and household purposes. In evaluating these loans, the Bank requires its lending officers to review the borrower's level and stability of income, past credit history and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, the Bank requires that its banking officers maintain an appropriate margin between the loan amount and collateral value. Many of the Bank's consumer loans are made to the principals of the small and medium-sized businesses for whom the community banking offices provide banking services.

Credit Card and Other Loans. The Bank has issued credit cards to certain of its customers. In determining to whom it will issue credit cards, the Bank evaluates the borrower's level and stability of income, past credit history and other factors. Finally, the Bank makes additional loans which may not be classified in one of the above categories. In making such loans, the Bank attempts to ensure that the borrower meets its credit quality standards.

Loans Held for Sale. In the fourth quarter of 2002, the Bank's newly established wholesale mortgage division commenced operations. This division originates residential mortgage loans through its network of independent mortgage brokers, and sells them in the secondary mortgage market. Loans held for sale at December 31, 2002 consist entirely of these residential mortgage loans.

Deposits. The Bank offers a broad range of interest-bearing and non-interest-bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular and premium rate interest-bearing savings accounts and certificates of deposit with a range of maturity date options. The primary sources of deposits are small and medium-sized businesses and individuals. In each market, senior management has the authority to set rates within specified parameters in order to remain competitive with other financial institutions located in the identified market. In additional to deposits within the local markets, the Bank utilizes brokered certificates of deposits to supplement its funding needs. Brokered

CDs are sold by various investment firms which are paid a fee by the Bank for placing the deposit. Depending on current market conditions, the cost of brokered deposits may be slightly lower than the cost of the same deposits in the local markets. All deposits are insured by the FDIC up to the maximum amount permitted by law. In addition, the Bank has implemented a service charge fee schedule, which is competitive with other financial institutions in the community banking offices' market areas, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

Specialized Consumer Services. The Bank offers specialized products and services to its customers, such as lock boxes, traveler's checks and safe deposit services.

Courier Services. The Bank offers courier services to its customers. Courier services, which the Bank may either provide directly or through a third party, permit the Bank to provide the convenience and personalized service its customers require by scheduling pick-ups of deposits. The Bank currently offers courier services only to its business customers. The Bank has received regulatory approval for and is currently offering courier services in all of its existing markets and expects to apply for approval in other market areas.

Telephone Banking. The Bank believes that there is a need within its market niche for consumer and commercial telephone banking. These services allow customers to access detailed account information, via a toll free number 24 hours a day. Management believes that telephone banking services assist their community banking offices in retaining customers and also encourages its customers to maintain their total banking relationships with the community banking offices. This service is provided through the Bank's third-party data processor.

Internet Banking. In the fourth quarter of 1999, the Bank began offering its "DirectNet" Internet banking product. This service allows customers to access detailed account information, execute transactions, download account information, and pay bills electronically. Management believes that this service is particularly attractive for its commercial customers since most transactions can be handled over the Internet rather than over the phone or in person. In addition, DirectNet offers the opportunity of opening deposit accounts both within and outside of the local markets. The Bank intends to expand its Internet banking services in the future to offer additional bank services as well as non-traditional products and services. The DirectNet banking service is provided by the Bank's third-party data processor.

ACH EFT Services. The Bank offers various Automated Clearing House and Electronic Funds Transfer services to its commercial customers. These services include payroll direct deposits, payroll tax payments, electronic payments and other funds transfers. The services are customized to meet the needs of the customer and offer an economical alternative to paper checks and drafts.

Stored Value Cards. The Bank offers stored value (prepaid debit) cards to its commercial customers. These cards are issued primarily to facilitate incentive payments, payroll disbursements, customer loyalty programs, and as gift cards. The Bank derives income from use of the prepaid funds and fee income from issuing and servicing the cards.

Automatic Teller Machines ("ATMs"). Presently, management does not expect to establish an ATM network although certain banking offices may provide one or more ATMs in the local market. As an alternative, management has made other financial institutions' ATMs available to its customers and offers customers up to ten free ATM transactions per month.

Investment Advisory and Insurance Services. Beginning in 2003, the Company plans to offer, through its financial services subsidiary, certain alternative investment products. These include equities, fixed-income products, equity and bond mutual funds, unit investment trusts, life insurance policies, and, to the extent permitted by applicable regulations, fixed and variable annuities. This program expands the Bank's offering of financial products in response to demand from customers seeking to satisfy their financial service needs in one place.

Other Products and Services. The Bank intends to evaluate other services, such as trust services and other permissible activities. Management expects to introduce these services in the future as they become economically viable.

Operations of the Holding Company

From its main offices in Jacksonville and its operations center in Tampa, the Company provides a variety of support services for each of the community banking offices. These services include back office operations, investment portfolio management, credit administration and review, human resources, compliance, internal audit, administration, training and strategic planning.

The Company uses the Bank's facilities for its data processing, operational and back office support activities. The community banking offices utilize the operational support provided by the Bank to perform account processing, loan accounting, loan support, network administration and other functions. The Bank has developed extensive procedures for many aspects of its operations, including operating procedure manuals and audit and compliance procedures. Management believes that the Bank's existing operations and support management are capable of providing continuing operational support for all of the community banking offices.

Outsourcing. Management of the Company believes that by outsourcing certain functions of its back room operations, it can realize greater efficiencies and economies of scale. In addition, various products and services, especially technology-related services, can be offered through third-party vendors at a substantially lower cost than the costs of developing these products internally. The Bank is currently utilizing Metavante, (formerly M&I Data Services, Inc.) to provide its core data processing and certain customer products. The Company and the Bank also utilize a qualified consulting firm to perform most internal audit tasks.

Credit Administration. The Company oversees all credit operations while still granting local authority to each community banking office. The Company's Chief Credit Officer is primarily responsible for maintaining a quality loan portfolio and developing a strong credit culture throughout the entire organization. The Chief Credit Officer is also responsible for developing and updating the credit policy and procedures for the organization. In addition, he works closely with each lending officer at the community banking offices to ensure that the business being solicited is of the quality and structure that fits the Company's desired risk profile. Credit quality is controlled through uniform compliance to credit policy. The Company's risk-decision process is actively managed in a disciplined fashion to maintain an acceptable risk profile characterized by soundness, diversity, quality, prudence, balance and accountability.

The Company's credit approval process consists of specific authorities granted to the lending officers. Loans exceeding a particular lending officer's level of authority are reviewed and considered for approval by the next level of authority. The Chief Credit Officer has ultimate credit decision-making authority, subject to review by the Chief Executive Officer and the Board of Directors. Risk management requires active involvement with the Company's customers and active management of the Company's portfolio. The Chief Credit Officer reviews the Company's credit policy with the local management teams at least annually but will review it more frequently if necessary. The results of these reviews are then presented to the Board of Directors. The purpose of these reviews is to attempt to ensure that the credit policy remains compatible with the short and long-term business strategies of the Company. The Chief Credit Officer will also generally require all individuals charged with risk management to reaffirm their familiarity with the credit policy annually.

Asset/Liability Management

The objective of the Bank is to manage assets and liabilities to provide a satisfactory level of consistent operating profitability within the framework of established liquidity, loan, investment, borrowing and capital policies. The Chief Financial Officer of the Company is primarily responsible for monitoring policies and procedures that are designed to maintain an acceptable composition of the asset/liability mix while adhering to prudent banking practices. The overall philosophy of management is to support asset growth primarily through growth of core deposits. Management intends to continue to invest the largest portion of the Bank's earning assets in commercial, industrial and commercial real estate loans.

The Bank's asset/liability mix is monitored on a daily basis, with monthly reports presented to the Bank's Board of Directors. The objective of this policy is to control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on the Bank's earnings. See "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Interest Rate Sensitivity and Liquidity Management."

Competition

Competition among financial institutions in Florida and the markets into which the Company may expand is intense. The Company and the Bank compete with other bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders and other financial institutions. Many of these competitors have substantially greater resources and lending limits, larger branch networks, and are able to offer a broader range of products and services than the Company and the Bank.

Various legislative actions in recent years have led to increased competition among financial institutions. As a result of such actions, most barriers to entry to the Florida market by out-of-state financial institutions have been eliminated. Recent legislative and regulatory changes and technological advances have enabled customers to conduct banking activities without regard to geographic barriers through computer and telephone-based banking and similar services. With the enactment of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other laws and regulations affecting interstate bank expansion, financial institutions located outside of the State of Florida may now more easily enter the markets currently and proposed to be served by the Company and the Bank. In addition, the Gramm-Leach-Bliley Act repeals certain sections of the Glass-Steagall Act and amends sections of the Bank Holding Company Act. See "---Supervision and Regulation". The future effect of these changes in regulations could be far ranging in their impact on traditional banking activities. Mergers, partnerships and acquisitions between banks and other financial and service companies could dramatically affect competition within the Bank's markets.

There can be no assurance that the United States Congress, the Florida Legislature or the applicable bank regulatory agencies will not enact legislation or promulgate rules that may further increase competitive pressures on the Company. The Company's failure to compete effectively for deposit, loan and other banking customers in its market areas could have a material adverse effect on the Company's business, future prospects, financial condition or results of operations. See "—Strategy of the Company—Market Expansion."

Data Processing

The Bank currently has an agreement with Metavante (formerly M&I) to provide its core processing and certain customer products. The Company believes that Metavante will be able to provide state-of-the-art data processing and customer service-related processing at a competitive price to support the Company's future growth. The Company believes the Metavante contract to be adequate for its business expansion plans, See "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

The Company and the Bank presently employ a combined total of 179 persons on a full-time basis and 12 persons on a part-time basis. The Company and the Bank will hire additional persons as needed to support its growth, including additional tellers and financial service representatives.

Supervision and Regulation

The Company and the Bank operate in a highly regulated environment, and their business activities will be governed by statute, regulation, and administrative policies. The business activities of the Company and the Bank are closely supervised by a number of regulatory agencies, including the Federal Reserve Board, the Office of the Comptroller of the Currency (the "OCC"), the Florida Department of Banking and Finance (the "Florida Banking Department") (to a limited extent) and the FDIC.

The Company is regulated by the Federal Reserve Board under the Federal Bank Holding Company Act, which requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of the voting shares of any bank or all or substantially all of the assets of a bank, and before merging or consolidating with another bank holding company. The Federal Reserve Board (pursuant to regulation and published policy statements) has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve Board policy, the Company may be required to provide financial support to a subsidiary bank at a time when, absent such Federal Reserve Board policy, the Company may not deem it advisable to provide such assistance.

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, the Company and any other bank holding company located in Florida is able to acquire a bank located in any other state, and a bank holding company located outside Florida can acquire any Florida-based bank, in either case subject to certain other restrictions. In addition, adequately capitalized and managed bank holding companies may consolidate their multi-state bank operations into a single bank subsidiary and may branch interstate through acquisitions unless an individual state has elected to prohibit out-of-state banks from operating interstate branches within its territory. De novo branching by an out-of-state bank is lawful only if it is expressly permitted by the laws of the host state. Entry into Florida by out-of-state financial institutions is permitted only by acquisition of existing banks. The authority of a bank to establish and operate branches within a state remains subject to applicable state branching laws.

Until March 2000, a bank holding company was generally prohibited from acquiring control of any company which was not a bank and from engaging in any business other than the business of banking or managing and controlling banks. In April 1997, the Federal Reserve Board revised and expanded the list of permissible non-banking activities in which a bank holding company could engage, however limitations continued to exist under certain laws and regulations. The Gramm-Leach-Bliley Act repeals certain regulations pertaining to Bank Holding Companies and eliminates many of the previous prohibitions. Specifically, Title I of the Gramm-Leach-Bliley Act repeals sections 20 and 32 of the Glass-Steagall Act (12 U.S.C. §§ 377 and 78, respectively) and is intended to facilitate affiliations among banks, securities firms, insurance firms, and other financial companies. To further this goal, the Gramm-Leach-Bliley Act amends section 4 of the Bank Holding Company Act (12 U.S.C.§ 1843) ("BHC Act") to authorize bank holding companies and foreign banks that qualify as "financial holding companies" to engage in securities, insurance and other activities that are financial in nature or incidental to a financial activity. The activities of bank holding companies that are not financial holding companies would continue to be limited to activities authorized currently under the BHC Act, such as activities that the Federal Reserve Board previously has determined in regulations and orders issued under section 4(c)(8) of the BHC Act to be closely related to banking and permissible for bank holding companies.

The Gramm-Leach-Bliley Act defines a financial holding company as a bank holding company that meets certain eligibility requirements. In order for a bank holding company to become a financial holding company and be eligible to engage in the new activities authorized under the Gramm-Leach-Bliley Act, the Act requires that all depository institutions controlled by the bank holding company be well capitalized and well managed.

To become a financial holding company, the Gramm-Leach-Bliley Act requires a bank holding company to submit to the Federal Reserve Board a declaration that the company elects to be a financial holding company and a certification that all of the depository institutions controlled by the company are well capitalized and well managed. The Act also provides that a Bank holding company's election to become a financial holding company will not be effective if the Board finds that, as of the date the company submits its election to the Board, not all of the insured depository institutions controlled by the company have achieved at least a "satisfactory" rating at the most recent examination of the institution under the Community Reinvestment Act (12 U.S.C.§ 2903 et seq.).

The Gramm-Leach-Bliley Act grants the Federal Reserve Board discretion to impose limitations on the conduct or activities of any financial holding company that controls a depository institution that does not remain both well capitalized and well managed following the company's elections to be a financial holding company.

New rules by the Federal Reserve Board and the Office of the Comptroller of the Currency under the Gramm-Leach-Bliley Act could substantially affect the Company's future business strategies, including its products and services. On June 22, 2000, the Federal Reserve Bank of Atlanta approved the Company's application to become a Financial Holding Company. The Company currently meets the requirements of the rules, however, there can be no assurance that it will continue to meet these requirements on an ongoing basis.

The State of Florida has adopted an interstate banking statute that allows banks to branch interstate through mergers, consolidations and acquisitions. Establishment of de novo bank branches in Florida by out-of-state financial institutions is not permitted under Florida law.

The Company is also regulated by the Florida Banking Department under the Florida Banking Code, which requires every bank holding company to obtain the prior approval of the Florida Commissioner of Banking before acquiring more than 5% of the voting shares of any Florida bank or all or substantially all of the assets of a Florida bank, or before merging or consolidating with any Florida bank holding company. A bank holding company is generally prohibited from acquiring ownership or control of 5% or more of the voting shares of any Florida bank or Florida bank holding company unless the Florida bank or all Florida bank subsidiaries of the bank holding company to be acquired have been in existence and continuously operating, on the date of the acquisition, for a period of three years or more. However, approval of the Florida Banking Department is not required if the bank to be acquired or all bank subsidiaries of the Florida bank holding company to be acquired are national banks.

The Bank is also subject to the Florida banking and usury laws restricting the amount of interest which it may charge in making loans or other extensions of credit. In addition, the Bank, as a subsidiary of the Company, is subject to restrictions under federal law in dealing with the Company and other affiliates. These restrictions apply to extensions of credit to an affiliate, investments in the securities of an affiliate and the purchase of assets from an affiliate.

Loans and extensions of credit by national banks are subject to legal lending limitations. Under federal law, a national bank may grant unsecured loans and extensions of credit in an amount up to 15% of its unimpaired capital and surplus to any person if the loans and extensions of credit are not fully secured by collateral having a market value at least equal to their face amount. A national bank may grant loans and extensions of credit to such person up to an additional 10% of its unimpaired capital and surplus, provided that the transactions are fully secured by readily marketable collateral having a market value determined by reliable and continuously available price quotations, at least equal to the amount of funds outstanding. This 10% limitation is separate from, and in addition to, the 15% limitation for unsecured loans. Loans and extensions of credit may exceed the general lending limit if they qualify under one of several exceptions. Such exceptions include certain loans or extensions of credit arising from the discount of commercial or business paper, the purchase of bankers' acceptances, loans secured by documents of title, loans secured by U.S. obligations and loans to or guaranteed by the federal government. In addition, national banks with the highest supervisory ratings are currently permitted to lend up to 25 percent of capital to single borrowers for certain small business loans and for loans secured by a perfected first-lien security interest in 1 to 4 family real estate, limited to 80% of the property's appraised value.

Both the Company and the Bank are subject to regulatory capital requirements imposed by the Federal Reserve Board and the OCC. The Federal Reserve Board and the OCC have issued risk-based capital guidelines for bank holding companies and banks which make regulatory capital requirements more sensitive to differences in risk profiles of various banking organizations. The capital adequacy guidelines issued by the Federal Reserve Board are applied to bank holding companies on a consolidated basis with the banks owned by the holding company. The OCC's risk capital guidelines apply directly to national banks regardless of whether they are a subsidiary of a bank holding company. Both agencies' requirements (which are substantially similar) provide that banking organizations must have capital equivalent to at least 8% of risk-weighted assets. The risk weights assigned to assets are based primarily on credit risks. Depending upon the risk of a particular asset, it is assigned to a risk category. For example, securities with an unconditional guarantee by the United States government are assigned to the lowest risk category, while a risk weight of 50% is assigned to loans secured by owner-occupied one to four family residential mortgages, provided that certain conditions are met. The aggregate amount of assets assigned to each risk category is multiplied by the risk weight assigned to that category to determine the weighted values, which are added together to determine total risk-weighted assets.

Both the Federal Reserve Board and the OCC have also implemented new minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of banks and bank holding companies. Under these rules, banking institutions are required to maintain a ratio of at least 3% "Tier 1" capital to total weighted risk assets (net of goodwill). Tier 1 capital includes common shareholders equity, non-cumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of consolidated subsidiaries. Tier 2 capital includes Tier 1 capital plus certain categories of subordinated debt and intermediate-term preferred stock not included in Tier 1 capital, together with a portion of the Bank's allowance for loan losses, not to exceed 1.25% of gross risk-weighted assets.

Both the risk-based capital guidelines and the leverage ratio are minimum requirements, applicable only to top-rated banking institutions. Institutions operating at or near these levels are expected to have well-diversified risks, excellent control systems high asset quality, high liquidity, good earnings and in general, must be considered strong banking organizations, rated composite 1 under the CAMELS rating system for banks. Institutions with lower ratings and institutions with high levels of risk or experiencing or anticipating significant growth would be expected to maintain ratios 100 to 200 basis points above the stated minimums.

The OCC's guidelines provide that intangible assets are generally deducted from Tier 1 capital in calculating a bank's risk-based capital ratio. However, certain intangible assets which meet specified criteria ("qualifying intangibles") are retained as a part of Tier 1 capital. The OCC has modified the list of qualifying intangibles, currently including only purchased credit card relationships and mortgage and non-mortgage servicing assets. The OCC's guidelines formerly provided that the amount of such qualifying intangibles that may be included in Tier 1 capital was strictly limited to a maximum of 50% of total Tier 1 capital. The OCC has amended its guidelines to increase the limitation on such qualifying intangibles from 50% to 100% of Tier 1 capital, of which no more than 25% may consist of purchased credit card relationships and non-mortgage servicing assets.

In addition, the OCC has adopted rules which clarify treatment of asset sales with recourse not reported on a bank's balance sheet. Among assets affected are mortgages sold with recourse under Fannie Mae, Freddie Mac and Farmer Mac programs. The rules clarify that even though those transactions are treated as asset sales for bank Call Report purposes, those assets will still be subject to a capital charge under the risk-based capital guidelines.

The risk-based capital guidelines of the OCC, the Federal Reserve Board and the FDIC explicitly include provisions to limit a bank's exposure to declines in the economic value of its capital due to changes in interest rates to ensure that the guidelines take adequate account of interest rate risk. Interest rate risk is the adverse effect that changes in market interest rates may have on a bank's financial condition and is inherent to the business of banking. The exposure of a bank's economic value generally represents the change in the present value of its assets, less the change in the value of its liabilities, plus the change in the value of its interest rate off-balance sheet contracts. Concurrently, the agencies issued a joint policy statement to bankers, effective June 26, 1996, to provide guidance on sound practices for managing interest rate risk. In the policy statement, the agencies emphasize the necessity of adequate oversight by a bank's board of directors and senior management and of a comprehensive risk management process. The policy statement also describes the critical factors affecting the agencies' evaluations of a bank's interest rate risk when making a determination of capital adequacy. The agencies' risk assessment approach used to evaluate a bank's capital adequacy for interest rate risk relies on a combination of quantitative and qualitative factors. Banks that are found to have high levels of exposure and/or weak management practices will be directed by the agencies to take corrective action.

The Comptroller, the Federal Reserve Board and the FDIC recently added a provision to the risk-based capital guidelines that supplements and modifies the usual risk-based capital calculations to ensure that institutions with significant exposure to market risk maintain adequate capital to support that exposure. Market risk is the potential loss to an institution resulting from changes in market prices. The modifications are intended to address two types of market risk: general market risk, which includes changes in general interest rates, equity prices, exchange rates, or commodity prices, and specific market risk, which includes particular risks faced by the individual institution, such as event and default risks. The provision defines a new category of capital, Tier 3, which includes certain types of subordinated debt. The provision automatically applies only to those institutions whose trading activity, on a worldwide consolidated basis, equals either (i) 10% or more of total assets or (ii) $1 billion or more, although the agencies may apply the provision's requirements to any institution for which application of the new standard is deemed necessary or appropriate for safe banking practices. For institutions to which the modifications apply, Tier 3 capital may not be included in the calculation rendering the 8% credit risk ratio; the sum of Tier 2 and Tier 3 capital may not exceed 100% of Tier 1 capital; and Tier 3 capital is used in both the numerator and denominator of the normal risk-based capital ratio calculation to account for the estimated maximum amount that the value of all positions in the institution's trading account, as well as all foreign exchange and commodity positions, could decline within certain parameters set forth in a model defined by the statute. Furthermore, beginning no later than January 1, 1999, covered institutions must "backtest," comparing the actual net trading profit or loss for each of its most recent 250 days against the corresponding measures generated by the statutory model. Once per quarter, the institution must identify the number of times the actual net trading loss exceeded the corresponding measure and must then apply a statutory multiplication factor based on that number for the next quarter's capital charge for market risk.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), enacted on December 19, 1991, provides for a number of reforms relating to the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions and improvement of accounting standards. One aspect of the FDICIA involves the development of a regulatory monitoring system requiring prompt action on the part of banking regulators with regard to certain classes of undercapitalized institutions. While the FDICIA does not change any of the minimum capital requirements, it directs each of the federal banking agencies to issue regulations putting the monitoring plan into effect. The FDICIA creates five "capital categories" ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") which are defined in the FDICIA and which will be used to determine the severity of corrective action the appropriate regulator may take in the event an institution reaches a given level of undercapitalization. For example, an institution which becomes "undercapitalized" must submit a capital restoration plan to the appropriate regulator outlining the steps it will take to become adequately capitalized. Upon approving the plan, the regulator will monitor the institution's compliance. Before a capital restoration plan will be approved, any entity controlling a bank (i.e., holding companies) must guarantee compliance with the plan until the institution has been adequately capitalized for four consecutive calendar quarters. The liability of the holding company is limited to the lesser of five percent of the institution's total assets or the amount which is necessary to bring the institution into compliance with all capital standards. In addition, "undercapitalized" institutions will be restricted from paying management fees, dividends and other capital distributions, will be subject to certain asset growth restrictions and will be required to obtain prior approval from the appropriate regulator to open new branches or expand into new lines of business.

As an institution's capital levels decline, the extent of action to be taken by the appropriate regulator increases, restricting the types of transactions in which the institution may engage and ultimately providing for the appointment of a receiver for certain institutions deemed to be critically undercapitalized.

The FDICIA also provides that banks have to meet new safety and soundness standards. In order to comply with the FDICIA, the Federal Reserve Board, the OCC and the FDIC have adopted regulations defining operational and managerial standards relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits.

Both the capital standards and the safety and soundness standards which the FDICIA seeks to implement are designed to bolster and protect the deposit insurance fund.

In response to the directive issued under the FDICIA, the regulators have established regulations which, among other things, prescribe the capital thresholds for each of the five capital categories established by the FDICIA. The following table reflects the capital thresholds:

	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Tier 1 Leverage Ratio
Well Capitalized (1)	10.0%	6.0%	5.0%
Adequately Capitalized (1)	8.0%	4.0%	4.0%(2)
Undercapitalized (3)	< 8.0%	< 4.0%	< 4.0%(4)
Significantly Undercapitalized (3)	< 6.0%	< 3.0%	< 3.0%
Critically Undercapitalized	-	-	< 2.0%(5)

(1) An institution must meet all three minimums.
(2) 3.0% for composite 1-rated institutions subject to appropriate federal banking agency guidelines.
(3) An institution falls into this category if it is below the specified capital level for <u>any</u> of the three capital measures.
(4) Less than 3.0% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.
(5) Ratio of tangible equity to total assets.

As a national bank, the Bank is subject to examination and review by the OCC. This examination is typically completed on-site at least every twelve months and is subject to off-site review at call. The OCC, at will, can access quarterly reports of condition, as well as such additional reports as may be required by the national banking laws.

As a bank holding company, the Company is required to file with the Federal Reserve Board an annual report of its operations at the end of each fiscal year and such additional information as the Federal Reserve Board may require pursuant to the Act. The Federal Reserve Board may also make examinations of the Company and each of its subsidiaries.

The scope of regulation and permissible activities of the Company and the Bank is subject to change by future federal and state legislation. In addition, regulators sometimes require higher capital levels on a case-by-case basis based on such factors as the risk characteristics or management of a particular institution. The Company and the Bank are not aware of any attributes of their operating plan that would cause regulators to impose higher requirements.

Nonbanking Subsidiaries

The Company has the following directly and wholly-owned nonbanking subsidiaries that are currently active: Florida Banks Statutory Trust I, a Connecticut business trust, issued $6 million in trust preferred securities in 2001, which are guaranteed by the Company. Florida Banks Capital Trust II, a Delaware business trust, issued $4 million in trust preferred securities in 2002, which are guaranteed by the Company. Florida Banks Capital Trust I, a Delaware business trust, issued $4 million in trust preferred securities in 2002, which are guaranteed by the Company. Florida Banks Statutory Trust II, a Connecticut business trust, issued $3 million in trust preferred securities in 2002, which are guaranteed by the Company.

On February 21, 2003, the Company formed FLBK Foundation, Inc. (the "Foundation"), a Florida nonprofit corporation, for the purpose of making grants to tax-exempt charitable organizations. The board of the Foundation will consist of affiliates of the Company. On March 7, 2003, the Foundation filed for recognition of exemption under section 501(C)(3) of the Internal Revenue Code. The Foundation has not yet engaged in any grants or other activities.

Availability of Reports and Other Information

Our corporate website is http://www.flbk.com. We make available on this website, free of charge, access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 as soon as reasonably practicable after we electronically submit such material to the Securities and Exchange Commission. In addition, the Commission's website is http://www.sec.gov. The Commission makes available on its website, free of charge, reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the Commission. Information provided on our website or on the Commission's website is not part of this Annual Report on Form 10-K.

Item 2. Properties

The Company's occupies 5,113 sq. ft. of leased space for its main offices located at 5210 Belfort Road, Suite 310, Concourse II, Jacksonville, Florida 32256. The Bank operates seven banking offices and an operations center in the following locations:

Florida Bank, N.A. - Alachua County (1)
600 N.W. 43rd Street, Suite A
Gainesville, Florida 32607
Facilities: Owned by the Bank – 7,581 sq. ft.

Florida Bank, N.A. - Jacksonville
5210 Belfort Road, Suite 140
Jacksonville, Florida 32256
Facilities: Leased 6001 sq. ft.

Florida Bank, N.A. – Tampa (2)
100 West Kennedy Boulevard
Tampa, Florida 33602
Facilities: Leased 12,573 sq. ft.

Florida Bank, N.A. - Broward County
600 North Pine Island Rd., Suite 350
Plantation, Florida 33324
Facilities: Leased 4,893 sq. ft.

Florida Bank, N.A. - Pinellas County
8250 Bryan Dairy Road, Suite 150
Largo, Florida 33777
Facilities: Leased 5,428 sq. ft.

Florida Bank, N.A. - Marion County
2437 SE 17th Street, Suite 101
Ocala, Florida 34471
Facilities: Leased 5,485 sq. ft.

Florida Bank, N.A. - Operations Center
6301 Benjamin Road, Suite 105
Tampa, Florida 33634
Facilities: Leased 5,056 sq. ft.

Palm Beach Gardens Loan Production Office
7108 Airway Drive, Suite 225
Palm Beach Gardens, Florida 33418
Facilities: Leased 1,400 sq. ft.

(1) The Alachua County Bank leased approximately 1,600 square feet of its facility to a local health and fitness center until needed for future expansion by the Bank.

(2) Approximately 5,546 sq. ft. of the Tampa Bank facility has been subleased to a local law firm. The term of the sublease expires on June 30, 2003 in conjunction with the expiration of Bank's lease.

Additional information concerning the property owned or leased by the Company and its subsidiaries is incorporated herein by reference from Note 4 of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which the Company or the Bank is a party or of which any of their properties are subject, nor are there material proceedings known to the Company or the Bank to be threatened or pending by any governmental authority.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter ended December 31, 2002 to a vote of security holders of the Company.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is traded on The NASDAQ National Market under the symbol "FLBK." The common stock began trading on The NASDAQ National Market on July 30, 1998. The following table sets forth for the periods indicated the quarterly high and low sales prices per share as reported by The NASDAQ National Market. These quotations also reflect inter-dealer prices without retail mark-ups, mark-downs, or commissions.

	High	Low
Fiscal year ended December 31, 2001		
First Quarter	$7.188	$5.250
Second Quarter	6.500	5.290
Third Quarter	6.400	5.550
Fourth Quarter	6.250	5.510
Fiscal year ended December 31, 2002		
First Quarter	$8.900	$5.900
Second Quarter	9.640	7.410
Third Quarter	9.000	7.270
Fourth Quarter	8.968	7.580

As of December 31, 2002, there were approximately 224 holders of record of the Common Stock. Management of the Company believes that there are in excess of 2,800 beneficial holders of its Common Stock.

The Company has never declared or paid any dividends on its common stock. The Company currently anticipates that all of its earnings will be retained for development of the Company's business, and does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends on common stock, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, general financial condition, contractual restrictions, and such other factors as the Board of Directors may deem relevant.

In September 1999, the Company's Board of Directors authorized a stock repurchase plan covering up to ten percent (10%) of the outstanding shares of common stock (approximately 585,000 shares). The share repurchase plan authorizes the purchase of common shares at any price below the then current book value per share. As of March 14, 2003, the Company has repurchased 302,200 shares for a total cost of $1,866,197 or an average cost of $6.18 per share. Pursuant to the stock repurchase plan, on December 10, 2001, the Company's Board of Directors authorized a pre-programmed stock repurchase program pursuant to the 'safe harbor' guidelines of Rule 10b-18 of the Securities Exchange Act of 1934. This program provides for repurchase of up to 250,000 shares in the open market when the trading price of the Company's common stock falls to $5.75 per share or less. As of March 14, 2003, no shares had been repurchased under the Rule 10b-18 program.

Equity Compensation Plans

The Company maintains the 1998 Stock Option Plan (the "1998 Plan"), the Employee Stock Purchase Plan (the "ESPP") and the Amended and Restated Incentive Compensation Plan (the "Incentive Plan"). Only restricted common stock is awarded under the Incentive Plan.

The following table gives information about equity awards under the 1998 Plan, the Incentive Plan and the ESPP as of December 31, 2002:

Plan Category	Number of Shares to be issued upon the Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities remaining available for future issuance under Equity Compensation Plans
Equity Compensation Plans approved by the shareholders	14,842 (1)	$6.87 (2)	258,892 (3)
Equity Compensation Plans not approved by the shareholders	904,098 (4)	$8.68	87,442
TOTALS	918,940	$8.65	346,334

(1) Represents an aggregate of 14,842 common shares issuable upon exercise of options under the ESPP.

(2) Represents weighted-average exercise price of outstanding options under the ESPP.

(3) Includes 17,921 common shares and 240,971 common shares remaining available for issuance under the ESPP and the Incentive Plan, respectively.

(4) Represents the aggregate of common shares issuable upon exercise of options under the 1998 Plan.

(5) Represents weighted-average exercise price of outstanding options under the 1998 Plan.

(6) Represents common shares remaining available under the 1998 Plan.

Series C Preferred Stock

On December 31, 2002, the Company received $5 million in gross proceeds from a private placement of 50,000 shares of Series C Preferred Stock at a price of $100.00 per share to an institutional investor. Series C shares are non-convertible. Non-cumulative cash dividends accrue at five percent annually and are payable quarterly in arrears. During the first quarter of 2003, the institutional investor and the Company intend to consider an exchange of Series C Preferred shares for shares of a new series of preferred stock, which would be substantially similar to the Series C Preferred shares, except the new shares would be convertible into the Company's common stock at $10.00 per share. Any such change would be subject to necessary regulatory approvals. The sale of the Series C Preferred Stock was made in reliance on an exemption from registration under the Securities Act of 1933 provided in Regulation D and Section 4(2) thereunder. With respect to such reliance, certain inquiries were made by the Company and certain representations and warranties were received by the investor to establish that such exemption was available.

Item 6. Selected Financial Data

SELECTED FINANCIAL DATA

The following tables set forth selected financial data of the Company for the periods indicated. Florida Banks, Inc. was incorporated on October 15, 1997 for the purpose of becoming a bank holding company and acquiring First National Bank of Tampa. On August 4, 1998, the Company completed its initial public offering and its merger (the "Merger") with the Bank pursuant to which the Bank was merged with and into Florida Bank No. 1, N.A., a wholly-owned subsidiary of the Company, and renamed Florida Bank, N.A. Shareholders of the Bank received 1,375,000 shares of common stock of the Company valued at $13,750,000. The Merger was considered a reverse acquisition for accounting purposes, with the Bank identified as the accounting acquiror. The Merger has been accounted for as a purchase, but no goodwill has been recorded in the Merger and the financial statements of the Bank have become the historical financial statements of the Company.

The number of shares of common stock, the par value of common stock and per share amounts have been restated to reflect the shares exchanged in the Merger.

The selected financial data of the Company as of December 31, 2002, 2001, 2000, 1999 and 1998 and for each of the years then ended are derived from the financial statements of the Company, which have been audited by Deloitte & Touche LLP, independent auditors. These selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's financial statements and notes thereto, and financial and other information included elsewhere herein.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands except per share amounts)				
Summary Income Statement:					
Interest income	$ 34,927	$ 31,380	$ 23,766	$ 11,142	$ 5,413
Interest expense	15,584	16,548	13,711	4,696	2,436
Net interest income	19,343	14,832	10,055	6,446	2,977
Provision for loan losses	3,026	1,889	1,912	1,610	629
Net interest income after provision for loan losses	16,317	12,943	8,143	4,836	2,348
Noninterest income	4,040	2,048	1,011	583	613
Noninterest expense (1)	18,005	13,693	10,886	8,342	7,903
Income (loss) before provision for income taxes	2,352	1,298	(1,732)	(2,923)	(7,943)
Provision (benefit) for income taxes	885	490	(652)	(1,076)	(350)
Net income (loss)	1,467	808	(1,080)	(1,847)	(4,593)
Preferred stock dividends	140	250	-	-	-
Net income (loss) applicable to common shares	$ 1,327	$ 558	$ (1,080)	$ (1,847)	$ (4,593)
Earnings (loss) per common share:					
Basic	$ 0.21	$ 0.10	$ (0.19)	$ (0.32)	$ (1.46)
Diluted	0.20	0.10	(0.19)	(0.32)	(1.46)

(1) Noninterest expense for the Company for 1998 includes a nonrecurring, noncash charge of $3,939,000, relating to the February 3, 1998 sale of common stock and warrants included in the Units sold to accredited foreign investors and the February 11, 1998 sale of 297,000 shares of common stock to 14 officers, directors and consultants.

	At December 31,				
	2002	2001	2000	1999	1998
			(Dollars in Thousands)		
Summary Balance Sheet Data:					
Investment securities	$ 53,652	$ 38,886	$36,756	$28,511	$22,242
Loans held for investment, net of deferred loan fees	550,455	401,444	285,526	157,517	67,131
Loans held for sale	54,674	-	-	-	-
Earning assets	721,296	494,987	353,239	205,898	106,022
Total assets	756,066	522,323	372,797	218,163	113,566
Noninterest-bearing deposits	141,395	99,899	41,965	22,036	11,840
Total deposits	664,910	451,249	305,239	159,106	64,621
Other borrowed funds	14,576	14,210	26,035	18,279	5,718
Total shareholders' equity	52,964	46,142	38,556	39,235	42,588
Performance Ratios:					
Net interest margin (1)	3.33 %	3.62 %	3.58 %	4.57 %	4.28 %
Efficiency ratio (2)	77.00	81.12	98.37	118.68	220.18
Return on average assets	0.22	0.13	(0.36)	(1.07)	(5.42)
Return on average equity	2.79	1.30	(2.83)	(3.12)	(16.54)
Asset Quality Ratios:					
Allowance for loan losses to total loans held for investment	1.32 %	1.17 %	1.23 %	1.18 %	1.60 %
Non-performing loans to total loans held for investment	0.25	0.36	1.44	1.46	2.80
Net charge-offs to average loans held for investment	0.09	0.21	0.12	0.80	0.09
Capital and Liquidity Ratios:					
Total capital to risk-weighted assets	11.92 %	12.70 %	12.73 %	18.19 %	63.25%
Tier 1 capital to risk-weighted assets	10.78	11.63	11.58	17.29	61.59
Tier 1 capital to average assets	9.97	10.64	10.28	20.01	36.44
Average loans to average deposits	97.21	99.03	94.90	101.53	81.04
Average equity to average total assets	7.79	9.96	12.80	34.30	32.80

(1) Computed by dividing net interest income by average earning assets.

(2) Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The Company and its representatives may from time to time make written or oral statements that are "forward-looking" and provide other than historical information, including statements contained in the Form 10-K, the Company's other filings with the Securities and Exchange Commission or in communications to its shareholders. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. These factors include, among other things, the risk factors listed below.

In some case, the Company has identified forward-looking statements by such words or phrases as "will likely result," "is confident that," "expects," "should," "could," "may," "will continue to," "believes," "anticipates," "predicts," "forecasts," "estimates," "projects," "potential," "intends" or similar expressions identifying "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases. These forward-looking statements are based on management's current views and assumptions regarding future events, future business conditions and the outlook for the Company based on currently available information. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby identifying important factors that could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. Among the factors that could have an impact on the Company's ability to achieve operating results and growth plan goals are:

- *Management's ability to reduce and effectively manage interest rate risk and the impact of interest rates in general on the volatility of the Company's net interest income;*
- *Fluctuations in the value of the Company's investment securities;*
- *The ability to attract and retain senior management experienced in banking and financial services;*
- *The sufficiency of allowances for possible loan losses to absorb the amount of actual future losses inherent in the existing portfolio of loans;*
- *The Company's ability to adapt successfully to technological changes to compete effectively in the marketplace;*
- *Credit risks and risks from concentrations (by geographic area and by industry) within the Bank's loan portfolio;*
- *The effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company's market or elsewhere or providing similar services;*
- *The failure of assumptions underlying the establishment of reserves for loan losses and estimations of values of collateral and various financial assets and liabilities;*
- *Volatility of rate sensitive deposits;*
- *Operational risks, including data processing system failures or fraud;*
- *Asset/liability matching risks and liquidity risks;*
- *Changes in the economic environment, competition or other factors that may influence the anticipated growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing and Company's ability to successfully pursue acquisition and expansion strategies;*

- *The impact from liabilities arising from legal or administrative proceedings the financial condition of the Company;*
- *Governmental monetary and fiscal policies, as well as legislative and regulatory changes, that may result in the imposition of costs and constraints on the Company through higher FDIC insurance premiums, significant fluctuations in market interest rates and operational limitations;*
- *Changes in general economic or industry conditions, nationally or in the communities in which the Bank conducts business;*
- *Changes in accounting principles, policies or guidelines affecting the businesses conducted by the Company or its affiliates;*
- *Acts of war or terrorism; and*
- *Other economic, competitive, governmental, regulatory and technical factors affecting the Bank's operations, products, services, and prices.*

The Company wishes to caution that the foregoing list of important factors may not be all-inclusive and specifically declines to undertake any obligation to publicly update or revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

The Company

The Company was incorporated on October 15, 1997 to acquire or establish a bank in Florida. Prior to the consummation of the merger with First National Bank of Tampa (the "Merger"), the Company had no operating activities. The Merger was consummated immediately prior to the closing of the Company's initial public offering (the "Offering") on August 4, 1998. After the consummation of the Merger, the Bank's shareholders owned greater than 50% of the outstanding Common Stock of the Company, excluding the issuance of the shares in connection with the Offering. Accordingly, the Merger was accounted for as if the Bank had acquired the Company. The financial statements of the Bank have become the historical financial statements of the Company and no goodwill was recorded as a result of the Merger. In addition, the operating results of the Company incurred prior to the Merger, which consisted of organizational and start-up costs, are not included in the consolidated operating results.

The Company funded its start-up and organization costs through the sale of units, consisting of Common Stock, Preferred Stock and warrants to purchase shares of Common Stock. As the Company was not formed until 1997, the term "Company" used throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations" refers to the Company and the Bank for the periods ended December 31, 1998 and later, and for the Bank only for the period ended December 31, 1997 and prior periods. Unless otherwise indicated, the "Bank" refers to Florida Bank, N.A., formerly First National Bank of Tampa.

Summary

The Company reported net income of $1.5 million and net income applicable to common shareholders of $1.3 million for fiscal 2002, compared to net income of $808,000 and net income applicable to common shareholders of $558,000 for fiscal 2001. The Company had no preferred stock issued or outstanding prior to 2001. The Company's net loss for fiscal 2000 was $1.1 million. Basic and diluted earnings (loss) per common share were $.21, $.10, and ($.19) for the years ended December 31, 2002, 2001 and 2000. Diluted earnings (loss) per common share were $.20, $.10, and ($.19) for the years ended December 31, 2002, 2001 and 2000. Diluted earnings per common share reflects the dilutive effect of outstanding options.

The increase in the Company's net income in 2002, compared to 2001, was primarily attributable to an increase in net interest income and an increase in noninterest income, partially offset by an increase in noninterest expenses. Net interest income increased to $19.3 million in 2002 from $14.8 million in 2001, an increase of 30.4%. The provision for loan losses increased 60.2% to $3.0 million in 2002, from $1.9 million in 2001. Noninterest income increased 97.2% to $4.0 million in 2002 from $2.0 million in 2001. Noninterest expense increased to $18.0 million in 2002 from $13.7 million in 2001, an increase of 31.5%. The Company recorded a provision for income taxes in 2002 of $885,000, compared to $490,000 in 2001.

The improvement in the Company's performance to net income in 2001, compared to a net loss in 2000, was primarily attributable to an increase in net interest income and an increase in noninterest income, partially offset by an increase in noninterest expenses. Net interest income increased to $14.8 million in 2001 from $10.0 million in 2000, an increase of 47.5%. The provision for loan losses decreased 1.2% to $1.9 million in 2001, from $1.9 million in 2000. Noninterest income increased 102.5% to $2.0 million in 2001 from $1.0 million in 2000. Noninterest expense increased to $13.7 million in 2001 from $10.9 million in 2000, an increase of 25.9%. The Company recorded a provision for income taxes in 2001 of $490,000, compared to a benefit for income taxes of $652,000 in 2000.

Total assets at December 31, 2002 were $756.1 million, an increase of $233.7 million, or 44.8%, over the prior year. Total loans held for investment increased 37.1% to $550.9 million at December 31, 2002, from $401.7 million at December 31, 2001. Total deposits increased $213.7 million, or 47.3%, to $664.9 million at December 31, 2002 from $451.2 million at December 31, 2001. Shareholders' equity increased to $53.0 million at December 31, 2002 from $46.1 million at December 31, 2001, an increase of 14.8%. These increases were primarily attributable to the establishment of the wholesale mortgage division and the Palm Beach Gardens loan production office, together with maturity of the Company's locations in its other markets and continued successful implementation of its long-term strategies, more fully discussed in the section entitled "Business" in Part 1, Item 1 above.

The earnings performance of the Company is reflected in the calculations of net income as a percentage of average total assets ("Return on Average Assets") and net income as a percentage of average shareholders' equity ("Return on Average Equity"). Return on Average Assets and Return on Average Equity are computed using Net Income Applicable to Common Shares. During 2002, the Return on Average Assets and Return on Average Equity were 0.22% and 2.79% respectively, compared to 0.13% and 1.30%, respectively, for 2001. The Company's ratio of total equity to total assets decreased to 7.01% at December 31, 2002 from 8.83% at December 31, 2001, primarily as a result of growth from branch operations.

Total assets at December 31, 2001 were $522.3 million, an increase of $149.5 million, or 40.11%, over the prior year. Total loans increased 40.6% to $401.4 million at December 31, 2001, from $285.5 million at December 31, 2000. Total deposits increased $146.0 million, or 47.8%, to $451.2 million at December 31, 2001 from $305.2 million at December 31, 2000. Shareholders' equity increased to $46.1 million at December 31, 2001 from $38.6 million at December 31, 2000, an increase of 19.7%. These increases were primarily attributable to the conversion of the Marion County office to a full service branch in its first full year of operations, together with maturity of the Company's locations in its other markets and continued successful implementation of its long-term strategies, more fully discussed in the section entitled "Business" in Part 1, Item 1 above.

During 2001, the Return on Average Assets and Return on Average Equity were 0.13% and 1.30% respectively, compared to (0.36%) and (2.83%), respectively, for 2000. The Company's ratio of total equity to total assets decreased to 8.83% at December 31, 2001 from 10.3% at December 31, 2000, primarily as a result of growth from branch operations.

Results of Operations

Net Interest Income

The following three tables set forth, for the periods indicated, certain information related to the Company's average balance sheet, its yields on average earning assets and its average rates on interest-bearing liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

	Year Ended December 31, 2002 Average Balance	Income / Expense	Yield / Cost
	(Dollars in thousands)		
ASSETS:			
Total loans (1)	$484,132	$31,853	6.58%
Investment securities (2)	43,264	2,239	5.18%
Federal funds sold & other investments	53,623	835	1.56%
Total earning assets	581,019	34,927	5.96%
Cash and due from banks	20,169		
Premises and equipment, net	4,382		
Other assets, net	9,750		
Allowance for loan losses	(5,747)		
Total Assets (3)	$609,573		
LIABILITIES:			
Interest-bearing liabilities:			
Interest-bearing transaction accounts	$41,817	710	1.70%
Savings deposits	72,145	1,443	2.00%
Time deposits	317,305	12,469	3.93%
Repurchase agreements sold	37,726	502	1.33%
Other borrowed funds	10,143	460	4.54%
Total interest bearing liabilities	479,136	15,584	3.25%
Demand deposits	66,769		
Accrued interest and other liabilities	16,180		
Shareholders' equity	47,488		
Total liabilities and shareholders' equity	$609,573		
Net interest income		$19,343	
Net interest spread			2.71%
Net interest margin			3.33%
Non-interest expense			$18,005
Overhead ratio			2.95%
Non-interest income			$4,040
Non-interest income ratio			0.66%

(1) - Average loans include nonaccrual loans. At December 31, 2002, $1.5 million of loans were accounted for on a non-accrual basis. All loans and deposits are domestic.

(2) - Stated at amortized cost. Does not reflect unrealized gains or losses. All securities are taxable. The Company has no trading account securities

(3) - All yields are considered taxable equivalent because the Company has no tax exempt assets.

	Year Ended December 31, 2001 Average Balance	Income / Expense	Yield / Cost
	(Dollars in thousands)		
ASSETS:			
Total loans (1)	$340,778	$27,692	8.13%
Investment securities (2)	39,297	2,653	6.75%
Federal funds sold & other investments	29,746	1,035	3.48%
Total earning assets	409,821	31,380	7.66%
Cash and due from banks	12,598		
Premises and equipment, net	3,355		
Other assets, net	7,833		
Allowance for loan losses	(4,046)		
Total Assets (3)	$429,561		
LIABILITIES:			
Interest-bearing liabilities:			
Interest-bearing transaction accounts	$19,439	366	1.89%
Savings deposits	54,602	2,034	3.72%
Time deposits	223,905	12,548	5.60%
Repurchase agreements sold	33,568	1,205	3.59%
Other borrowed funds	7,585	395	5.21%
Total interest bearing liabilities	339,099	16,548	4.87%
Demand deposits	44,038		
Accrued interest and other liabilities	3,415		
Shareholders' equity	43,009		
Total liabilities and shareholders' equity	$429,561		
Net interest income		$14,832	
Net interest spread			2.79%
Net interest margin			3.62%
Non-interest expense			$13,693
Overhead ratio			3.19%
Non-interest income			$2,048
Non-interest income ratio			0.48%

(1) - Average loans include nonaccrual loans. At December 31, 2001, $1.1 million of loans were accounted for on a non-accrual basis. All loans and deposits are domestic.

(2) - Stated at amortized cost. Does not reflect unrealized gains or losses. All securities are taxable. The Company has no trading account securities

(3) - All yields are considered taxable equivalent because the Company has no tax exempt assets.

	Year Ended December 31, 2000 Average Balance	Income / Expense	Yield / Cost
	(Dollars in thousands)		
ASSETS:			
Total loans (1)	$224,317	$20,073	8.95%
Investment securities (2)	37,416	2,477	6.62%
Federal funds sold & other investments	19,084	1,216	5.53%
Total earning assets	280,817	23,766	8.46%
Cash and due from banks	9,311		
Premises and equipment, net	2,805		
Other assets, net	5,675		
Allowance for loan losses	(2,676)		
Total Assets (3)	$295,932		
LIABILITIES:			
Interest-bearing liabilities:			
Interest-bearing transaction accounts	$11,641	219	1.58%
Savings deposits	38,101	2,092	5.49%
Time deposits	156,150	10,083	6.46%
Repurchase agreements sold	14,956	903	6.04%
Other borrowed funds	6,824	414	6.07%
Total interest bearing liabilities	227,672	13,711	6.02%
Demand deposits	27,677		
Accrued interest and other liabilities	2,343		
Shareholders' equity	38,240		
Total liabilities and shareholders' equity	$295,932		
Net interest income		$10,055	
Net interest spread			2.44%
Net interest margin			3.58%
Non-interest expense			$10,886
Overhead ratio			3.67%
Non-interest income			$1,011
Non-interest income ratio			0.34%

(1) - Average loans include nonaccrual loans. At December 31, 2000, $1.5 million of loans were accounted for on a non-accrual basis. All loans and deposits are domestic.

(2) - Stated at amortized cost. Does not reflect unrealized gains or losses. All securities are taxable. The Company has no trading account securities

(3) - All yields are considered taxable equivalent because the Company has no tax exempt assets.

Net interest income is the principal component of a commercial bank's income stream and represents the difference or spread between interest and certain fee income generated from earning assets and the interest expense paid on deposits and other borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. The Company had no investments in tax-exempt securities during 2002, 2001 and 2000. Accordingly, no adjustment is necessary to facilitate comparisons on a taxable equivalent basis.

Net interest income increased 30.4% to $19.3 million in 2002 from $14.8 million in 2001. This increase is attributable to growth in loan volume due to ongoing branch operations, new loan production office operations, and the new wholesale mortgage operation. These increases are partially offset by the growth in time deposits, repurchase agreements and other borrowed funds. The trend in net interest income is commonly evaluated using net interest margin and net interest spread. The net interest margin, or net yield on average earning assets, is computed by dividing fully taxable equivalent net interest income by average earning assets. The net interest margin decreased 29 basis points to 3.33% in 2002 on average earning assets of $581.0 million from 3.62% in 2001 on average earning assets of $409.8 million. This decrease is primarily due to the fact that the average yield on earning assets decreased slightly more than the average rates on interest-bearing liabilities decreased. There was an 170 basis point decrease in the average yield on earning assets to 5.96% in 2002 from 7.66% in 2001 and a 162 basis point decrease in the average rate paid on interest-bearing liabilities to 3.25% in 2002 from 4.87% in 2001. The decreased yield on earning assets was primarily the result of lower market rates on loans and investment securities, prompted by a decrease in the Prime Rate during November 2002, from 4.75% to 4.25%, combined with ongoing weakness in other loan indexes, including LIBOR (London Inter-Bank Offered Rate) and various mortgage rate indexes. The decrease in the average cost of interest-bearing liabilities is attributable to decreases in market rates on interest-bearing demand deposits, savings and time deposits, money market accounts and other borrowed funds.

Net interest income increased 47.5% to $14.8 million in 2001 from $10.1 million in 2000. This increase is attributable to growth in loan volume due to new branch operations, and is partially offset by the growth in time deposits, repurchase agreements and other borrowed funds. The trend in net interest income is commonly evaluated using net interest margin and net interest spread. The net interest margin, or net yield on average earning assets, is computed by dividing fully taxable equivalent net interest income by average earning assets. The net interest margin increased 4 basis points to 3.62% in 2001 on average earning assets of $409.8 million from 3.58% in 2000 on average earning assets of $280.8 million. This increase is primarily due to the fact that the average rates paid on interest bearing liabilities decreased more than the average yield on earning assets decreased. There was an 80 basis point decrease in the average yield on earning assets to 7.66% in 2001 from 8.46% in 2000 and a 115 basis point decrease in the average rate paid on interest-bearing liabilities to 4.87% in 2001 from 6.02% in 2000. The decreased yield on earning assets was primarily the result of lower market rates on loans and investment securities, prompted by eleven decreases in the Prime Rate during 2001, from 9.5% to 4.75%. The decrease in the average cost of interest-bearing liabilities is attributable to decreases in market rates on interest-bearing demand deposits, savings and time deposits, money market accounts and other borrowed funds.

The net interest spread decreased to 2.71% in 2002 from 2.79% in 2001, as the yield on average earning assets decreased 170 basis points while the cost of interest-bearing liabilities decreased 162 basis points. The net interest spread measures the absolute difference between the yield on average earning assets and the rate paid on average interest-bearing sources of funds. The net interest spread eliminates the impact of noninterest-bearing funds and gives a direct perspective on the effect of market interest rate movements. This measurement allows management to evaluate the variance in market rates and adjust rates or terms as needed to maximize spreads.

The net interest spread increased 35 basis points to 2.79% in 2001 from 2.44% in 2000, as the yield on average earning assets decreased 80 basis points while the cost of interest-bearing liabilities decreased 115 basis points.

During recent years, the net interest margins and net interest spreads have been under pressure, due in part to intense competition for funds with non-bank institutions and changing regulatory supervision for some financial intermediaries. The pressure was not unique to the Company and was experienced by the banking industry nationwide.

To counter potential declines in the net interest margin and the interest rate risk inherent in the balance sheet, the Company adjusts the rates and terms of its interest-bearing liabilities in response to general market rate changes and the competitive environment. The Company monitors Federal funds sold levels throughout the year, investing any funds not necessary to maintain appropriate liquidity in higher yielding investments such as short-term U.S. government and agency securities. The Company will continue to manage its balance sheet and its interest rate risk based on changing market interest rate conditions.

Rate/Volume Analysis of Net Interest Income

The table below presents the changes in interest income and interest expense attributable to volume and rate changes between 2001 and 2002, between 2000 and 2001 and between 1999 and 2000. The effect of a change in average balance has been determined by applying the average rate in 2001, 2000 and 1999 to the change in average balance from 2000 to 2001 to 2002 and from 1999 to 2000 to 2001, respectively. The effect of change in rate has been determined by applying the average balance in 2001, 2000 and 1999 to the change in the average rate from 2000 to 2001 to 2002 and from 1999 to 2000 to 2001, respectively. The net change attributable to the combined impact of the volume and rate has been allocated to both components in proportion to the relationship of the absolute dollar amounts of the change in each.

	Year Ended December 31,2002 Compared With December 31,2001 (Dollars in Thousands) Increase / Decrease Due To:			Year Ended December 31,2001 Compared With December 31,2000 (Dollars in Thousands) Increase / Decrease Due To:			Year Ended December 31,2000 Compared With December 31,1999 (Dollars in Thousands) Increase / Decrease Due To:		
	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Interest earned on:									
Taxable securities	$267	$ (681)	$ (414)	$ 281	$ (105)	$ 176	$ 611	$348	$959
Federal funds sold	511	(713)	(202)	65	(461)	(396)	767	192	959
Net loans	11,669	(7,508)	4,161	10,416	(2,797)	7,619	10,596	442	11,038
Repurchase agreements	287	(250)	37	215		215	(333)		(333)
Total earning assets	12,734	(9,152)	3,582	10,977	(3,363)	7,614	11,641	982	12,623
Interest paid on:									
Money-market and interest-bearing demand deposits	424	(80)	344	147	1	148	104	(21)	83
Savings deposits	650	(1,206)	(556)	859	(985)	(126)	634	305	939
Time deposits	5,221	(5,300)	(79)	4,392	(1,859)	2,533	5,887	1,431	7,318
Repurchase agreements	149	(852)	(703)	1,124	(823)	301	108	243	351
Other borrowed funds	133	(68)	65	46	(65)	(19)	280	44	324
Total interest-bearing Liabilities	6,577	(7,506)	(929)	6,568	(3,731)	2,837	7,013	2,002	9,015
Net interest income	$6,157	$(1,646)	$4,511	$4,409	$368	$4,777	$ 4,628	$(1,020)	$3,608

Provision for Loan Losses

The provision for loan losses is the expense of providing an allowance or reserve for anticipated future losses on loans. The amount of the provision for each period is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of loan collateral and general business and economic conditions.

The provision for loan losses charged to operations in 2002 was $3.0 million. The provision for loan losses charged to operations in 2001 was $1.9 million, which was approximately the same amount as 2000. The increase in the provision from 2001 to 2002 was generally due to the increase in the amount of loans outstanding. In addition, in December 2002, a provision of approximately $450,000 was charged to establish a specific reserve for an overdraft related to one of the Company's Automated Clearing House processors. This overdraft was charged off in the first quarter of 2003. For additional information regarding provision for loan losses, charge-offs and allowance for loan losses, see "— Financial Condition—Asset Quality."

Noninterest Income

Noninterest income consists of revenues generated from a broad range of financial services, products and activities, including fee-based services, service fees on deposit accounts and other activities. In addition, gains realized from the sale of the guaranteed portion of SBA loans, other real estate owned, and available for sale investments are included in noninterest income.

Noninterest income increased 97.3% to $4.0 million in 2002 from $2.0 million in 2001. This change resulted from an increase in the amount of service fees on deposit accounts, an increase in mortgage loan origination fees, and the income generated by the wholesale mortgage division, partially offset by a loss on the sale of investment securities held for sale, a smaller gain on sale of commercial loans, and lower other noninterest income. Service fees on deposit accounts increased 40.4% to $1.7 million in 2002 from $1.2 million in 2001 due to an increase in the volume of business and personal transaction accounts and increased volume in the number of services transacted for customers subject to service charges. Sale of available for sale securities resulted in a net loss of $4,000 in 2002, compared to a gain of $74,000 in 2001. Sale of commercial loans resulted in a gain of $43,000 in 2002, compared to $104,000 in 2001, a decrease of 58.8%. Gain on sale of mortgage loans in 2002 totaled $1.1 million. The wholesale mortgage division commenced operations in the fourth quarter of 2002. Mortgage loan origination fees increased 242.5% to $805,000 in 2002 compared to $235,000 in 2001. Other income, which includes various recurring noninterest income items such as debit card fees, decreased 6.6% to $384,000 in 2002 from $411,000 in 2001.

Noninterest income increased 102.5% to $2.0 million in 2001 from $1.0 million in 2000. This change resulted from an increase in the amount of service fees on deposit accounts, a gain from the sale of loans, an increase in the net gain from the sale of available for sale securities, and an increase in other noninterest income. Service fees on deposit accounts increased 73.5% to $1.2 million in 2001 from $706,000 in 2000 due to an increase in the volume of business and personal transaction accounts and increased volume in the number of services transacted for customers subject to service charges. Sale of available for sale securities resulted in a net gain of $74,000 in 2001, compared to $10,000 in 2000, an increase of 649.9%. Sale of loans resulted in a gain of $104,000 in 2001, compared to zero in 2000. Mortgage loan origination fees increased 320.8% to $235,000 in 2001 from $56,000 in 2000. Other income, which includes various recurring noninterest income items such as debit card fees, increased 71.3% to $411,000 in 2001 from $240,000 in 2000.

The following table presents an analysis of the noninterest income for the periods indicated with respect to each major category of noninterest income:

	2002	2001	2000	% Change 2002-2001	% Change 2001-2000
		(Dollars in thousands)			
Service fees	$1,719	$1,224	$705	40.4%	73.5%
Gain on sale of commercial loans	43	104	0	(58.8)	100.0
Gain on sale of mortgage loans	1,093	0	0	100.0	N/A
Mortgage loan origination fees	805	235	56	242.5	320.8
(Loss) gain on sale of available for sale investment securities, net	(4)	74	10	N/A	649.9
Other	384	411	240	(6.6)	71.3
Total	$4,040	$2,048	$1,011	97.3%	102.5%

Noninterest Expense

Noninterest expense increased 31.5% to $18.0 million in 2002 from $13.7 million in 2001. These increases are primarily attributable to increases in personnel, occupancy, data processing and other expenses relating to the establishment of the wholesale mortgage division and the Palm Beach Gardens loan production office, and increased dividends on preferred securities of the Company's subsidiary trusts, together with increases in personnel and other expenses related to the overall growth of the Company. Salaries and benefits increased 26.0% to $11.0 million in 2002 from $8.8 million in 2001. This increase is primarily attributable increases in the overall number of personnel, and additional employees related to the wholesale mortgage division. Occupancy and equipment expense increased 17.9% to $2.1 million in 2002 from $1.8 million in 2001, primarily as a result of the activities of the wholesale mortgage division, which began operations in the fourth quarter of 2002. Data processing expense increased 28.7% to $873,000 in 2002 from $678,000 in 2001, which is primarily attributable to the growth in loan and deposit transactions and the addition of new services. Dividends on preferred securities of the Company's subsidiary trusts increased 4,775.6%, to $633,000 in 2002 from $13,000 in 2001. This increase was due to an increase in the amount of such securities outstanding to $16.5 million at December 31, 2002 from $5.8 million at the prior year-end. Also, the securities outstanding at December 31, 2001 were issued on December 18, 2001, so only thirteen days' interest accrued with respect to those securities in 2001. Other operating expenses increased 36.7% to $3.4 million in 2002 from $2.5 million in 2001. This increase is attributable primarily to an increase of $135,000 in other real estate owned expenses, an increase of $131,000 in audit, tax and accounting expense, and increase of $90,000 in communication expense and an increase of $89,000 in Automated Clearing House and bank service charge expense. These expenses are primarily attributable to opening of the wholesale mortgage division and an overall increase in the size and volume of business conducted by the Bank.

Noninterest expense increased 25.8% to $13.7 million in 2001 from $10.9 million in 2000. These increases are primarily attributable to increases in personnel, occupancy, data processing and other expenses relating to conversion of the Marion County office to a full-service branch, the first full year of operation of the Marion County banking office, together with increases in personnel and expenses related to the overall growth of the Company. Salaries and benefits increased 28.6% to $8.8 million in 2001 from $6.8 million in 2000. This increase is primarily attributable increases in the overall number of personnel, and additional employees related to the Marion County office. Occupancy and equipment expense increased 16.9% to $1.8 million in 2001 from $1.5 million in 2000, primarily as a result of the addition of the Marion County full-service branch, together with an increase in space for the Holding Company. Data processing expense increased 48.4% to $678,000 in 2001 from $457,000 in 2000, which is primarily attributable to the growth in loan and deposit transactions and the addition of new services. Other operating expenses increased 17.6% to $2.5 million in 2001 from $2.1 million in 2000. This increase is attributable primarily to an increase of $104,000 in postage and courier expenses, an increase of $37,000 in communications expense and an increase of $45,000 in legal fees. These expenses are primarily attributable to opening of new banking offices and an overall increase in the size and volume of business conducted by the Bank.

The following table presents an analysis of the noninterest expense for the periods indicated with respect to each major category of noninterest expense:

	2002	2001	2000	% Change 2002-2001	% Change 2001-2000
	(Dollars in thousands)				
Salaries and benefits	$11,038	$8,761	$6,813	26.0%	28.6%
Occupancy and equipment	2,106	1,786	1,528	17.9	16.9
Data processing	873	678	457	28.7	48.4
Dividends on preferred securities of subsidiary trust	633	13	0	4,775.6	100.0
Other	3,355	2,455	2,088	36.7	17.6
Total	$18,005	$13,693	$10,886	31.5 %	25.8%

Provision for Income Taxes

The provision for income taxes was $885,000 for 2002, compared to $490,000 for 2001. The effective tax rate for 2002 and 2001 was 37.6%. The Company paid no income taxes during 2002 and 2001 due to the availability of net operating loss carryforwards.

The provision for income taxes was $490,000 for 2001, compared to a benefit of $652,000 for 2000. The effective tax rate for 2001 and 2000 was 37.6%. The Company paid no income taxes during 2001 and 2000 due to the availability of net operating loss carryforwards.

Certain income and expense items are recognized in different periods for financial reporting purposes and for income tax return purposes. Deferred income tax assets and liabilities reflect the differences between the values of certain assets and liabilities for financial reporting purposes and for income tax purposes, computed at the current tax rates. Deferred income tax expense is computed as the change in the Company's deferred tax assets, net of deferred tax liabilities and the valuation allowance. The Company's deferred income tax assets consist principally of net operating loss carryforwards. A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

First National Bank of Tampa reported losses from operations each year from its inception in 1988 through 1994. These losses primarily resulted from loan losses and high overhead costs. Management of First National Bank of Tampa was replaced during 1992 and additional capital of $1.6 million was raised through a private placement of common stock during 1993. Largely as a result of these changes, the Company became profitable in 1995. In order to reflect this fresh start, the Bank elected to restructure its capital accounts through a quasi-reorganization. A quasi-reorganization is an accounting procedure that allows a company to restructure its capital accounts to remove an accumulated deficit without undergoing a legal reorganization. Accordingly, the Bank charged against additional paid-in capital its accumulated deficit of $8.1 million at December 31, 1995. As a result of the quasi-reorganization, the future benefit from the utilization of the net operating loss carryforwards generated prior to the date of the quasi-reorganization was required to be accounted for as an increase to additional paid-in capital. Such benefits are not considered to have resulted from the Bank's results of operations subsequent to the quasi-reorganization.

As of December 31, 2002, the Company had approximately $4.6 million in net operating loss carryforwards available to reduce future taxable earnings, which resulted in net deferred tax assets of $3.9 million. These net operating loss carryforwards will expire in varying amounts in the years 2006 through 2018 unless fully utilized by the Company. Based on management's estimate of future earnings and the expiration dates of the net operating loss carry forwards as of December 31, 2002 and 2001, it was determined that it is more likely than not that the benefit of the deferred tax assets will be realized.

The following table presents the components of net deferred tax assets:

	As of December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Deferred tax assets	$4,436	$4,365	$4,779
Deferred tax liabilities	527	348	174
Valuation allowance	----	----	----
Net deferred tax assets	$3,909	$4,017	$4,605

The utilization of the net operating loss carryforwards reduces the amount of the related deferred tax asset by the amount of such utilization at the current enacted tax rates. Other deferred tax items resulting in temporary differences in the recognition of income and expenses such as the allowance for loan losses, loan fees, accumulated depreciation and cash to accrual adjustments will fluctuate from year-to-year.

As a result of the Merger, the Company has the use of the Bank's net operating loss carryforwards. However, the portion of the Company's net operating loss carryforwards which become usable each year is limited under provisions of Section 382 of the Internal Revenue Code relating to the change in control. The annual limitation is based upon the purchase price of the Company multiplied by the applicable Long-Term Tax-Exempt Rate (as defined in the Internal Revenue Code) at the date of acquisition. Based upon the applicable Long-Term Tax-Exempt Rate for December 1998 acquisitions, this annual limitation is approximately $700,000. Management believes it is more likely than not that the Company will produce sufficient taxable income to allow the Company to fully utilize its net operating loss carryforwards prior to their expiration.

Net Income

The Company reported net income of $1.5 million and net income applicable to common shares of $1.3 million in 2002, compared to net income of $808,000 and net income applicable to common shares of $558,000 in 2001. The improvement in profitability was primarily attributable to an increase in net interest income and an increase in noninterest income, partially offset by an increase in noninterest expenses. Basic income per common share was $.21 for 2002 and $.10 for 2001.

The Company reported net income of $808,000 and net income applicable to common shares of $558,000 in 2001, compared to a net loss of $1.1 million in 2000. The Company had no preferred stock issued or outstanding prior to 2001. The improvement in profitability was primarily attributable to an increase in net interest income and an increase in noninterest income, partially offset by an increase in noninterest expenses. Basic income (loss) per common share was $.10 for 2001 and ($.19) for 2000.

Return on Average Assets and Return on Average Equity are computed using Net Income Applicable to Common Shares. Return on Average Assets for 2002 increased 9 basis points to 0.22%, compared to 0.13% in 2001. Return on Average Assets increased 49 basis points to 0.13% in 2001 from a deficit of (0.36%) in 2000. Return on Average Equity increased 149 basis points to 2.79% in 2002, compared to 1.30% in 2001. Return on Average Equity increased 413 basis points to 1.30% in 2001, compared to a deficit of (2.83%) in 2000.

Business Segments

Prior to October 1, 2002, the Company had only one reporting segment. In October, 2002, the Company started a mortgage banking division which is managed as a segment. Accordingly, beginning in 2002, the Company has two reporting segments, the commercial bank and the mortgage bank. For more details on segment disclosures, please see Note 21 – Segment Reporting in the Notes to the Consolidated Financial Statements. The lines of business are defined as follows:

Commercial Bank

The commercial bank segment offers a wide array of financial services to its customers, including short and long-term commercial, consumer and mortgage loans, interest-bearing and non-interest-bearing deposit accounts, telephone and internet banking, Automated Clearing House and Electronic Funds Transfer, stored value cards, and other specialized products and services. The commercial bank segment accounted for 97.4% of net interest income, 65.6% of noninterest income, and 76.0% of noninterest expense. As this segment comprises the majority of the Company's operations, the performance of this segment is described in the consolidated discussion of financial condition and results of operations above.

Mortgage Bank

The mortgage bank segment originates residential mortgage loans through its network of mortgage brokers and sells these loans on a wholesale basis into the secondary mortgage loan market. The mortgage bank segment accounted for 0.8% of net interest income, 33.5% of noninterest income, and 5.1% on noninterest expense. The mortgage bank originated approximately $97 million in mortgage loans during 2002 and sold approximately $44 million in mortgage loans during this same period. This segment contributed $505,000 to income before income taxes, excluding any allocation of parent company costs.

Other

This category includes the Company's investment securities portfolio, capital, derivative instruments, liquidity and funding activities, risk management, and certain other support activities not currently allocated to the aforementioned business segments.

Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the year ended December 31, 2002 follows:

	Commercial Bank	Mortgage Bank	Other	Intersegment Eliminations	Consolidated Total
Net interest income	$ 18,840,999	$ 163,800	$ 338,205		$ 19,343,004
Noninterest income	2,684,723	1,355,036			4,039,759
Noninterest expense	13,689,351	911,222	3,404,236		18,004,809
Income (loss) before taxes	4,912,752	505,459	(3,066,032)		2,352,179
Assets	694,561,452	55,234,735	70,290,850	(64,021,487)	756,065,550
Expenditures for additions to premises and equipment	2,398,326	561,600	8,410		2,968,336

Financial Condition

Earning Assets

Average earning assets increased 41.8% to $581.0 million in 2002 from $409.8 million in 2001. During 2002, loans, net of deferred loan fees, represented 83.4% of average earning assets, investment securities comprised 7.4%, and Federal funds sold and other investments comprised 9.2%. In 2001, loans, net of deferred loan fees, comprised 83.3% of average earning assets, investment securities comprised 9.5%, and Federal funds sold and other investments comprised 7.2%. The change in the mix of earning assets is primarily attributable to the growth in the Company's loan portfolio. The Company manages its securities portfolio and additional funds to minimize the effects of interest rate fluctuation risk and to provide liquidity.

In 2002, growth in earning assets was funded primarily through an increase in total deposits due to expanded branch operations, the selling of additional brokered deposits, and the issuance of trust preferred securities.

Loan Portfolio

The Company's total loans held for investment outstanding increased 37.1% to $550.5 million as of December 31, 2002 from $401.4 million as of December 31, 2001. Loan growth for 2002 was funded primarily through growth in average deposits. The growth in the loan portfolio primarily was a result of an increase in commercial and commercial real estate loans of $126.0 million, or 35.7%, from December 31, 2001 to December 31, 2002. Average total loans held for investment in 2002 were $484.1 million, $66.3 million less than the year-end balance of $550.5 million due to the increase in loan production for the third and fourth quarters of 2002. The Company engages in a full complement of lending activities, including commercial, real estate construction, real estate mortgage, home equity, installment, SBA and USDA guaranteed loans and credit card loans.

The following table presents various categories of loans contained in the Company's portfolio of loans held for investment for the periods indicated, the total amount of all loans for such periods, and the percentage of total loans represented by each category for such periods:

	As of December 31,									
	2002		2001		2000		1999		1998	
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
Type of Loan										
Commercial real estate	$313,120	56.8%	$210,373	52.4%	$158,654	55.6%	$69,261	43.9%	$25,326	37.6%
Commercial	166,122	30.2%	142,911	35.6%	102,391	35.8%	68,991	43.8%	33,103	49.2%
Residential mortgage	23,080	4.2%	22,309	5.6%	9,796	3.4%	10,846	6.9%	6,047	9.0%
Consumer	45,860	8.3%	23,158	5.7%	13,036	4.6%	7,246	4.6%	2,021	3.0%
Credit cards and other	2,792	0.5%	2,912	0.7%	1,747	0.6%	1,244	0.8%	796	1.2%
Total loans	550,974	100.0%	401,663	100.0%	285,624	100.0%	157,588	100.0%	67,293	100.0%
Net deferred loan fees	(519)		(219)		(98)		(71)		(162)	
Loans, net of deferred fees	550,455		401,444		285,526		157,517		67,131	
Allowance for loan losses	(7,263)		(4,692)		(3,511)		(1,858)		(1,074)	
Net loans held for investment	$543,192		$396,752		$282,015		$155,659		$66,057	

Commercial Real Estate. Commercial real estate loans consist of loans secured by owner-occupied commercial properties, income-producing properties and construction and land development. At December 31, 2002, commercial real estate loans represented 56.8% of outstanding loan balances, compared to 52.4% at December 31, 2001. The increase in commercial real estate loans is a result of increased emphasis on commercial real estate loans.

Commercial. This category of loans includes loans made to individual, partnership or corporate borrowers, and obtained for a variety of business purposes. At December 31, 2002, commercial loans represented 30.2% of outstanding loan balances, compared to 35.6% at December 31, 2001. The decrease in commercial loans corresponds with management's strategy to diversify risk.

Residential Mortgage. The Company's residential mortgage loans consist of first and second mortgage loans and construction loans. At December 31, 2002, residential mortgage loans represented 4.2% of outstanding loan balances, compared to 5.6% at December 31, 2001. The Company does not actively market residential mortgages and its portfolio primarily consists of loans to the principals of other commercial relationships.

Consumer. The Company's consumer loans consist primarily of installment loans to individuals for personal, family and household purposes, education and other personal expenditures. At December 31, 2002, consumer loans represented 8.3% of outstanding loan balances, compared to 5.7% at December 31, 2001. The Company does not actively market consumer loans and its portfolio primarily consists of loans to the principals of other commercial relationships. Growth in this category during 2002 is primarily attributable to maturing relationships with commercial customers, which lead to meeting of additional, non-commercial credit needs for these customers, together with the operations of the new loan production office in Palm Beach Gardens.

Credit Card and Other Loans. This category of loans consists of borrowings by customers using credit cards, overdrafts and overdraft protection lines. At December 31, 2002, credit card and other loans represented 0.5% of outstanding loan balances as compared to 0.7% at December 31, 2001. These credits are primarily extended to the principals of commercial customers.

The Company's only area of credit concentration is commercial and commercial real estate loans. The Company has not invested in loans to finance highly-leveraged transactions, such as leveraged buy-out transactions, as defined by the Federal Reserve Board and other regulatory agencies. In addition, the Company had no foreign loans or loans to lesser developed countries as of December 31, 2002.

While risk of loss in the Company's loan portfolio is primarily tied to the credit quality of the borrowers, risk of loss may also increase due to factors beyond the Company's control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in the Company's real estate portfolio. Of the Company's target areas of lending activities, commercial loans are generally considered to have greater risk than real estate loans or consumer loans. For this reason the Company seeks to diversify its commercial loan portfolio by industry, geographic distribution and size of credits.

From time to time, management of the Company has originated certain loans, which, because they exceeded the Company's internally established or legal lending limit, were sold to other institutions. As a result of growth, the Company has an increased lending limit and has repurchased certain loan participations, thereby increasing earning assets.

The Company also purchases participations from other institutions. When the Company purchases these participations, such loans are subjected to the Company's underwriting standards as if the Company had originated the loan. Accordingly, management of the Company does not believe that loan participations purchased from other institutions pose any greater risk of loss than loans that the Company originates.

The repayment of loans in the loan portfolio as they mature is a source of liquidity for the Company. The following table sets forth the maturity of the Company's portfolio of loans held for investment within specified intervals as of December 31, 2002:

Type of Loan	Due in 1 Year or Less	Due after 1 to 5 years	Due After 5 years	Total
		(Dollars in thousands)		
Commercial real estate	$43,521	$133,151	$136,448	$313,120
Commercial	105,848	51,590	8,684	166,122
Residential mortgage	2,490	15,854	4,736	23,080
Consumer	8,790	36,222	848	45,860
Credit card and other loans	2,792	0	0	2,792
Total	$163,441	$236,817	$150,716	$550,974

The following table presents the maturity distribution as of December 31, 2002 for loans with predetermined fixed interest rates and floating interest rates by various maturity periods:

Interest Category	Due in 1 Year or Less	Due after 1 to5 years	Due After 5 years	Total
	(Dollars in thousands)			
Predetermined rate	$ 65,872	$137,792	$82,185	$285,849
Variable rate	127,413	105,598	32,114	265,125
Total	$193,285	$243,390	$114,299	$550,974

Asset Quality

At December 31, 2002, $1.5 million of loans were accounted for on a non-accrual basis as compared to $1.1 million at December 31, 2001. Included in the non-accrual loans as of December 31, 2002 were $151,000 of SBA guaranteed loans compared to $681,000 at December 31, 2001. The SBA loans consist of the remaining balance of liquidated loans pending payment of the SBA guarantee. At December 31, 2002 and December 31, 2001, no loans past due 90 days or more were still accruing interest. No SBA loans were past due 90 days at December 31, 2002 or December 31, 2001. At December 31, 2002, loans totaling $3.1 million were considered troubled debt restructurings, compared to $1.1 million at December 31, 2001. See "Non-performing Assets" below.

First National Bank of Tampa started its SBA lending program in August 1994. Under this program, the Company originates commercial and commercial real estate loans to borrowers that qualify for various SBA guaranteed loan products. The guaranteed portion of such loans generally ranges from 75% to 85% of the principal balance, the majority of which the Company sells in the secondary market. The majority of the Company's SBA loans provide a servicing fee of 1.00% of the outstanding principal balance. Certain SBA loans provide servicing fees of up to 2.32% of the outstanding principal balance. The Company records the premium received upon the sale of the guaranteed portion of SBA loans as gain on sale of loans. The Company does not defer a portion of the gain on sale of such loans as a yield adjustment on the portion retained, nor does it record a retained interest, as such amounts are not considered significant. The principal balance of internally originated SBA loans in the Company's loan portfolio at December 31, 2002 totaled $1.8 million, including the SBA guaranteed portion of $1.4 million, compared to an outstanding balance of $2.9 million at December 31, 2001, including the SBA guaranteed portion of $2.2 million. At December 31, 2002, the principal balance of the guaranteed portion of SBA loans cumulatively sold in the secondary market since the commencement of the SBA program totaled $4.0 million.

The Company generally repurchases the SBA guaranteed portion of loans in default to fulfill the requirements of the SBA guarantee or in certain cases, when it is determined to be in the Company's best interest, to facilitate the liquidation of the loans. The guaranteed portion of the SBA loans are repurchased at the current principal balance plus accrued interest through the date of repurchase. Upon liquidation, in most cases, the Company is entitled to recover up to 120 days of accrued interest from the SBA on the guaranteed portion of the loan paid. In certain cases, the Company has the option of charging-off the non-SBA guaranteed portion of the loan retained by the Company and requesting payment of the SBA guaranteed portion. In such cases, the Company will have determined that insufficient collateral exists, or the cost of liquidating the business exceeds the anticipated proceeds to the Company. In all liquidations, the Company seeks the advice of the SBA and submits a liquidation plan for approval prior to the commencement of liquidation proceedings. The payment of any guarantee by the SBA is dependent upon the Company following the prescribed SBA procedures and maintaining complete documentation on the loan and any liquidation services. The Company did not repurchase any guaranteed portion of SBA loans during 2002 and 2001.

The Company substantially reduced SBA lending operations in 1998 due to the cost of maintaining this specialized lending practice and due to recent charge-offs in the unguaranteed portion of the SBA loans that were retained by the Bank.

As of December 31, 2002, there were no loans other than those disclosed above that were classified for regulatory purposes as doubtful or substandard which (i) represented or resulted from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represented material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. There are no loans other than those disclosed above where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms.

Allowance for Loan Losses and Net Charge-Offs

The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. In its evaluation of the allowance and its adequacy, management considers loan growth, changes in the composition of the loan portfolio, the loan charge-off experience, the amount of past due and non-performing loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors. While it is the Company's policy to provide for a full reserve or charge-off for loans in the period in which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

An analysis of the Company's loss experience is furnished in the following table for the periods indicated, as well as a detail of the allowance for loan losses:

	Years Ended December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
	(Dollars In Thousands)				
Balance at beginning of period	$4,692	$3,511	$1,858	$1,073	$481
Charge-offs:					
Commercial real estate	0	(400)	(4)	0	(39)
Commercial	(435)	(362)	(388)	(819)	(16)
Residential mortgage	0	0	0	(5)	0
Consumer	(51)	(66)	0	(19)	0
Credit cards and other	0	0	(9)	(14)	(10)
Total charge-offs:	(486)	(828)	(401)	(857)	(65)
Recoveries:					
Commercial real estate	11	12	18	15	28
Commercial	20	105	74	14	0
Residential mortgage	0	0	50	2	0
Consumer	0	3	0	0	0
Credit cards and other	0	0	0	1	0
Total recoveries:	31	120	142	32	28
Net charge-offs	(455)	(708)	(259)	(825)	(37)
Provision for loan losses	3,026	1,889	1,912	1,610	629
Balance at end of period	$7,263	$4,692	$3,511	$1,858	$1,073
Net charge-offs as a percentage of average loans held for investment	0.09%	0.21%	0.12%	0.80%	0.09%
Allowance for loan losses as a percentage of total loans held for investment	1.32%	1.17%	1.23%	1.18%	1.60%

Net charge-offs were $455,000, or 0.09% of average loans held for investment outstanding in 2002 as compared to net charge-offs of $708,000 or .21% of average loans held for investment outstanding in 2001. The allowance for loan losses increased 54.8% to $7.3 million or 1.32% of loans held for investment outstanding at December 31, 2002 from $4.7 million or 1.17% of loans held for investment outstanding at December 31, 2002. The allowance for loan losses as a multiple of net loans charged-off was 15.96x for the year ended December 31, 2002 as compared to 6.62x for the year ended December 31, 2001. The increase in the provision from 2001 to 2002 was generally due to increases in the amount of loans held for investment outstanding, together with the mix and performance of those loans, and a specific increase in the provision for loan losses of $450,000 related to an overdraft incurred by one of the Company's Automated Clearing House processors. See "*Asset Quality*" below.

Net charge-offs were $708,000 or .21% of average loans held for investment outstanding in 2001 as compared to net charge-offs of $259,000 or .12% of average loans held for investment outstanding in 2000. The allowance for loan losses increased 33.7% to $4.6 million or 1.17% of loans held for investment outstanding at December 31, 2001 from $3.5 million or 1.23%of loans held for investment outstanding at December 31, 2000. The allowance for loan losses as a multiple of net loans charged-off was 6.62x for the year ended December 31, 2001 as compared to 13.6x for the year ended December 31, 2000. The increase in the provision from 2000 to 2001 was generally due to the mix and performance of loans outstanding. Also, the balance of the allowance for loan losses at December 31, 2000 contained a provision for certain loans charged off in 2001.

In assessing the adequacy of the allowance, management relies predominantly on its ongoing review of the loan portfolio, which is undertaken to ascertain whether there are probable losses that must be charged off and to assess the risk characteristics of the portfolio in the aggregate. This review encompasses the judgment of management, utilizing internal loan rating standards, guidelines provided by the banking regulatory authorities governing the Company, and their loan portfolio reviews as part of the company examination process.

Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. The Company adopted SFAS 114 on January 1, 1995. At December 31, 2002, the Company held impaired loans as defined by SFAS 114 of $1.4 million (none of such balance is guaranteed by the SBA) for which specific allocations of $690,000 have been established within the allowance for loan losses which have been measured based upon the fair value of the collateral. Such reserve is allocated between commercial and commercial real estate. A portion of these impaired loans have also been classified by the Company as loans past due over 90 days ($535,000) and $518,000 have been classified as troubled debt restructurings. At December 31, 2001, the Company held impaired loans as defined by SFAS 114 of $1.2 million (none of such balance is guaranteed by the SBA) for which specific allocations of $295,000 have been established within the allowance for loan losses which have been measured based upon the fair value of the collateral. Such reserve is allocated between commercial and commercial real estate. A portion of these impaired loans have also been classified by the Company as loans past due over 90 days ($65,000) and $1.1 million have been classified as troubled debt restructurings. Interest income on such impaired loans during 2002 and 2001 was not significant.

As shown in the table below, management determined that as of December 31, 2002, 56.0% of the allowance for loan losses was related to commercial real estate loans, 31.0% was related to commercial loans, 4.2% was related to residential mortgage loans, 8.3% was related to consumer loans, 0.5% to credit card and other loans and 0.0% was unallocated. As shown in the table below, management determined that as of December 31, 2001, 52.4% of the allowance for loan losses was related to commercial real estate loans, 35.6% was related to commercial loans, 5.6% was related to residential mortgage loans, 5.7% was related to consumer loans, 0.7% to credit card and other loans and 0.0% was unallocated. The fluctuations in the allocation of the allowance for loan losses between 2002 and 2001 is attributed to the establishment of specific allowances totaling $2.2 million at December 31, 2002, and the changing mix of the loan portfolio as previously discussed.

For the periods indicated, the allowance was allocated as follows:

	As of December 31,									
	2002		2001		2000		1999		1998	
	Balance	% of Total loans	Balance	% of Total loans	Balance	% of Total loans	Balance	% of Total Loans	Balance	% of Total loans
Commercial real estate	$4,067	56.0%	$2,348	52.4%	$1,300	55.6%	$636	43.9%	$229	37.6%
Commercial	2,252	31.0%	1,814	35.6%	1,775	35.8%	1,027	43.8%	687	49.2%
Residential mortgage	305	4.2%	240	5.6%	317	3.4%	89	6.9%	91	9.0%
Consumer	603	8.3%	261	5.7%	69	4.6%	77	4.6%	16	3.0%
Credit cards and other	36	.5%	29	.7%	50	.6%	29	.8%	47	1.2%
Unallocated	0	0.0%	0	0.0%	0	0.0%	0	0.0%	3	0.0%
Total loans	$7,263		$4,692		$3,511		$1,858		$1,073	

In considering the adequacy of the Company's allowance for loan losses, management has focused on the fact that as of December 31, 2002, 56.0% of outstanding loans held for investment are in the category of commercial real estate and 31.0% are in commercial loans. Commercial loans are generally considered by management to have greater risk than other categories of loans in the Company's loan portfolio. Generally, such loans are secured by accounts receivable, marketable securities, deposit accounts, equipment and other fixed assets which reduces the risk of loss present in commercial loans. Commercial real estate loans inherently have a higher risk due to depreciation of the facilities, limited purposes of the facilities and the effect of general economic conditions. The Company attempts to limit this risk by generally lending no more than 75% of the appraised value of the property held as collateral.

Residential mortgage loans constituted 4.2% of outstanding loans held for investment at December 31, 2002. The majority of the loans in this category represent residential real estate mortgages where the amount of the original loan generally does not exceed 80% of the appraised value of the collateral. These loans are considered by management to be well secured with a low risk of loss.

At December 31, 2002, the majority of the Company's consumer loans were secured by collateral, primarily consisting of automobiles, boats and other personal property. Management believes that these loans involve less risk than commercial loans, due to the marketability and nature of the underlying collateral.

At December 31, 2002, the allowance for loan losses contained an additional provision of $450,000 for an overdraft related to one of the Company's Automated Clearing House (ACH) processors. The Company facilitates ACH transactions for a variety of processors in its normal course of business. These transactions involve preauthorized transfers of funds from a purchaser's bank account to a seller's bank account. In November and December of 2002, one of the company's processors experienced an extreme number of returns, or refused transactions, and failed to cover the overdraft these returns caused. This overdraft was charged off in the first quarter of 2003.

An internal credit review of the loan portfolio is conducted on an ongoing basis. The purpose of this review is to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The review includes analyses of historical performance, the level of nonconforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. In addition to the above credit review, the Company's primary regulator, the OCC, also conducts a periodic examination of the loan portfolio. Upon completion, the OCC presents its report of examination to the Board and management of the Company. Information provided from these reviews, together with other information provided by the management of the Company and other information known to members of the Board, are utilized by the Board to monitor the loan portfolio and the allowance for loan losses. Specifically, the Board attempts to identify risks inherent in the loan portfolio (e.g., problem loans, probable problem loans and loans to be charged off), assess the overall quality and collectability of the loan portfolio, and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review. The Credit Policy Committee of the Board must approve all loans in excess of the matrix levels established by the Bank's credit policy, and any exceptions to the credit policy. This committee also reviews all criticized or classified assets in excess of $100,000, reviews trends in the Bank's loan portfolio, and reviews all reports on credit quality prepared by Bank personnel or the OCC.

Non-performing Assets

At December 31, 2002, $1.5 million of loans were accounted for on a nonaccrual basis as compared to $1.1 million at December 31, 2001. The remaining balance of non-accrual loans guaranteed by the SBA was $151,000 at December 31, 2002 compared to $681,000 at December 31, 2001. At December 31, 2002, nine loans, with unpaid balances totaling $42,000, were accruing interest and were contractually past due 90 days or more as to principal and interest payments, compared to no loans accruing interest and contractually past due 90 days or more at December 31, 2001. No loans past due 90 days at December 31, 2002 or December 31, 2001 were guaranteed by the SBA.

At December 31, 2002, loans totaling $3.1 million were considered troubled debt restructurings. At December 31, 2001, loans totaling $1.1 million were considered troubled debt restructurings.

At December 31, 2002, the Company held one item categorized as Other Real Estate Owned, with a carrying value of $653,000, compared to one item of Other Real Estate Owned at December 31, 2001, with a carrying value of $2.8 million.

The Company has policies, procedures and underwriting guidelines intended to assist in maintaining the overall quality of its loan portfolio. The Company monitors its delinquency levels for any adverse trends. Non-performing assets consist of loans on non-accrual status, real estate and other assets acquired in partial or full satisfaction of loan obligations and loans that are past due 90 days or more.

The Company's policy generally is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal or interest. A loan may be placed on nonaccrual status at an earlier date when concerns exist as to the ultimate collections of principal or interest. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Recognition of any interest after a loan has been placed on nonaccrual is accounted for on a cash basis. Loans that are contractually past due 90 days or more which are well secured or guaranteed by financially responsible third parties and are in the process of collection generally are not placed on nonaccrual status.

The following table presents components of non-performing assets:

	As of December 31,				
	2002	2001	2000	1999	1998
			(Dollars In Thousands)		
Non-accrual loans	$1,535	$1,090	$1,547	$1,100	$725
Accruing loans past due 90 days or more	0	0	2,555	293	315
Troubled debt restructurings	3,124	1,095	0	0	35
Other real estate owned	653	2,778	0	0	0

Investment Portfolio

Total investment securities increased $14.8 million, or 38.0% to $53.7 million in 2002 from $38.9 million in 2001. At December 31, 2002, investment securities available for sale totaled $50.9 million compared to $34.0 million at December 31, 2001. At December 31, 2002, investment securities available for sale had net unrealized gains of $775,000, comprised of gross unrealized losses of $11,000 and gross unrealized gains of $786,000. At December 31, 2001, investment securities available for sale had net unrealized gains of $392,000, comprised of gross unrealized losses of $135,000 and gross unrealized gains of $526,000. Investment securities held to maturity at December 31, 2002 were $228,000, compared to $2.9 million at December 31, 2001. The carrying value of held to maturity securities represents cost. Average investment securities as a percentage of average earning assets decreased to 7.4% in 2002 from 9.6% in 2001.

The Company invests primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States, obligations of agencies of the United States and mortgage-backed securities. In addition, the Company enters into Federal funds transactions with its principal correspondent banks, and acts as a net seller of such funds. The sale of Federal funds amounts to a short-term loan from the Company to another company.

Proceeds from sales, paydowns and maturities of available for sale and held to maturity investment securities increased 49.0% to $29.8 million in 2002 from $20.0 million in 2001, with a resulting net loss on sales of ($4,000) in 2002 and a gain of $74,000 in 2001. Such proceeds are generally used to reinvest in additional investment securities.

Other investments include Independent Bankers Bank stock, Federal Reserve Bank stock and Federal Home Loan Bank stock that are required for the Company to be a member of and to conduct business with such institutions. Dividends on such investments are determined by the institutions and is payable semi-annually or quarterly. Other investments increased 20.8% to $2.5 million at December 31, 2002 from $2.1 million at December 31, 2001. Other investments are carried at cost; as such investments do not have readily determinable fair values.

At December 31, 2002, the investment portfolio included $29.1 million in CMOs compared to $18.7 million at December 31, 2001. At December 31, 2002, the investment portfolio included $6.8 million in other mortgage-backed securities compared to $10.0 million at December 31, 2001.

The following table presents, for the periods indicated, the carrying amount of the Company's investment securities, including mortgage-backed securities:

	As of December 31,					
	2002		2001		2000	
	Balance	% of total	Balance	% of total	Balance	% of total
Investment Category						
Available for sale:						
U. S. Treasury and other U.S. agency obligations	$6,775	12.6%	$858	2.2%	$1,746	4.8%
State & Municipal securities	1,051	2.0	1,348	3.5	1,458	4.0
Mortgage-backed securities	37,913	70.7	28,720	73.8	28,858	78.5
Marketable equity securities	5,192	9.7	3,028	7.8	0	0.0
	50,931		33,954		32,062	
Other investments	2,493	4.6	2,065	5.3	1,266	3.4
Held to maturity:						
U. S. Treasury and other U.S. agency obligations	0	0	1,862	4.8	3,429	9.3
Mortgage-backed securities	228	0.4	1,005	2.6	0	0.0
	228		2,867		3,429	
Total	$53,652	100.0%	$38,886	100.0%	$36,757	100.0%

The Company utilizes its available for sale investment securities, along with cash and Federal funds sold, to meet its liquidity needs. As of December 31, 2002, $37.9 million, or 70.7%, of the investment securities portfolio consisted of mortgage-backed securities compared to $28.7 million, or 73.8%, of the investment securities portfolio as of December 31, 2001. During 2003, projected principal repayments of mortgage-backed securities total approximately $20.1 million.

In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), the Company has segregated its investment securities portfolio into securities held to maturity and those available for sale. Investments held to maturity are those for which management has both the ability and intent to hold to maturity and are carried at amortized cost. At December 31, 2002, investments classified as held to maturity totaled $228,000 at amortized cost and $229,000 at fair value. At December 31, 2001, investments classified as held to maturity totaled $2.9 million at amortized cost and $2.9 million at fair value. Investments available for sale are securities identified by management as securities which may be sold prior to maturity in response to various factors including liquidity needs, capital compliance, changes in interest rates or portfolio risk management. The available for sale investment securities provide interest income and serve as a source of liquidity for the Company. These securities are carried at fair market value, with unrealized gains and losses, net of taxes, reported as other comprehensive income, a separate component of shareholders' equity.

Investment securities with a carrying value of approximately $41.3 million and $27.3 million at December 31, 2002 and 2001, respectively, were pledged to secure deposits of public funds, repurchase agreements and certain other deposits as provided by law. The maturities and weighted average yields of debt securities at December 31, 2002 are presented in the following table using primarily the stated maturities, excluding the effects of prepayments:

	Amount	Weighted Average Yield (1)
Available for Sale:	**(Dollars in thousands)**	
U.S. Treasury and other U.S. agency obligations:		
0 - 1 year	$502	5.63%
Over 1 through 5 years	3,108	4.58%
Over 5 years	3,165	5.25%
Total	6,775	
State and municipal:		
0-1 year	---	N/A
Over 1 through 5 years	304	6.95%
Over 5 years	746	7.32%
Total	1,050	
Mortgage-backed securities:		
0-1 year	20,015	3.00%
Over 1 through 5 years	12,680	4.39%
Over 5 years	4,739	5.66%
Over 10 years	479	9.18%
Total	37,913	
Total available for sale debt securities	$45,738	

Held to maturity:	Amount	Weighted Average Yield (1)
	(Dollars in thousands)	
U.S. Treasury and other U.S. agency obligations:		
0 - 1 year	$ ---	N/A
Over 1 through 5 years	---	N/A
Over 5 years	---	N/A
Total	---	
State and municipal:		
0-1 year	---	N/A
Over 1 through 5 years	---	N/A
Over 5 years	---	N/A
Total	---	
Mortgage-backed securities:		
0-1 year	---	N/A
Over 1 through 5 years	228	4.74%
Over 5 years	---	N/A
Over 10 years	---	N/A
Total	228	
Total held to maturity debt securities	$228	

(1) The Company has not invested in any tax-exempt obligations.

As of December 31, 2002, except for the U.S. Government and its agencies, there was not any issuer within the investment portfolio who represented 10% or more of the shareholders' equity.

Deposits and Short-Term Borrowings

The Company's average deposits increased 45.6%, or $156.0 million, to $498.0 million during 2002 from $342.0 million during 2001. This growth is attributed to a 51.6% increase in average noninterest-bearing demand deposits, a 115.1% increase in average interest-bearing transaction account deposits, a 32.1% increase in average savings deposits, a 74.6% increase in average certificates of deposits of $100,000 or more and a 7.8% decrease in other time deposits.

Average noninterest-bearing demand deposits increased 51.6% to $66.8 million in 2002 from $44.0 million in 2001. As a percentage of average total deposits, these deposits increased to 13.4% in 2002 from 12.9% in 2001. This increase is primarily attributable to large business deposits retained by the Company. The year-end balance of noninterest-bearing demand deposits increased 41.5% to $141.3 million at December 31, 2002 from $99.9 million at December 31, 2001. This increase is primarily due to increases in commercial account balances.

Average interest-bearing transaction accounts increased 115.1% to $41.8 million in 2002 from $19.4 million in 2001. Average savings deposits increased 32.1% to $72.1 million in 2002, from $54.6 million in 2001. The increase in average savings deposits is primarily attributable to increased promotion of the Company's interest-bearing transaction accounts during 2002. The year-end balance of interest-bearing transaction accounts increased 182.3% to $72.0 million at December 31, 2002 from $25.5 million at December 31, 2001. This increase is attributable primarily to increases in commercial deposit balances. Average balances of certificates of deposit of $100,000 or more increased 74.6% to $235.0 million for 2002 from $134.6 million in 2001. The year-end balance of certificates of deposit of $100,000 or more increased 62.3% to $314.9 million at December 31, 2002 from $194.0 million at December 31, 2001. The average balance for other time deposits decreased 7.8% to $82.3 million for 2002 from $89.3 million in 2001. The year-end balance of other time deposits increased 3.3% to $69.7 million at December 31, 2002 compared to $67.5 million at December 31, 2001. The increases in overall deposit balances results primarily from new deposits obtained as a result of growth in existing markets.

The following table presents, for the periods indicated, the average amount of and average rate paid on each of the following deposit categories:

	Years Ending December 31,					
	2002		2001		2000	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
			(Dollars in Thousands)			
Deposit Category						
Noninterest-bearing demand	$66,769	0%	$44,038	0%	$27,677	0%
Interest-bearing demand	28,874	1.56%	14,897	1.50%	9,879	1.58%
Money market	12,943	2.00%	4,542	3.12%	1,762	3.58%
Savings	72,145	2.05%	54,602	3.72%	38,101	5.49%
Certificates of deposit of $100,000 or more	234,983	3.96%	134,576	5.46%	94,035	6.53%
Other time	82,322	3.84%	89,329	5.82%	62,112	6.03%
Total	$498,036	2.94%	$341,984	4.37%	$233,566	5.30%

Interest-bearing deposits, including certificates of deposit, will continue to be a major source of funding for the Company. During 2002, aggregate average balances of time deposits of $100,000 and over comprised 47.2% of total deposits compared to 39.4% for the prior year. The average rate on certificates of deposit of $100,000 or more decreased to 3.96% in 2002, compared to 5.46% in 2001.

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and their respective contractual maturities:

	December 31,					
	2002		2001		2000	
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
			(Dollars in Thousands)			
3 months or less	$37,465	2.93%	$63.356	4.29%	$32,205	6.53%
3 - 6 months	83,569	2.00	49,330	4.57	28,231	6.96
6 - 12 months	47,795	3.10	25,649	4.53	27,585	6.80
Over 12 months	146,024	3.86	55,681	4.78	28,803	7.11
Total	$314,853	3.26	$194,016	4.37	$116,824	6.84

Average short-term borrowings increased 16.3% to $47.9 million in 2002 from $41.2 million in 2001. Short-term borrowings consist of treasury tax and loan deposits, Federal Home Loan Bank borrowings, and repurchase agreements with certain customers. In addition, the Company has securities sold under agreements to repurchase, which are classified as secured borrowings. Average treasury tax and loan deposits increased 3.3% to $1.8 million in 2002 from $1.7 million in 2001. Average Federal Home Loan Bank borrowings increased 38.3% to $8.0 million in 2002 compared with $5.9 million during 2001. Average repurchase agreements with customers increased 13.1% to $38.0 million in 2002 from $33.6 million in 2001. The treasury tax and loan deposits provide an additional liquidity resource to the Company as such funds are invested in Federal funds sold. The repurchase agreements represent an accommodation to certain customers that seek to maximize their return on liquid assets. The Company invests these funds primarily in securities purchased under agreements to resell at the nationally quoted rate for such investments. The year-end balance of repurchase agreements increased 3.5% to $4.7 million at December 31, 2002 from $4.5 million at December 31, 2001.

The following table presents the components of short-term borrowings and average rates for such borrowing for the years ended December 31, 2002, 2001 and 2000:

Year Ended December 31,	Maximum Amount Outstanding at Any Month End	Average Balance	Average Rate	Ending Balance	Average Rate at Year End
			(Dollars in Thousands)		
2002					
Treasury Tax and Loan Deposits	$2,808	$2,008	1.27%	$2,422	0.96%
Repurchase Agreements	49,542	37,726	1.33%	4,654	0.93%
Federal Home Loan Bank Borrowings	7,500	8,135	5.33%	7,500	5.53%
Total		$47,869		$14,576	
2001					
Treasury Tax and Loan Deposits	$2,285	$1,704	3.61%	$2,215	2.10%
Repurchase Agreements	44,577	33,568	3.59%	4,496	1.65%
Federal Home Loan Bank Borrowings	7,500	5,881	5.67%	7,500	5.53%
Total		$41,153		$14,211	
2000					
Treasury Tax and Loan Deposits	$2,299	$1,824	6.32%	$2,223	6.36%
Repurchase Agreements	21,240	14,956	6.04%	18,812	6.47%
Federal Home Loan Bank Borrowings	5,000	5,000	5.97%	5,000	5.90%
Total		$21,780		$26,035	

Capital Resources

Shareholders' Equity

Shareholders' equity increased 14.8% to $53.0 million in 2002 from $46.1 million in 2001. This increase results primarily from proceeds of $5.0 million from issuance of Series C Preferred Stock, net income for the year of $1.5 million, and an increase in accumulated other comprehensive income to $483,000 at December 31, 2001 from $244,000 at December 31, 2001, representing a change in the unrealized gain/loss (after tax effect) on available for sale securities. These increases are partially offset by preferred stock dividends declared in the amount of $263,000.

Average shareholders' equity as a percentage of total average assets is one measure used to determine capital strength. The ratio of average shareholders' equity to average assets decreased to 7.79% in 2002 from 9.96% in 2001.

Preferred Stock

In 2001, the Company issued 102,283 shares of Series B Preferred stock for $68.00 per share through a private placement. Each share of preferred stock is convertible into ten shares of the Company's common stock at a price of $6.80 per share (subject to adjustment for stock splits, stock dividends, etc.). The preferred stock will be automatically converted to common stock upon the following events: 1) change in control; 2) if the average closing price of the Company's common stock for any 30 consecutive trading day period is at or above $8.00 per share; or 3) the consummation of an underwritten public offering at a price of $8.00 per share or greater of the Company's common stock. Cumulative cash dividends accrue at seven percent annually and are payable quarterly in arrears. On April 26, 2002, all 102,383 shares of Series B Preferred Stock automatically converted into 1,022,830 shares of common stock as a result of the average closing price of the Company's common stock closing above $8.00 for the period from March 4, 2002 through April 15, 2003.

On December 31, 2002, the Company issued 50,000 shares of Series C Preferred Stock for $100.00 per share to a single shareholder through a private placement. Series C shares are non-convertible. Non-cumulative cash dividends accrue at five percent annually and are payable quarterly in arrears. The shareholder and the Company intend to consider an exchange of Series C Preferred shares for shares of a new series of preferred stock, which would be substantially similar to the Series C shares, except the new shares would be convertible into 500,000 shares of the Company's common stock at $10.00 per share. Any such change would be subject to necessary regulatory approvals.

Trust Preferred Securities

By issuing trust preferred securities, the Company is able to increase its Tier 1 capital for regulatory purposes without diluting the ownership interests of its common stockholders. Also, dividends paid on trust preferred securities are deductible as interest expense for income tax purposes. The following paragraphs summarize the Company's trust preferred securities transactions through December 31, 2002:

On December 18, 2001, the Company participated in pooled trust preferred offering. In connection with this transaction, the Company, through its wholly-owned subsidiary trust, Florida Banks Statutory Trust I ("Statutory Trust I"), issued $6,000,000 in trust preferred securities. Statutory Trust I also issued $186,000 of common securities to the Company and used the total proceeds to purchase $6,186,000 in 30-year subordinated debentures of the Company. The preferred securities pay dividends at an initial rate of 5.60% through March 17, 2002. The rate then becomes a floating rate based on 3-month LIBOR plus 3.60%, adjusted quarterly after each dividend payment date. Dividend payment dates are March 18, June 18, September 18 and December 18 of each year. These preferred securities include a par call option beginning December 18, 2006. The subordinated debentures are the sole asset of Statutory Trust I and are eliminated, along with the related income statement effects, in the Company's consolidated financial statements. The net proceeds from this pooled trust preferred offering included in the calculation of Tier 1 capital for regulatory purposes are approximately $5,819,000 at December 31, 2001 and $5,824,000 at December 31, 2002.

On April 10, 2002, the Company participated in pooled trust preferred offering. In connection with this transaction, the Company, through its wholly-owned subsidiary trust, Florida Banks Capital Trust II ("Capital Trust II "), issued $4,000,000 in trust preferred securities. Capital Trust II also issued $124,000 of common securities to the Company and used the total proceeds to purchase $4,124,000 in 30-year subordinated debentures of the Company. The preferred securities pay dividends based on 6-month LIBOR plus 3.70%, adjusted semi-annually after each dividend payment date. Dividend payment dates are April 22 and October 22 of each year. These subordinated debentures are the sole asset of Capital Trust II and are eliminated, along with the related income statement effects, in the Company's consolidated financial statements. The net proceeds from this pooled trust preferred offering included in the calculation of Tier 1 capital for regulatory purposes at December 31, 2002 are approximately $3,869,000.

On June 28, 2002, the Company participated in pooled trust preferred offering. In connection with this transaction, the Company, through its wholly-owned subsidiary trust, Florida Banks Capital Trust I ("Capital Trust I"), issued $4,000,000 in trust preferred securities. Capital Trust I also issued $124,000 of common securities to the Company and used the total proceeds to purchase $4,124,000 in 30-year subordinated debentures of the Company. The preferred securities pay dividends based on 3-month LIBOR plus 3.65%, adjusted quarterly after each dividend payment date. Dividend payment dates are March 30, June 30, September 30 and December 30 of each year. These preferred securities include a par call option beginning June 30, 2007. These subordinated debentures are the sole asset of Capital Trust I and are eliminated, along with the related income statement effects, in the Company's consolidated financial statements. The net proceeds from this pooled trust preferred offering included in the calculation of Tier 1 capital for regulatory purposes at December 31, 2002 are approximately $3,869,000.

On December 18, 2002, the Company participated in pooled trust preferred offering. In connection with this transaction, the Company, through its wholly-owned subsidiary trust, Florida Banks Statutory Trust II ("Statutory Trust II"), issued $3,000,000 in trust preferred securities. Statutory Trust II also issued $93,000 of common securities to the Company and used the total proceeds to purchase $3,093,000 in 30-year subordinated debentures of the Company. The preferred securities pay dividends at an initial rate of 4.66% through March 26, 2003. Thereafter, the rate becomes a floating rate based on 3-month LIBOR plus 3.25%, adjusted quarterly after each dividend payment date. Dividend payment dates are March 26, June 26, September 26 and December 26 of each year. These subordinated debentures are the sole asset of Statutory Trust II and are eliminated, along with the related income statement effects, in the Company's consolidated financial statements. The net proceeds from this pooled trust preferred offering included in the calculation of Tier 1 capital for regulatory purposes at December 31, 2002 are approximately $2,910,000.

	Regulatory Capital Calculation					
	200		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in Thousands)			
Tier 1 Risk Based:						
Actual	$68,953	10.78%	$51,108	11.63%	$35,529	11.58%
Minimum required	25,580	4.00%	17,576	4.00%	12,271	4.00%
Excess above minimum	$43,373	6.78%	$33,532	7.63%	$23,258	7.58%
Total Risk Based:						
Actual	$76,216	11.92%	$55,800	12.70%	$39,050	12.73%
Minimum required	51,160	8.00%	35,152	8.00%	24,542	8.00%
Excess above minimum	$25,056	3.92%	$20,648	4.70%	$14,508	4.73%
Leverage:						
Actual	$68,953	9.97%	$51,108	10.64%	$35,529	10.28%
Minimum required	27,655	4.00%	19,216	4.00%	13,828	4.00%
Excess above minimum	$41,298	5.97%	$31,892	6.64%	$21,701	6.28%
Total Risk Based Assets:	$639,498		$439,405		$306,771	
Total Average Assets	$609,573		$480,403		$345,707	

The various federal bank regulators, including the Federal Reserve and the FDIC, have risk-based capital requirements for assessing bank capital adequacy. These standards define capital and establish minimum capital standards in relation to assets and off-balance sheet exposures, as adjusted for credit risks. Capital is classified into two tiers. For banks, Tier 1 or "core" capital consists of common shareholders' equity, qualifying perpetual preferred stock and minority interests in the common equity accounts of consolidated subsidiaries, reduced by goodwill, other intangible assets and certain investments in other corporations ("Tier 1 Capital"). Tier 2 Capital consists of Tier 1 Capital, as well as a limited amount of the allowance for possible loan losses, certain hybrid capital instruments (such as mandatory convertible debt), subordinated and perpetual debt and preferred stock which does not qualify for inclusion in Tier 1 capital ("Tier 2 Capital").

At December 31, 1994, a risk-based capital measure and a minimum ratio standard was fully phased in, with a minimum total capital ratio of 8.00% and Tier 1 Capital equal to at least 50% of total capital. The Federal Reserve also has a minimum leverage ratio of Tier 1 Capital to total assets of 3.00%. The 3.00% Tier 1 Capital to total assets ratio constitutes the leverage standard for bank holding companies and BIF(Bank Insurance Fund)-insured state-chartered non-member banks, and will be used in conjunction with the risk-based ratio in determining the overall capital adequacy of banking organizations. The FDIC has similar capital requirements for BIF-insured state-chartered non-member banks.

The Federal Reserve and the FDIC have emphasized that the foregoing standards are supervisory minimums and that an institution would be permitted to maintain such minimum levels of capital only if it were rated a composite "one" under the regulatory rating systems for bank holding companies and banks. All other bank holding companies are required to maintain a leverage ratio of 3.00% plus at least 1.00% to 2.00% of additional capital. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets. The Federal Reserve continues to consider a "tangible Tier 1 leverage ratio" in evaluation proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 Capital less all intangibles, to total average assets less all intangibles.

The Company's Tier 1 (to risk-weighted assets) capital ratio decreased to 10.78% in 2002 from 11.63% in 2001. The Company's total risk based capital ratio decreased to 11.92% in 2002 from 12.70% in 2001. These ratios exceed the minimum capital adequacy guidelines imposed by regulatory authorities on banks and bank holding companies, which are 4.00% for Tier 1 capital and 8.00% for total risk based capital. The ratios also exceed the minimum guidelines imposed by the same regulatory authorities to be considered "well-capitalized," which are 6.00% of Tier 1 capital and 10.00% for total risk based capital.

The Company does not have any commitments that it believes would reduce its capital to levels inconsistent with the regulatory definition of a "well capitalized" financial institution. See "Business—Supervision and Regulation."

Liquidity Management and Interest Rate Sensitivity

Liquidity is the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the Company's ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. We know of no reason why liquidity will be a problem.

The primary function of asset/liability management is not only to assure adequate liquidity in order for the Company to meet the needs of its customer base, but to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that the Company can profitably deploy its assets. Both assets and liabilities are considered sources of liquidity funding and both are, therefore, monitored on a daily basis.

Contractual Obligations and Commercial Commitments

The following table presents, as of December 31, 2002, a summary of the Company's future contractual obligations. Each of these categories is further described in the Company's consolidated financial statements, which are incorporated herein by reference:

	Payments Due By Period				
Contractual obligations	**Total**	**Less Than One Year**	**One to Three Years**	**Four to Five Years**	**After Five Years**
			(Dollars in Thousands)		
Time deposits	$384,560	$201,994	$102,341	$70,345	$9,880
Federal Home Loan Bank advances	7,500	0	0	7,500	0
Trust Preferred Securities	16,473	0	0	0	16,473
Operating leases	3,852	863	1,071	738	1,180
Treasury tax and loan deposits	2,422	2,422	0	0	0
Total contractual obligations	$414,807	$205,279	$103,412	$78,583	$27,533

The following table presents, as of December 31, 2002, a summary of the Company's commercial commitments. These categories are further described in the Company's consolidated financial statements, which are incorporated herein by reference:

	Commitment Expirations By Period				
Other commitments	**Total**	**Less Than One Year**	**One to Three Years**	**Four to Five Years**	**After Five Years**
		(Dollars In Thousands)			
Commitments to fund loans	$22,928	$22,928	$0	$0	$0
Lines of credit	207,750	63,074	144,676	0	0
Standby letters of credit	8,793	8,793	0	0	0
Total other commitments	$239,471	$94,795	$144,676	$0	$0

Interest rate sensitivity is a function of the repricing characteristics of the Company's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on repricing relationships of assets and liabilities during periods of changes in market interest rates. Interest rate sensitivity is managed with a view to maintaining a mix of assets and liabilities that respond to changes in interest rates within an acceptable time frame, thereby managing the effect of interest rate movements on net interest income. Interest rate sensitivity is measured as the difference between the volume of assets and liabilities that are subject to repricing at various time horizons. The differences are interest sensitivity gaps: less than one month, one to three months, four to twelve months, one to five years, over five years and on a cumulative basis.

The following table shows interest sensitivity gaps for these different intervals as of December 31, 2001. The effects of derivative instruments (foreign currency swap and interest rate swaps) have been incorporated into this table by revising the repricing intervals of the underlying assets and liabilities so they are shown repricing at the next strike date, where that differed from their contractual repricing interval.

December 31, 2002	One Month or Less	One to Three Months	Four to Twelve Months	One to Five Years	Over Five Years	Non - Interest Sensitive	Total
ASSETS			(Dollars in Thousands)				
Interest Sensitive Assets:							
Availble for sale investment							
Securities	$5,268	$3,954	$16,475	$16,445	$8,789	$	$50,931
Loans held for sale	53,801	0	0	0	0	0	53,801
Held to maturity investment							
securities and other investments	0	0	0	228	2,493	0	2,721
Federal funds sold and							
repurchase agreements	62,515	0	0	0	0	0	62,515
Loans held for investment net of deferred fees	224,245	64,625	40,536	137,752	83,297	0	550,455
Total earning assets	$345,829	$68,579	$57,011	$154,425	$94,579	$0	$720,423
LIABILITIES							
Interest Sensitive Liabilities:							
Interest-bearing demand deposits	52,803	0	0	0	0	0	52,803
Savings deposits	64,927	0	0	0	0	2,014	66,941
Money market deposits	0	0	0	0	0	19,211	19,211
Certificates of deposit of							
$100,000 or more	8,725	36,332	158,809	92,742	4,872	0	301,480
Other time deposits	3,467	7,518	24,560	43,538	4,046	0	83,129
Repurchase agreements	0	0	0	0	0	4,654	4,654
Other borrowed funds	9,922	0	0	0	0	0	9,922
Total interest-bearing liabilities	$139,844	$43,850	$183,369	$136,280	$8,918	$25,879	$538,140
Interest sensitivity gap:							
Amount	$205,985	$24,729	($126,358)	$18,145	$85,661	($25,879)	$182,283
Cumulative amount	206,484	230,714	104,356	122,501	208,162	182,283	0
Percent of total earning assets	28.59%	3.43%	(17.53%)	2.51%	11.89%	(3.59%)	25.30%
Cumulative percent of total earning assets	28.59%	32.02%	14.49%	17.00%	28.89%	25.30%	0.00%
Ratio of rate sensitive assets to rate sensitive liabilities	2.47 x	1.56 x	.31 x	1.13 x	10.61x		
Cumulative ratio of rate sensitive assets To rate sensitive liabilities	2.47 x	2.26 x	1.29 x	1.24 x	1.34 x		

In the current interest rate environment, the liquidity and maturity structure of the Company's assets and liabilities are important to the maintenance of acceptable performance levels. A decreasing rate environment negatively impacts earnings as the Company's rate-sensitive assets generally reprice faster than its rate-sensitive liabilities. Conversely, in an increasing rate environment, earnings are positively impacted. This asset/liability mismatch in pricing is referred to as gap ratio and is measured as rate sensitive assets divided by rate sensitive liabilities for a defined time period. A gap ratio of 1.00 means that assets and liabilities are perfectly matched as to repricing. Management has specified gap ratio guidelines for a one year time horizon of between .60 and 1.20 years for the Company. At December 31, 2002, the Company had cumulative gap ratios of approximately 2.26 for the three month time period and 1.29 for the one year period ending December 31, 2002. Thus, over the next twelve months, rate-sensitive assets will reprice slightly faster than rate-sensitive liabilities. This is primarily due to the Bank's receipt near the end of December of approximately $40 million dollars in brokered deposits, which were temporarily invested in Federal Funds sold. These deposits were obtained to take advantage of historically low funding costs. It is anticipated that the bulk of these deposits will be deployed into loans in the coming months, and the Bank's one-year cumulative gap ratio will again be within the targeted range. However, relative repricing frequency of rate-sensitive assets vs. rate-sensitive liabilities is not the sole indicator of changes in net interest income in a fluctuating interest rate environment, as further discussed below.

The allocations used for the interest rate sensitivity report above were based on the contractual maturity (or next repricing opportunity, whichever comes sooner) for the loans and deposits and the duration schedules for the investment securities. All interest-bearing demand deposits were allocated to the one month or less category with the exception of personal savings deposit accounts which were allocated to the noninterest sensitive category because the rate paid on these accounts typically is not sensitive to movements in market interest rates. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the net interest spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remain the same, thus impacting net interest income. This is referred to as basis risk and, generally, relates to the possibility that the repricing characteristics of short-term assets tied to the Company's prime lending rate are different from those of short-term funding sources such as certificates of deposit.

Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities which are not reflected in the interest sensitivity analysis report. Prepayments may have significant effects on the Company's net interest margin. Because of these factors and in a static test, interest sensitivity gap reports may not provide a complete assessment of the Company's exposure to changes in interest rates. Management utilizes computerized interest rate simulation analysis to determine the Company's interest rate sensitivity. The table above indicates the Company is in a liability sensitive gap position for the first year, then moves into a matched position through the five year period. Overall, due to the factors cited, current simulations results indicate a relatively low sensitivity to parallel shifts in interest rates. A liability sensitive company will generally benefit from a falling interest rate environment as the cost of interest-bearing liabilities falls faster than the yields on interest-bearing assets, thus creating a widening of the net interest margin. Conversely, an asset sensitive company will benefit from a rising interest rate environment as the yields on earning assets rise faster than the costs of interest-bearing liabilities. Management also evaluates economic conditions, the pattern of market interest rates and competition to determine the appropriate mix and repricing characteristics of assets and liabilities required to produce a targeted net interest margin.

In addition to the gap analysis, management uses rate shock simulation to measure the rate sensitivity of its balance sheet. Rate shock simulation is a modeling technique used to estimate the impact of changes in rates on the Company's net interest margin. The Company measures its interest rate risk by estimating the changes in net interest income resulting from instantaneous and sustained parallel shifts in interest rates of plus or minus 200 basis points over a period of twelve months. The Company's most recent rate shock simulation analysis, which was performed as of December 31, 2002, indicates that a 200 basis point decrease in rates would cause a decrease in net interest income of $1.5 million over the next twelve-month period. Conversely, a 200 basis point increase in rates would cause an increase in net interest income of $1.1 million over a twelve-month period.

This simulation is based on management's assumption as to the effect of interest rate changes on assets and liabilities and assumes a parallel shift of the yield curve. It also includes certain assumptions about the future pricing of loans and deposits in response to changes in interest rates. Further, it assumes that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this will be the case. While this simulation is a useful measure of the Company's sensitivity to changing rates, it is not a forecast of the future results and is based on many assumptions that, if changed, could cause a different outcome. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to net interest income than indicated above.

Generally, the Company's commercial and commercial real estate loans are indexed to the prime rate. A portion of the Company's investments in mortgage-backed securities are indexed to U.S. Treasury rates. Accordingly, any changes in these indices will have a direct impact on the Company's interest income. Certificates of deposit are generally priced based upon current market conditions which include changes in the overall interest rate environment and pricing of such deposits by competitors. Other interest-bearing deposits are not priced against any particular index, but rather, reflect changes in the overall interest rate environment. Repurchase agreements are indexed to the nationally quoted repurchase agreement rate and other borrowed funds are indexed to U.S. Treasury rates. The Company adjusts the rates and terms of its loans and interest-bearing liabilities in response to changes in the interest rate environment.

The Company does not currently engage in trading activities.

The Company adopted Statement of Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on January 1, 2001. This statement requires all derivative instruments to be recorded on the balance sheet at fair value.

The following instruments qualify as derivatives as defined by SFAS No. 133:

	December 31, 2002			
	Contract/Notional Amount	Fair Value	Weighted Average Paying Rates	Weighted Average Receiving Rates
Interest rate swap agreements	$ 85,500,000	$ 2,308,044	1.96%	4.88%
Foreign currency swap agreements	$ 2,000,000	$ 12,599	3.34%	3.79%

Interest rate swap agreements consist of agreements which qualify for the fair value method of hedge accounting under the "short-cut method" based on the guidelines established by SFAS No. 133. At December 31, 2001, the Company had in place several loan participation agreements accounted for as derivatives which do not qualify for hedge accounting. The Company recognized a gain of approximately $50,000 during the year ended December 31, 2001 as a result of changes in the fair value of those loan participation agreements. These participation agreements were unwound during 2002, and accordingly, the Company recognized a loss of approximately $50,000 during the year ended December 31, 2002, because the fair value of these agreements was reduced to zero. Additionally, the Company entered into a foreign currency swap agreement during the first quarter of 2001. This swap agreement does not qualify for hedge accounting under SFAS No. 133. Accordingly, all changes in the fair value of the foreign currency swap agreement will be reflected in the earnings of the Company. The Company recognized a loss of approximately $67,000 during the year ended December 31, 2002, as a result of changes in the fair value of the foreign currency agreement. At December 31, 2002, the Company had made and received certain commitments related to the origination and sale of mortgage loans through its wholesale mortgage division. The company accounted for these commitments as derivative instruments where applicable in accordance with Derivatives Implementation Group Implementation Issue C13, *When a Loan Commitment Is Included in the Scope of Statement No. 133*("DIG C13"). The fair value of these commitments is included in the balance of mortgage loans held for sale at December 31, 2002. For the year ended December 31, 2002, the company recognized a gain in connection with the recording of the fair value of these instruments. For the year ended December 31, 2002, there were no realized gains or losses on terminated interest rate swaps, with the exception of the loss on terminated loan participation agreements as discussed above.

At December 31, 2001, the estimated net fair value of the Company's outstanding interest rate swaps was $241,000, and the fair value of the Company's outstanding foreign currency swaps was $39,000.

At December 31, 2002, available for sale debt securities with a carrying value of approximately $36.6 million are scheduled to mature within the next five years. Of this amount, $20.5 million is scheduled to mature within one year. The Company's main source of liquidity is Federal funds sold and repurchase agreements. Average Federal funds sold and repurchase agreements were $53.6 million in 2002, or 9.2% of average earning assets, compared to $29.7 million in 2001, or 7.3% of average earning assets. Federal funds sold and repurchase agreements totaled $62.5 million at December 31, 2002, or 8.7% of earning assets, compared to $54.7 million at December 31, 2001, or 11.0% of earning assets.

At December 31, 2002, loans held for investment with a carrying value of approximately $400.3 million are scheduled to mature within the next five years. Of this amount, $163.4 million is scheduled to mature within one year.

The Company's average loan-to-deposit ratio (loans held for investment divided by total deposits) decreased 41 basis points to 97.2% for 2002 from 99.0% for 2001. The Company's total loan-to-deposit ratio decreased 61 basis points to 82.9% at December 31, 2002 from 89.0% at December 31, 2001.

The Company has short-term funding available through various Federal Funds lines of credit with other financial institutions and its membership in the Federal Home Loan Bank of Atlanta ("FHLBA"). Further, the FHLBA membership provides the availability of participation in loan programs with varying maturities and terms. At December 31, 2002, the Company had borrowings from the FHLBA in the amount of $7.5 million.

There are no known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in liquidity increasing or decreasing in any material way.

The Company has no off-balance sheet activities with unconsolidated or limited purpose entities.

It is anticipated that the Company will find it necessary to raise additional capital during 2003 to maintain its classification by regulatory authorities as "well capitalized". This results from the rate of growth of the Company. Management and the Board of Directors are currently evaluating several alternatives for raising capital.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. This Statement rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that Statement, SFAS No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*. This Statement also rescinds SFAS No. 44, *Accounting for Intangible Assets of Motor Carriers*. This Statement amends SFAS No. 13, *Accounting for Leases*, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002, with early application encouraged. The provisions in paragraphs 8 and 9(c) of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. The Company adopted the Statement effective January 1, 2003 and it did not have a material impact on the Company's consolidated financial position and consolidated results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This Statement nullifies Emerging Issues Task Force ("EITF") No. 94-3 and requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The Company adopted the Statement effective January 1, 2003 and does not expect it to have a material impact on the Company's consolidated financial position and consolidated results of operations.

In October, 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*, which removes acquisitions of financial institutions from the scope of both SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and Interpretation 9, *Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method*, and requires that those transactions be accounted for in accordance with SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*, except for transactions between two or more mutual enterprises. In addition, this Statement amends SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. The Company adopted the Statement effective October 1, 2002. Adoption did not have an impact on the Company's consolidated financial position and consolidated results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure.* This Statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, and provides alternative methods and transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements in both annual and interim financial statements related to the methods of accounting for stock-based employee compensation and the effect of the method on reported results. The Statement also prohibits the use of the prospective method of transition, as outlined in SFAS No. 123, if options are to be expensed when charging to the fair value based method in fiscal years beginning after December 15, 2003. The Company adopted the disclosure requirements of SFAS No. 148 on December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others.* This Interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. In addition, the Interpretation clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing the guarantee. The Company adopted the disclosure requirements of FIN 45 for the fiscal year ended December 31, 2002, and the recognition provisions on January 1, 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities.* This Interpretation applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise held a variable interest that is acquired on or before January 31, 2003. The Company will adopt the Interpretation as of July 31, 2003, however since it does not have any variable interests, or situations with majority interests, there will be no impact on its consolidated financial position and consolidated results of operations.

Effects of Inflation and Changing Prices

Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions' increased cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely effect liquidity, earnings, and shareholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and can reduce the Company's earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

Monetary Policies

The results of operations of the Company will be affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. Government securities, changes in the discount rate on member Company borrowings, changes in reserve requirements against member Company deposits and limitations on interest rates which member Company may pay on time and savings deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Company or the Company.

Critical Accounting Policies

The preparation of the financial statements, on which this Management's Discussion and Analysis is bases, requires Management to make estimates, which impact these financial statements. The most critical of these estimates and accounting policies relate to the allowance for loan losses, other real estate owned, and derivative financial instruments. For a more complete discussion of these and other accounting policies, see Note 1 to the Company's consolidated financial statements.

Allowance for Loan Losses – The Company carefully monitors the credit quality of loan portfolios and makes estimates about the amount of credit losses that have been incurred at each financial statement reporting date. This process significantly impacts the financial statements and involves complex, subjective judgments. The allowance is largely determined based upon the market value of the underlying collateral. Market values of collateral are generally based upon appraisals obtained from independent appraisers. If market conditions decline, the allowance for loan losses would be negatively impacted resulting in a negative impact on the Company's earnings. The allowance for loan losses is a significant estimate that can and does change based on management's assumptions about specific borrowers and applicable economic and environmental conditions, among other factors.

Other Real Estate Owned – At December 31, 2002, the Company had one piece of real estate that was obtained through a foreclosure. The property has been recorded based upon the market value determined by an independent appraisal less estimated selling cost. If market conditions decline in the area in which the property is located (Pasco County, Florida), then the value of other real estate owned will be negatively impacted, resulting in a negative impact to the Company's earnings.

Derivative Instruments – The Company has entered into several interest swaps, a foreign currency swap and had provided interest rate swaps to loan participants. As a result of these activities the Company recognized a net loss on derivative instruments of $67,000 for the year ended December 31, 2002 determined by the change in the fair market value of these derivative instruments. The fair market value of these instruments is determined by quotes obtained from the related counter parties in combination with a valuation model utilizing discounted cash flows. The valuation of these derivative instruments is a significant estimate that is largely affected by changes in interest rates. If interest rates significantly increase or decrease, the value of these instruments will significantly change, resulting in an impact on the earnings of the Company.

Commitments to Originate Mortgage Loans - The Company enters into commitments to originate mortgage loans whereby the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on loans that are intended to be sold are considered to be derivatives and are therefore, recorded at fair value with changes in fair value recorded in earnings. The fair value of these commitments is included in mortgage loans held for sale.

Item 7A.. Quantitative and Qualitative Disclosures About Market Risk

Refer to "Liquidity Management and Interest Rate Sensitivity" in Item 7, Management's Discussion and Analysis for discussion of interest rate fluctuations.

Derivative Financial Instruments

The Company is exposed to market risks, including fluctuations in interest rates, variability in spread relationships (Prime to LIBOR spreads), mismatches of repricing intervals between finance receivables and related funding obligations, and variability in currency exchange rates. The Company has established policies, procedures and internal processes governing its management of market risks and the use of financial instruments to manage its exposure to such risks. Sensitivity of earnings to these risks are managed by entering into securitization transactions, issuing debt obligations with appropriate price and term characteristics, and utilizing derivative financial instruments. These derivative financial instruments consist primarily of interest rate swaps and foreign currency swaps. The Company does not use derivative financial instruments for trading purposes.

The Company uses interest rate swap agreements to change the characteristics of its fixed and variable rate exposures and to manage the Company's asset/liability match. The Company's interest rate swap portfolio is an integral element of its risk management policy, and as such, all swaps are linked to an underlying debt. The Company entered into a foreign currency swap agreement during the first quarter of 2001. The purpose of this transaction is to mitigate fluctuations in the exchange rate of the dollar and the Japanese yen, which might otherwise adversely affect the interest income on a loan denominated in Japanese Yen and tied to Japanese interest rates. This swap agreement does not qualify for hedge accounting under SFAS No. 133. Accordingly, all changes in the fair value of the foreign currency swap agreement will be reflected in the earnings of the Company.

Refer to "Interest Rate Sensitivity and Liquidity Management" in Item 7., Management Discussion and Analysis for discussion of derivative instruments.

Item 8. Financial Statements and Supplementary Data

The following financial statements are filed with this report:

Consolidated Balance Sheets - December 31, 2002 and 2001

Consolidated Statements of Operations - Years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Shareholders' Equity – Years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows - Years ended December 31, 2002, 2001 and 2000

Notes to Consolidated Financial Statements

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There has been no occurrence requiring a response to this Item.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information relating to directors and executive officers of the Company contained in the Company's definitive proxy statement to be delivered to shareholders in connection with the 2002 Annual Meeting of Shareholders scheduled to be held May 22, 2003 is incorporated herein by reference.

Item 11. Executive Compensation

The information relating to executive compensation contained in the Company's definitive proxy statement to be delivered to shareholders in connection with the 2003 Annual Meeting of Shareholders scheduled to be held May 22, 2003 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information relating to security ownership of certain beneficial owners and management contained in the Company's definitive proxy statement to be delivered to shareholders in connection with the 2003 Annual Meeting of Shareholders scheduled to be held May 22, 2003 is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information relating to related party transactions contained in the registrant's definitive proxy statement to be delivered to shareholders in connection with the 2003 Annual Meeting of Shareholders scheduled to be held May 22, 2003 is incorporated herein by reference.

PART IV

Item 14. Controls and Procedures

In order to ensure that the information the Company must disclose in its filings with the Securities and Exchange Commission is recorded, processed, summarized and reported on a timely basis, the Company has formalized its disclosure controls and procedures. The Company's principal executive officer and principal financial officer have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Exchange Act Rules 13a-14(c) and 15d-14(c), as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (and its consolidated subsidiaries) required to be included in the Company's periodic SEC filings. Since the Evaluation Date, there have not been any significant changes in the internal controls of the Company, or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) 1. Financial Statements. The following financial statements and accountants' reports have been filed as Item 8 in Part II of this Report:

Report of Independent Public Accountants

Consolidated Balance Sheets - December 31, 2002 and 2001

Consolidated Statements of Operations - Years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Shareholders' Equity - Years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows - Years ended December 31, 2002, 2001 and 2000

Notes to Consolidated Financial Statements

2. Exhibits.

3.1 Articles of Incorporation of the Company, as amended[1]

3.1.1 Second Amended and Restated Articles of Incorporation of the Company[1]

3.1.2 Amendment to Second Amended and Restated Articles of Incorporation of the Company[2]

3.1.3 Articles of Amendment to Second and Amended and Restated Articles of Incorporation of the Company[3]

3.2 Amended and Restated By-Laws of the Company[1]

4.1 Specimen Common Stock Certificate of the Company[1]

4.2 See Exhibits 3.1.1 and 3.2 for provisions of the Articles of Incorporation and By-Laws of the Company defining rights of the holders of the Company's Common Stock[1]

4.3 Indenture, dated December 18, 2001, between the Company and State Street Bank and Trust Company of Connecticut, National Association[4]

4.4 Amended and Restated Declaration of Trust, dated December 18, 2001, by and among State Street Bank and Trust Company of Connecticut, National Association, the Company and the administrators named therein[4]

4.5 Indenture, dated as of April 10, 2002, between the Company and Wilmington Trust Company, as trustee[5]

4.6 The Amended and Restated Declaration of Trust, dated as of April 10, 2002, among the Company, as sponsor, the Administrator(s) named therein and Wilmington Trust Company, as Delaware Trustee and Institutional Trustee, and the holders from time to time of undivided beneficial interests in the assets of Florida Banks Capital Trust II[5]

4.7 Indenture, dated as of June 27, 2002, between the Company and Wells Fargo Delaware Trust Company, as trustee[5]

4.8 The Amended and Restated Trust Agreement dated as of June 27, 2002 among the Company, as depositor, the Administrative Trustees named therein and Wells Fargo Bank, N.A., as property trustee, Wells Fargo Delaware Trust Company, as resident trustee, and the holders from time to time of undivided beneficial interests in the assets of Florida Banks Capital Trust II[5]

4.8 Indenture, dated December 19, 2002, between the Company and State Street Bank and Trust Company of Connecticut, National Association[7]

4.9 Amended and Restated Declaration of Trust, dated December 19, 2002, by and among State Street Bank and Trust Company of Connecticut, National Association, the Company and the administrators named therein[7]

10.1 Form of Employment Agreement between the Company and Charles E. Hughes, Jr. [1]

10.2 The Company's 1998 Stock Option Plan[1]

10.2.1 Form of Incentive Stock Option Agreement[1]

10.2.2 Form of Non-qualified Stock Option Agreement[1]

10.3 The Company's Amended and Restated Incentive Compensation Plan[6]

10.4	Form of Employment Agreement between the Company and T. Edwin Stinson, Jr., Don D. Roberts and Richard B. Kensler[1]
10.5	Placement Agreement, dated December 4, 2001, between the Company, First Tennessee Capital Markets and Keefe, Bruyette & Woods, Inc. [4]
10.6	Subscription Agreement, dated December 18, 2001, between the Company, Florida Banks Statutory Trust I and Preferred Term Securities IV, Ltd. [4]
10.7	Guarantee Agreement, dated December 18, 2001, by and between the Company and State Street Bank and Trust Company of Connecticut[4]
10.8	Placement Agreement, dated as of March 26, 2002, between the Company and Florida Banks Capital Trust II and Salomon Smith Barney Inc. [5]
10.9	Debenture Subscription Agreement, dated as of April 10, 2002, between the Company and Florida Banks Capital Trust II[5]
10.10	Capital Securities Subscription Agreement, dated March 26, 2002, among the Company, Florida Banks Capital Trust II and MM Community Funding III, Ltd. [5]
10.11	Common Securities Subscription Agreement, dated April 10, 2002, between the Company and Florida Banks Capital Trust II[5]
10.12	Guarantee Agreement, dated as of April 10, 2002, between the Company and Wilmington Trust Company, as trustee[5]
10.13	Subscription Agreement, dated as of June 27, 2002, between the Company, Florida Banks Capital Trust II and Bear, Stearns & Co. [5]
10.14	Placement Agreement, dated as of June 27, 2002, between the Company and Florida Banks Capital Trust II and SAMCO Capital Markets, a division of Service Asset Management Company[5]
10.15	Trust Preferred Securities Guarantee Agreement, dated as of June 27, 2002, between the Company and Wells Fargo, as trustee[5]
10.16	Placement Agreement, dated December 11, 2002, between the Company, Florida Banks Statutory Trust II, FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc. [7]
10.17	Subscription Agreement, dated December 19, 2002, between the Company, Florida Banks Statutory Trust II and Preferred Term Securities VIII, Ltd. [7]
10.18	Guarantee Agreement, dated December 19, 2002, by and between the Company and State Street Bank and Trust Company of Connecticut[7]
10.19	Subscription Agreement for Series C Preferred Stock, dated December 31, 2002[3]
21.1	Subsidiaries of the Registrant[7]
23.1	Consent of Deloitte & Touche LLP[7]

---

(1) Incorporated by reference to the Company's Registration Statement on Form S-1, previously filed by the Company (Registration Statement No. 333-50867).

(2) Incorporated by reference to Exhibit to the Registration Statement on Form S-3, previously filed by the Company (Registration Statement No. 333-67372).

(3) Incorporated by reference to the Form 8-K dated January 2, 2003, previously filed by the Company.

(4) Incorporated by references to the Form 10-Q for the quarter ended March 31, 2002, previously filed by the Company.

(5) Incorporated by reference to the Form 10-Q for quarter ended June 30, 2002, previously filed by the Company.

(6) Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8, previously filed by the Company (Registration Statement No. 333-70442).

(7) Filed herewith.

SIGNATURES

In accordance with the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, in the City of Jacksonville, State of Florida on March 25, 2003.

FLORIDA BANKS, INC.

By: */s/ Charles E. Hughes, Jr.*
Charles E. Hughes, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Charles E. Hughes, Jr. Charles E. Hughes, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	March 25, 2003
/s/ T. Edwin Stinson, Jr. T. Edwin Stinson, Jr.	Chief Financial Officer, Secretary, Treasurer and Director (Principal Financial and Accounting Officer)	March 25, 2003
/s/ M.G. Sanchez M. G. Sanchez	Chairman of the Board	March 25, 2003
/s/ T. Stephen Johnson T. Stephen Johnson	Vice-Chairman of the Board	March 25, 2003
/s/ Clay M. Biddinger Clay M. Biddinger	Director	March 25, 2003
/s/ P. Bruce Culpepper P. Bruce Culpepper	Director	March 25, 2003
/s/ Dr. Adam F. Herbert, Jr. Dr. Adam F. Herbert, Jr.	Director	March 25, 2003
/s/ W. Andrew Krusen, Jr. W. Andrew Krusen, Jr.	Director	March 25, 2003
/s/ Nancy E. LaFoy Nancy E. LaFoy	Director	March 25, 2003
/s/ Wilford C. Lyon, Jr. Wilford C. Lyon, Jr.	Director	March 25, 2003
/s/ David McIntosh David McIntosh	Director	March 25, 2003

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.8	Indenture, dated December 19, 2002, between the Company and State Street Bank and Trust Company of Connecticut, National Association
4.9	Amended and Restated Declaration of Trust, dated December 19, 2002, by and among State Street Bank and Trust Company of Connecticut, National Association, the Company and the administrators named therein
10.16	Placement Agreement, dated December 11, 2002, between the Company, Florida Banks Statutory Trust II, FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc.
10.17	Subscription Agreement, dated December 19, 2002, between the Company, Florida Banks Statutory Trust II and Preferred Term Securities VIII, Ltd.
10.18	Guarantee Agreement, dated December 19, 2002, by and between the Company and State Street Bank and Trust Company of Connecticut
21.1	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche, LLP

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation
Florida Bank, N.A., a national banking association	Federally Chartered
FB Financial Services, Inc.	Florida
Florida Banks Statutory Trust I	Connecticut
Florida Banks Statutory Trust II	Connecticut
Florida Banks Capital Trust I	Delaware
Florida Banks Capital Trust II	Delaware

SIGNATURES

In accordance with the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, in the City of Jacksonville, State of Florida on March 25, 2003.

FLORIDA BANKS, INC.

By: */s/ Charles E. Hughes, Jr.*
Charles E. Hughes, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Charles E. Hughes, Jr. Charles E. Hughes, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	March 25, 2003
/s/ T. Edwin Stinson, Jr. T. Edwin Stinson, Jr.	Chief Financial Officer, Secretary, Treasurer and Director (Principal Financial and Accounting Officer)	March 25, 2003
/s/ M.G. Sanchez M. G. Sanchez	Chairman of the Board	March 25, 2003
/s/ T. Stephen Johnson T. Stephen Johnson	Vice-Chairman of the Board	March 25, 2003
/s/ Clay M. Biddinger Clay M. Biddinger	Director	March 25, 2003
/s/ P. Bruce Culpepper P. Bruce Culpepper	Director	March 25, 2003
/s/ Dr. Adam F. Herbert, Jr. Dr. Adam F. Herbert, Jr.	Director	March 25, 2003
/s/ W. Andrew Krusen, Jr. W. Andrew Krusen, Jr.	Director	March 25, 2003
/s/ Nancy E. LaFoy Nancy E. LaFoy	Director	March 25, 2003
/s/ Wilford C. Lyon, Jr. Wilford C. Lyon, Jr.	Director	March 25, 2003
/s/ David McIntosh David McIntosh	Director	March 25, 2003

Certification by the Chief Executive Officer pursuant to Sarbanes-Oxley Section 302(a):

I, Charles E. Hughes, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Florida Banks, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 25, 2003

By: /s/ *Charles E. Hughes, Jr.*
Charles E. Hughes, Jr.
President and Chief Executive Officer

Certification by the Chief Financial Officer pursuant to Sarbanes-Oxley Section 302(a):

I, T. Edwin Stinson, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Florida Banks, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 25, 2003

By: */s/ T. Edwin Stinson, Jr.*
T. Edwin Stinson, Jr.
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.8	Indenture, dated December 19, 2002, between the Company and State Street Bank and Trust Company of Connecticut, National Association
4.9	Amended and Restated Declaration of Trust, dated December 19, 2002, by and among State Street Bank and Trust Company of Connecticut, National Association, the Company and the administrators named therein
10.16	Placement Agreement, dated December 11, 2002, between the Company, Florida Banks Statutory Trust II, FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc.
10.17	Subscription Agreement, dated December 19, 2002, between the Company, Florida Banks Statutory Trust II and Preferred Term Securities VIII, Ltd.
10.18	Guarantee Agreement, dated December 19, 2002, by and between the Company and State Street Bank and Trust Company of Connecticut
21.1	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche, LLP

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation
Florida Bank, N.A., a national banking association	Federally Chartered
FB Financial Services, Inc.	Florida
Florida Banks Statutory Trust I	Connecticut
Florida Banks Statutory Trust II	Connecticut
Florida Banks Capital Trust I	Delaware
Florida Banks Capital Trust II	Delaware

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, Florida 32202-5034

Tel: (904) 665 1400
Fax: (904) 355 9104
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders of
Florida Banks, Inc.
Jacksonville, Florida

We have audited the accompanying consolidated balance sheets of Florida Banks, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Florida Banks, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Jacksonville, Florida
February 28, 2003

FLORIDA BANKS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 and 2001

	2002	2001
ASSETS		
CASH AND CASH EQUIVALENTS:		
Cash and due from banks	$ 26,964,504	$ 19,332,159
Federal funds sold and repurchase agreements	62,515,000	54,657,000
Total cash and cash equivalents	89,479,504	73,989,159
INVESTMENT SECURITIES:		
Available for sale, at fair value (cost $50,155,158 and $33,562,507 at December 31, 2002 and 2001)	50,930,650	33,954,045
Held to maturity (fair value $229,475 and $2,934,245 at December 31, 2002 and 2001)	227,925	2,867,163
Other investments	2,493,350	2,064,550
Total investment securities	53,651,925	38,885,758
MORTGAGE LOANS HELD FOR SALE	54,674,248	
LOANS, net of allowance for loan losses of $7,263,029 and $4,692,216 at December 31, 2002 and 2001	543,192,040	396,751,695
PREMISES AND EQUIPMENT, NET	5,466,332	3,361,882
ACCRUED INTEREST RECEIVABLE	2,375,102	1,722,746
DEFERRED INCOME TAXES, NET	3,908,751	4,016,786
DERIVATIVE INSTRUMENTS	2,321,643	279,784
OTHER REAL ESTATE OWNED	652,500	2,777,827
OTHER ASSETS	343,505	537,588
TOTAL ASSETS	$ 756,065,550	$ 522,323,225
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS:		
Noninterest-bearing	$ 141,395,150	$ 99,899,425
Interest-bearing	523,514,558	351,349,850
Total deposits	664,909,708	451,249,275
REPURCHASE AGREEMENTS	4,653,878	4,495,547
OTHER BORROWED FUNDS	9,921,898	9,714,692
ACCRUED INTEREST PAYABLE	2,377,963	2,863,882
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	4,765,136	2,038,795
Total liabilities	686,628,583	470,362,191
COMPANY OBLIGATED MANDITORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUSTS	16,473,092	5,819,000
COMMITMENTS (NOTE 9)		
SHAREHOLDERS' EQUITY:		
Series B preferred stock, $68.00 par value, 110,000 shares authorized, 102,283 shares issued and outstanding at December 31, 2001		6,955,244
Series C preferred stock, $100.00 par value, 50,000 shares authorized, 50,000 shares issued and outstanding at December 31, 2002	5,000,000	
Common stock, $.01 par value; 30,000,000 shares authorized 6,768,362 and 5,677,660 shares issued, respectively	67,684	56,777
Additional paid-in capital	52,287,390	44,964,967
Accumulated deficit (deficit of $8,134,037 eliminated upon quasi-reorganization on December 31, 1995)	(4,874,873)	(6,079,156)
Accumulated other comprehensive income, net of tax	483,674	244,202
Total shareholders' equity	52,963,875	46,142,034
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 756,065,550	$ 522,323,225

See notes to consolidated financial statements.

FLORIDA BANKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
INTEREST INCOME:			
Loans, including fees	$ 31,852,739	$ 27,692,486	$ 20,072,894
Investment securities	2,239,454	2,653,164	2,477,179
Federal funds sold	582,723	819,741	1,215,804
Repurchase agreements	252,245	214,787	219
Total interest income	34,927,161	31,380,178	23,766,096
INTEREST EXPENSE:			
Deposits	14,622,492	14,948,191	12,393,304
Repurchase agreements	501,638	1,204,752	903,794
Borrowed funds	460,027	395,131	413,938
Total interest expense	15,584,157	16,548,074	13,711,036
NET INTEREST INCOME	19,343,004	14,832,104	10,055,060
PROVISION FOR LOAN LOSSES	3,025,775	1,889,079	1,912,380
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	16,317,229	12,943,025	8,142,680
NONINTEREST INCOME:			
Service fees	1,718,888	1,224,020	705,584
Gain on sale of mortgage loans	1,092,911		
Gain on sale of commercial loans	42,888	104,151	
Mortgage loan origination fees	805,264	234,810	55,807
(Loss) gain on sale of available for sale investment securities	(3,967)	73,976	9,864
Other noninterest income	383,775	411,046	239,928
	4,039,759	2,048,003	1,011,183
NONINTEREST EXPENSES:			
Salaries and benefits	11,037,925	8,761,416	6,813,011
Occupancy and equipment	2,105,683	1,785,996	1,527,775
Data processing	872,630	677,963	456,972
Dividends on preferred security of subsidiary trust	633,580	12,995	
Other	3,354,991	2,454,819	2,087,962
	18,004,809	13,693,189	10,885,720
INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	2,352,179	1,297,839	(1,731,857)
PROVISION (BENEFIT) FOR INCOME TAXES	885,121	489,400	(651,704)
NET INCOME (LOSS)	1,467,058	808,439	(1,080,153)
PREFERRED STOCK DIVIDENDS	(140,058)	(250,091)	
NET INCOME (LOSS) APPLICABLE TO COMMON SHARES	$ 1,327,000	$ 558,348	$ (1,080,153)
EARNINGS (LOSS) PER COMMON SHARE:			
Basic	$ 0.21	$ 0.10	$ (0.19)
Diluted	$ 0.20	$ 0.10	$ (0.19)

See notes to consolidated financial statements.

FLORIDA BANKS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Preferred Stock		Common Stock		Additional Paid-In Capital
	Shares	Par Value	Shares	Par Value	
BALANCE, JANUARY 1, 2000			5,718,656	$ 57,187	$ 45,526,443
Comprehensive loss:					
Net loss					
Unrealized gain on available for sale investment securities, net of tax of $411,821					
Comprehensive loss					
Issuance of common stock under employee stock purchase plan			75,995	760	366,393
Purchase and retirement of common stock			(106,000)	(1,060)	(646,932)
BALANCE, DECEMBER 31, 2000			5,688,651	56,887	45,245,904
Comprehensive income:					
Net income					
Unrealized gain on available for sale investment securities, net of tax of $138,968					
Comprehensive income					
Issuance of common stock under employee stock purchase plan			50,109	501	226,587
Issuance of Series B preferred stock, net	102,283	$ 6,955,244			(148,774)
Series B preferred stock cash dividend paid					
Purchase and retirement of common stock			(61,100)	(611)	(358,750)
BALANCE, DECEMBER 31, 2001	102,283	6,955,244	5,677,660	56,777	44,964,967
Comprehensive income:					
Net income					
Unrealized gain on available for sale investment securities, net of tax of $144,482					
Comprehensive income					
Conversion of Series B preferred stock into common stock	(102,283)	(6,955,244)	1,022,830	10,228	6,945,016
Exercise of stock options			7,063	71	46,401
Issuance of common stock under employee stock purchase plan			41,133	411	210,359
Issuance of restricted stock			19,676	197	120,647
Issuance of Series C preferred stock, net	50,000	5,000,000			
Series B preferred stock dividend paid					
BALANCE, DECEMBER 31, 2002	50,000	$ 5,000,000	6,768,362	$ 67,684	$ 52,287,390

See notes to consolidated financial statements.

Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), Net of Tax	Total
$ (5,680,069)	$ (668,706)	$ 39,234,855
(1,080,153)		(1,080,153)
	682,576	682,576
		(397,577)
		367,153
		(647,992)
(6,760,222)	13,870	38,556,439
808,439		808,439
	230,332	230,332
		1,038,771
		227,088
		6,806,470
(127,373)		(127,373)
		(359,361)
(6,079,156)	244,202	46,142,034
1,467,058		1,467,058
	239,472	239,472
		1,706,530
		46,472
		210,770
		120,844
		5,000,000
(262,775)		(262,775)
$ (4,874,873)	$ 483,674	$ 52,963,875

FLORIDA BANKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
OPERATING ACTIVITIES:			
Net income (loss)	$ 1,467,058	$ 808,439	$ (1,080,153)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization	863,886	756,426	647,891
Restricted stock grants	120,844		
Loss on disposition of furniture and equipment		17,628	15,468
Deferred income tax (benefit) expense	(36,447)	449,400	(651,704)
Loss (gain) on sale of securities	3,967	(73,976)	(9,864)
Loss (gain) on sale of real estate owned	6,703	(24,928)	(18,263)
Loss on foreign currency translation	23,650	206,151	
Loss (gain) on derivative instruments	43,258	(262,008)	
Amortization (accretion) of premiums (discount) on investments, net	131,708	(295,582)	(196,934)
Amortization of premiums on loans	123,055	196,651	112,308
Accretion of debt issuance costs	70,445		
Provision for loan losses	3,025,775	1,889,079	1,912,380
Net increase in mortgage loans held for sale	(54,674,248)		
(Increase) decrease in accrued interest receivable	(652,356)	174,557	(876,128)
Decrease (increase) in other assets	194,083	(2,180)	(328,023)
(Decrease) increase in accrued interest payable	(485,919)	657,503	1,589,830
Increase (decrease) in accounts payable and accrued expenses	2,726,341	1,279,801	(167,948)
Net cash (used in) provided by operating activities	(47,048,197)	5,776,961	948,860
INVESTING ACTIVITIES:			
Proceeds from sales, paydowns and maturities of investment securities:			
Available for sale	27,068,362	15,808,333	12,261,314
Held to maturity	2,700,791	4,154,215	1,082,529
Purchases of investment securities:			
Available for sale	(43,858,241)	(17,193,780)	(15,560,354)
Held to maturity		(3,361,015)	(4,362,796)
Other	(428,800)	(798,550)	(364,200)
Net increase in loans held for investment	(150,265,325)	(119,896,460)	(129,226,819)
Purchases of premises and equipment	(2,968,336)	(839,608)	(1,522,711)
Proceeds from the sale of premises and equipment		3,841	
Proceeds from the sale of real estate owned	2,771,124	114,928	864,263
Net cash used in investing activities	(164,980,425)	(122,008,096)	(136,828,774)
FINANCING ACTIVITIES:			
Net increase in demand deposits, money market accounts and savings accounts	91,014,976	86,829,039	29,713,892
Net increase in time deposits	120,771,110	59,390,096	116,787,033
Proceeds from issuance of preferred stock, net	5,000,000	6,806,470	
Proceeds from issuance of trust preferred securities, net	10,583,647	5,819,000	
Exercise of stock options	46,472		
Purchase of treasury stock		(359,361)	(647,992)
Preferred dividends paid	(262,775)	(127,373)	
Proceeds from FHLB advances	10,000,000	9,500,000	5,000,000
Repayment of FHLB advances	(10,000,000)	(7,000,000)	(5,000,000)
Increase (decrease) in repurchase agreements	158,331	(14,316,831)	7,775,267
Increase (decrease) in other borrowed funds	207,206	(8,710)	(18,950)
Net cash provided by financing activities	227,518,967	146,532,330	153,609,250
NET INCREASE IN CASH AND CASH EQUIVALENTS	15,490,345	30,301,195	17,729,336
CASH AND CASH EQUIVALENTS:			
Beginning of year	73,989,159	43,687,964	25,958,628
End of year	$ 89,479,504	$ 73,989,159	$ 43,687,964

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Florida Banks, Inc. (the "Company") was incorporated on October 15, 1997 for the purpose of becoming a bank holding company and acquiring First National Bank of Tampa (the "Bank"). On August 4, 1998, the Company completed its initial public offering and its merger (the "Merger") with the Bank pursuant to which the Bank was merged with and into Florida Bank No. 1, N.A., a wholly-owned subsidiary of the Company, and renamed Florida Bank, N.A.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes these policies and practices:

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses and the valuation of other real estate owned, deferred tax assets and embedded derivative instruments.

Cash and Cash Equivalents - Cash and cash equivalents include cash and due from banks, Federal funds sold and repurchase agreements all of which mature within ninety days. Generally, Federal funds and repurchase agreements are sold for one day periods.

Investment Securities - Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Securities are classified as trading securities if bought and held principally for the purpose of selling them in the near future. No investments are held for trading purposes. Securities not classified as held to maturity are classified as available for sale, and reported at fair value with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of other comprehensive income or loss until realized. Other investments, which include Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost as such investments are not readily marketable.

Realized gains and losses on sales of investment securities are recognized in the statements of operations upon disposition based upon the adjusted cost of the specific security. Declines in value of investment securities judged to be other than temporary are recognized as losses in the statements of operations.

Loans Held for Investment - Loans held for investment are stated at the principal amount outstanding, net of unearned income and an allowance for loan losses. Interest income on all loans is accrued based on the outstanding daily balances.

Management has established a policy to discontinue accruing interest (nonaccrual status) on a loan after it has become 90 days delinquent as to payment of principal or interest unless the loan is considered to be well collateralized and the Company is actively in the process of collection. In addition, a loan will be placed on nonaccrual status before it becomes 90 days delinquent if management believes that the borrower's financial condition is such that collection of interest or principal is doubtful. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the loan is estimated to be uncollectible. Interest income on nonaccrual loans is recognized only as received.

Nonrefundable fees and certain direct costs associated with originating or acquiring loans are recognized over the life of the related loans on the interest method.

Mortgage Loans Held for Sale - Mortgage loans held for sale are residential mortgage loans originated by the Company which management either intends to sell at some point in the future or which are committed to be sold to various institutions under agreements obtained at the time the Company extends commitments to borrowers. Mortgage loans held for sale are reported at the lower of cost or estimated fair value, determined on an aggregate basis.

Commitments to Originate Mortgage Loans - The Company enters into commitments to originate mortgage loans whereby the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on loans that are intended to be sold are considered to be derivatives and are therefore, recorded at fair value with changes in fair value recorded in earnings. The fair value of these commitments is included in mortgage loans held for sale.

Allowance for Loan Losses - The determination of the balance in the allowance for loan losses is based on an analysis of the loan portfolio and reflects an amount which, in management's judgment, is adequate to provide for probable loan losses after giving consideration to the growth and composition of the loan portfolio, current economic conditions, past loss experience, evaluation of probable losses in the current loan portfolio and such other factors that warrant current recognition in estimating loan losses.

Loans which are considered to be uncollectible are charged-off against the allowance. Recoveries on loans previously charged-off are added to the allowance.

Impaired loans are loans for which it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Impairment losses are measured by the present value of expected future cash flows discounted at the loan's effective interest rate, or, as a practical expedient, at either the loan's observable market price or the fair value of the collateral. Interest income on impaired loans is recognized only as received.

Large groups of smaller balance homogeneous loans (consumer loans) are collectively evaluated for impairment. Commercial loans and larger balance real estate and other loans are individually evaluated for impairment.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of 3 to 20 years. Leasehold improvements are amortized on the straight-line method over the shorter of their estimated useful life or the period the Company expects to occupy the related leased space. Maintenance and repairs are charged to operations as incurred.

Income Taxes - Deferred tax liabilities are recognized for temporary differences that will result in amounts taxable in the future and deferred tax assets are recognized for temporary differences and tax benefit carryforwards that will result in amounts deductible or creditable in the future. Net deferred tax liabilities or assets are recognized through charges or credits to the deferred tax provision. A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. Subsequent to the Company's quasi-reorganization (see Note 18) reductions in the deferred tax valuation allowance are credited to additional paid-in capital.

Derivative Instruments - As part of the its asset/liability management policy, the Company uses derivatives to manage interest and foreign currency exchange rate exposures by modifying the characteristics of the related balance sheet instruments. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, derivatives are carried at fair value. The accounting for changes in the fair value (that is, gains or losses) of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the hedged items are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded to other comprehensive income and are recognized in the statement of operations when the hedged item affects earnings. See Note 5 for additional information regarding derivative instruments.

Other Real Estate Owned - Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Repurchase Agreements - Repurchase agreements consist of agreements with customers to pay interest daily on funds swept into a repo account based on a rate of .75% to 1.00% below the Federal funds rate. Such agreements generally mature within one to four days from the transaction date. In addition, the Company has securities sold under agreements to repurchase, which are classified as secured borrowings. Such borrowings generally mature within one to thirty days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. Information concerning repurchase agreements for the years ended December 31, 2002 and 2001 is summarized as follows:

	2002	2001
Average balance during the year	$ 37,725,667	$ 33,568,040
Average interest rate during the year	1.33%	3.59%
Maximum month-end balance during the year	$ 49,542,093	$ 44,576,894

Other Borrowed Funds - Other borrowed funds consist of Federal Home Loan Bank borrowings and treasury tax and loan deposits. Treasury tax and loan deposits generally are repaid within one to 120 days from the transaction date.

Stock Options - The Company has elected to account for its stock options under the intrinsic value based method with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 *Accounting for Stock Based Compensation*, had been applied. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the consolidated statements of shareholders' equity.

Transfers of Financial Assets - Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Earnings Per Common Share - Basic earnings per common share ("EPS") excludes dilution and is computed by dividing earnings applicable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects additional common shares that would have been issued, as well as any adjustment to income that would result form the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and convertible preferred stock. The potential common shares are determined using the treasury stock method for outstanding stock options and the if-converted method for preferred stock..

Recent Accounting Pronouncements - In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. This Statement rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that Statement, SFAS No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*. This Statement also rescinds SFAS No. 44, *Accounting for Intangible Assets of Motor Carriers*. This Statement amends SFAS No. 13, *Accounting for Leases*, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002, with early application encouraged. The provisions in paragraphs 8 and 9(c) of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. The Company adopted the Statement effective January 1, 2003 and it did not have a material impact on the Company's consolidated financial position and consolidated results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This Statement nullifies Emerging Issues Task Force ("EITF") No. 94-3 and requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The Company adopted the Statement effective January 1, 2003 and does not expect it to have a material impact on the Company's consolidated financial position and consolidated results of operations.

In October, 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*, which removes acquisitions of financial institutions from the scope of both SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and Interpretation 9, *Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method*, and requires that those transactions be accounted for in accordance with SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*, except for transactions between two or more mutual enterprises. In addition, this Statement amends SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. The Company adopted the Statement effective October 1, 2002. Adoption did not have an impact on the Company's consolidated financial position and consolidated results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure*. This Statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, and provides alternative methods and transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements in both annual and interim financial statements related to the methods of accounting for stock-based employee compensation and the effect of the method on reported results. The Statement also prohibits the use of the prospective method of transition, as outlined in SFAS No. 123, if options are to be expensed when charging to the fair value based method in fiscal years beginning after December 15, 2003. The Company adopted the disclosure requirements of SFAS No. 148 on December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others*. This Interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. In addition, the Interpretation clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing the guarantee. The Company adopted the disclosure requirements of FIN 45 for the fiscal year ended December 31, 2002, and the recognition provisions on January 1, 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*. This Interpretation applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise held a variable interest that is acquired on or before January 31, 2003. The Company will adopt the Interpretation as of July 31, 2003, however since it does not have any variable interests, or situations with majority interests, there will be no impact on its consolidated financial position and consolidated results of operations.

Reclassifications - Certain reclassifications have been made to the 2001 and 2000 consolidated financial statements to conform with the presentation adopted in 2002.

2. INVESTMENT SECURITIES

The amortized cost and estimated fair value of available for sale and held to maturity investment securities as of December 31, 2002 and 2001 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002				
Available for sale:				
U.S. Treasury securities and other U.S. agency obligations	$ 6,721,835	$ 52,718		$ 6,774,553
State and municipal	990,000	60,527		1,050,527
Mortgage-backed securities	37,263,079	660,553	$ (10,571)	37,913,061
Total debt securities	44,974,914	773,798	(10,571)	45,738,141
Mutual funds	5,180,244	12,265		5,192,509
Total securities available for sale	$ 50,155,158	$ 786,063	$ (10,571)	$ 50,930,650
Held to maturity:				
Mortgage-backed securities	$ 227,925	$ 1,550	$	$ 229,475

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001				
Available for sale:				
U.S. Treasury securities and other U.S. agency obligations	$ 840,341	$ 17,615		$ 857,956
State and municipal	1,285,000	63,230		1,348,230
Mortgage-backed securities	28,409,558	445,563	$ (134,870)	28,720,251
Total debt securities	30,534,899	526,408	(134,870)	30,926,437
Mutual funds	3,027,608			3,027,608
Total securities available for sale	$ 33,562,507	$ 526,408	$ (134,870)	$ 33,954,045
Held to maturity:				
U.S. Treasury securities and other U.S. agency obligations	$ 1,861,974	$ 35,991	$ (1,320)	$ 1,896,645
Mortgage-backed securities	1,005,189	32,411		1,037,600
	$ 2,867,163	$ 68,402	$ (1,320)	$ 2,934,245

Expected maturities of debt securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. The amortized cost and estimated fair value of debt securities, at December 31, 2002, by contractual maturity, are shown below:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due before one year	$ 500,000	$ 502,350		
Due after one year through five years	3,354,225	3,411,635		
Due after five years through ten years	3,587,610	3,635,060		
Due after ten years	270,000	276,035		
	7,711,835	7,825,080		
Mortgage-backed securities	37,263,079	37,913,061	$ 227,925	$ 229,475
Total	$ 44,974,914	$ 45,738,141	$ 227,925	$ 229,475

Investment securities with a carrying value of $41,259,412 and $27,335,655 were pledged as security for certain borrowed funds and public deposits held by the Company at December 31, 2002 and 2001, respectively.

3. LOANS

Loans at December 31, are summarized as follows:

	2002	2001
Commercial real estate	$ 313,120,588	$ 210,373,284
Commercial	166,122,230	142,910,691
Residential mortgage	23,080,140	22,308,820
Consumer	45,859,704	23,158,053
Credit card and other loans	2,791,678	2,911,884
Total loans	550,974,340	401,662,732
Allowance for loan losses	(7,263,029)	(4,692,216)
Net deferred loan fees	(519,271)	(218,821)
Net loans	$ 543,192,040	$ 396,751,695

Changes in the allowance for loan losses are summarized as follows:

	2002	2001
Balance, beginning of year	$ 4,692,216	$ 3,510,677
Provision for loan losses	3,025,775	1,889,079
Charge-offs	(485,950)	(827,784)
Recoveries	30,988	120,244
Balance, end of year	$ 7,263,029	$ 4,692,216

The Company's primary lending area is the state of Florida. Although the Company's loan portfolio is diversified, a significant portion of its loans are collateralized by real estate. Therefore, the Company could be susceptible to economic downturns and natural disasters. It is the Company's lending policy to collateralize real estate loans based upon certain loan to appraised value ratios.

Nonaccrual loans totaled approximately $1,535,000 and $1,090,000 of which approximately $151,000 and $681,000 is guaranteed by the Small Business Administration ("SBA") at December 31, 2002 and 2001, respectively. The effects of carrying nonaccrual loans during 2002, 2001, and 2000 resulted in a reduction of interest income of approximately $67,000, $147,000, and $151,000, respectively.

The following is a summary of information pertaining to impaired loans:

	December 31, 2002	December 31, 2001
	(approximately)	
Impaired loans with a valuation allowance	$ 1,415,000	$ 1,184,000
Impaired loans without a valuation allowance		
Total impaired loans	$ 1,415,000	$ 1,184,000
Valuation allowance related to impaired loans	$ 690,000	$ 295,000

	Years ended December 31, 2002	2001	2000
		(approximately)	
Average investment in impaired loans	$ 1,300,000	$ 1,065,000	$ 3,230,000

The interest income recognized on impaired loans for the years ended December 31, 2002, 2001 and 2000 was not significant.

No additional funds are committed to be advanced in connection with impaired loans.

At December 31, 2002 and 2001, restructured loans amounted to approximately $3,124,000 and $1,095,000, respectively. There were no restructured loans at December 31, 2000. No additional funds are committed to be advanced in connection with restructured loans.

4. PREMISES AND EQUIPMENT

Major classifications of these assets are as follows:

	2002	2001
Land	$ 2,009,387	$ 95,000
Buildings	660,315	660,315
Leasehold improvements	1,014,555	956,465
Furniture, fixtures and equipment	4,736,652	3,756,657
	8,420,909	5,468,437
Accumulated depreciation and amortization	(2,954,577)	(2,106,555)
	$ 5,466,332	$ 3,361,882

Depreciation and amortization amounted to $863,886, $756,426 and $647,891 for the years ended December 31, 2002, 2001 and 2000, respectively.

5. DERIVATIVE INSTRUMENTS

The following instruments qualify as derivatives as defined by SFAS No. 133:

	December 31, 2002	
	Contract/National Amount	Fair Value
Interest rate swap agreements	$ 85,500,000	$ 2,308,044
Foreign currency swap agreements	2,000,000	12,599
Commitments to fund mortgage loans	49,733,296	356,210

Interest rate swap agreements consist of numerous agreements which effectively convert the interest rate on certain certificates of deposit from a fixed rate to a variable rate to more closely match the interest rate sensitivity of the Company's assets and liabilities. The Company has designated and assessed the derivatives as highly effective fair value hedges, as defined by SFAS No. 133. Additionally, the Company entered into a foreign currency swap agreement during the first quarter of 2001. This swap agreement does not qualify for hedge accounting under SFAS No. 133. Accordingly, all changes in the fair value of the foreign currency swap agreement are reflected in the earnings of the Company. The Company recognized a loss of approximately $67,000 and a gain of approximately $6,000 for the years ended December 31, 2002 and 2001, respectively, as a result of changes in the fair value of the foreign currency agreement.

The Company has adopted the provisions of the Derivatives Implementation Group, Implementation Issue C13, *When a Loan Commitment is Included in the Scope of Statement No. 133* ("DIG C13"). DIG C13 requires that loan commitments that relate to the origination or acquisition of mortgage loans that will be held for resale must be accounted for as derivative instruments in accordance with SFAS No. 133. The fair value of commitments to fund mortgage loans is included in mortgage loans held for sale.

6. INCOME TAXES

The components of the provision (benefit) for income tax expenses for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Current tax expense	$ 921,568	$ 40,000	
Deferred tax (benefit) provision	(36,447)	449,400	$ (651,704)
	$ 885,121	$ 489,400	$ (651,704)

Income taxes for the years ended December 31, 2002, 2001 and 2000, differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes as summarized below:

	2002	2001	2000
Provision (benefit) based on Federal income tax rate	$ 799,741	$ 441,265	$ (588,831)
State income taxes net of Federal benefit	85,384	49,731	(66,362)
Other	(4)	(1,596)	3,489
	$ 885,121	$ 489,400	$ (651,704)

The components of net deferred income taxes at December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred income tax assets:		
Net operating loss carryforwards	$ 1,728,963	$ 2,672,891
Allowance for loan losses	2,473,645	1,477,424
Loan fees	195,402	84,549
AMT credits		52,530
Cash to accrual adjustment	37,586	77,950
Other	183	
	4,435,779	4,365,344
Deferred income tax liabilities:		
Accumulated depreciation	150,108	116,121
Unrealized gain on investment securities	291,818	147,335
Other	85,102	85,102
	527,028	348,558
Deferred income tax assets, net	$ 3,908,751	$ 4,016,786

At December 31, 2002 and 2001, the Company had tax net operating loss carryforwards of approximately $4,595,000 and $7,098,000, respectively. Such carryforwards expire as follows: $321,000 in 2006, $1,919,000 in 2007, $1,620,000 in 2008, $92,000 in 2009, and $643,000 in 2018. A change in ownership on August 4, 1998, as defined in section 382 of the Internal Revenue Code, limits the amount of net operating loss carryforwards utilized each year to approximately $700,000. Unused limitations from each year accumulate in successive years.

At December 31, 2002 and 2001, the Company assessed its earnings history and trends over the past three years, its estimate of future earnings, and the expiration dates of the loss carryforwards and has determined that it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance is recorded at December 31, 2002 and 2001.

7. DEPOSITS

Interest-bearing deposits at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Interest-bearing demand	$ 52,803,427	$ 19,164,133
Regular savings	66,940,672	64,338,080
Money market accounts	19,210,512	6,342,009
Time $100,000 and over	314,852,717	194,016,109
Other time	69,707,230	67,489,519
	$ 523,514,558	$ 351,349,850

At December 31, 2002, the scheduled maturities of time deposits are as follows:

2003	$ 201,993,812
2004	51,372,387
2005	50,969,043
2006	8,940,130
2007	61,404,779
Thereafter	9,879,796
Total	$ 384,559,947

8. OTHER BORROWED FUNDS

Other borrowed funds at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Treasury tax and loan deposits	$ 2,421,898	$ 2,214,692
Federal Home Loan Bank advance, principal due upon maturity on July 6, 2010, subject to early termination; interest, due quarterly, is fixed at 5.90%	5,000,000	5,000,000
Federal Home Loan Bank advance, principal due upon maturity on September 14, 2011, subject to early termination; interest, due quarterly, is fixed at 4.80%	2,500,000	2,500,000
	$ 9,921,898	$ 9,714,692

Treasury tax and loan deposits are generally repaid within one to 120 days from the transaction date.

The Federal Home Loan Bank of Atlanta has the option to convert the $2,500,000 advance outstanding at December 31, 2002 into a three-month LIBOR-based floating rate advance September 14, 2006, and any payment date thereafter with at least two business days prior notice to the Company.

If the Federal Home Loan Bank elects to convert the advance, then the Company may elect, with at least two business days prior written notice, to terminate in whole or part the transaction without payment of a termination amount on any subsequent payment date. The Company may elect to terminate the advance and pay a prepayment penalty, with two days prior written notice, if the Federal Home Loan Bank does not elect to convert this advance.

The Federal Home Loan Bank advances are secured by certain mortgage loans receivable of approximately $91,776,000 at December 31, 2002.

9. COMMITMENTS

Leases - The Company has entered into certain noncancellable operating leases and subleases for office space and office property. Lease terms are generally for five to twenty years, and in many cases, provide for renewal options. Rental expense for 2002, 2001 and 2000 was approximately $852,000, $705,000 and $659,000, respectively. Rental income for 2002, 2001 and 2000 was approximately $27,000, $45,000 and $55,000, respectively. Both rental expense and rental income are included in net occupancy and equipment expense in the accompanying consolidated statements of operations. The following is a schedule of future minimum lease payments and future minimum lease revenues under the sublease at December 31, 2002.

	Payments for Operating Leases	Revenue Under Subleases
2003	$ 862,931	$ 22,650
2004	661,117	
2005	410,271	
2006	420,609	
2007	316,953	
Later years	1,179,717	
	$ 3,851,598	$ 22,650

Federal Reserve Requirement - The Federal Reserve Board requires that certain banks maintain reserves, based on their average deposits, in the form of vault cash and average deposit balances at a Federal Reserve Bank. The requirement as of December 31, 2002 and 2001 was approximately $8,946,000 and $2,750,000, respectively.

Litigation - Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company's consolidated financial statements.

10. SHAREHOLDERS' EQUITY

Series B Preferred Stock

On June 29, 2001, the Company issued 100,401 shares of Series B preferred stock. On July 24, 2001, the Company issued an additional 1,882 shares of Series B preferred stock. All Series B preferred shares were issued for $68.00 per share through a private placement.

Conversion Rights - Each share of preferred stock is convertible into ten shares of the Company's common stock at a price of $6.80 per share (subject to adjustment for stock splits, stock dividends, etc.). The preferred stock will be automatically converted to common stock upon the following events: 1) change in control; 2) if the average closing price of the Company's common stock for any 30 consecutive trading day period is at or above $8.00 per share; or 3) the consummation of an underwritten public offering at a price of $8.00 per share or greater of the Company's common stock.

Dividends - Cumulative cash dividends accrue at seven percent annually and are payable quarterly in arrears.

Liquidation Preference - In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of Series B preferred stock at that time shall receive $68.00 per share plus an amount equal to accrued and unpaid dividends thereon through and including the date of distribution prior to any distribution to holders of common stock. The liquidation preference at December 31, 2001 was $7,077,962.

On April 16, 2002, all 102,283 shares of Series B preferred stock automatically converted into 1,022,830 shares of common stock as a result of the average closing price of the Company's common stock exceeding $8.00 for the period from March 4, 2002 through April 15, 2002.

Series C Preferred Stock

On December 31, 2002, the Company issued 50,000 shares of Series C preferred stock for $100.00 per share through a private placement. The Series C preferred stock is not convertible or redeemable except as a result of a change in control.

Dividends - Non-cumulative cash dividends accrue at five percent annually and are payable quarterly in arrears.

Liquidation Preference - In the event of any liquidation, dissolution or winding up of affairs of the Company, the holders of Series C preferred stock at the time shall receive $100.00 per share plus an amount equal to accrued and unpaid dividends thereon through and including the date of distribution prior to any distribution to holders of common stock. The liquidation preference at December 31, 2002 was $5,000,000.

The Company and shareholder have agreed that they will cooperate in filing an application with the Board of Governors of the Federal Reserve System seeking approval for an exchange of the Series C preferred shares for shares of a new series of preferred stock, which would be substantially similar to the Series C shares, except the new shares would be convertible into the Company's common stock at $10.00 per share.

Warrants

In 1998, in connection with the sale of common stock, warrants to purchase 80,800 shares of common stock at $10.00 per share were issued to accredited foreign investors. Such warrants have been valued at an aggregate price of approximately $165,000, or $2.04 per share, as determined by an independent appraisal and have been recorded as additional paid-in capital. The warrants are exercisable through February 3, 2008.

Incentive Stock

During 2001, the Company's Board of Directors approved the Amended and Restated Incentive Compensation Plan (the "Incentive Plan") for all full-time senior officers and other officers and employees so designated by the Chief Executive Officer. The amendments to this Plan permit the issuance of common stock to officers and employees as incentive awards. Previously, the incentive awards were paid in cash. The Company has reserved 300,000 shares of common stock for issuance pursuant to the Incentive Plan. Upon attainment of the required goals, the officer would be awarded shares in the Company based on a pre-established vesting schedule, currently a three-year period beginning one year after the grant date. In January 2002, the Company awarded 59,029 shares under the Incentive Plan at a weighted average grant price of $6.14 based upon the closing share price on the date of grant. Compensation expense included in earnings for 2002 is approximately $121,000.

Stock Options

On June 4, 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan"), effective March 31, 1998, which provides for the grant of incentive or non-qualified stock options to certain directors, officers and key employees who participate in the plan. An aggregate of 1,000,000 shares of common stock are reserved for issuance pursuant to the 1998 Plan. During 2002, 2001 and 2000, the Company granted 94,900, 62,650 and 277,900 options, respectively, at various exercise prices based on the fair value of the stock at the time of grant.

Pursuant to the disclosure requirements of SFAS No. 148, the following table provides an expanded reconciliation for all periods presented that adds back to reported net income the recorded expense under Accounting Principles Board Opinion ("APB") No. 25, net of related income tax effects, deducts the total fair value expense under SFAS No. 123, net of related income tax effects and shows the reported and pro forma earnings per share amounts.

	2002	2001	2000
Net income (loss) applicable to common shares			
As reported	$ 1,327,000	$ 558,348	$ (1,080,153)
Total stock-based employee compensation cost included in the determination of net income, net of related tax effects	75,370		
Total stock-based employee compensation cost determined under fair value method for all awards, net of related tax effects	(219,434)	(243,347)	(281,435)
Pro forma net income (loss) applicable to common shares	$ 1,182,936	$ 315,001	$ (1,361,588)
Earnings (loss) per share - Basic			
As reported	$ 0.21	$ 0.10	$ (0.19)
Pro forma	0.18	0.06	(0.24)
Earnings (loss) per share - Dilutive			
As reported	$ 0.20	$ 0.10	$ (0.19)
Pro forma	0.18	0.06	(0.24)

Under SFAS No. 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for options granted in 2002, 2001 and 2000, respectively: dividend yield of 0%, expected volatility of 32.08%, 32.27% and 32.64%, risk-free interest rate of 3.48%, 4.57% and 6.44%, and an expected life of 3 years.

A summary of the status of fixed stock option grants under the Company's stock-based compensation plans as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is presented below:

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding -						
Beginning of year	850,348	$ 8.63	816,948	$ 8.76	561,848	$ 10.00
Granted	94,900	7.93	62,650	6.52	277,900	6.37
Cancelled	(34,087)	9.09	(29,250)	7.73	(22,800)	10.00
Exercised	(7,063)	6.58				
Outstanding - End of year	904,098	$ 8.68	850,348	$ 8.63	816,948	$ 8.76
Options exercisable at year end	730,833	$ 8.84	652,291	$ 9.04	465,206	$ 9.39
Weighted average fair value of options granted during the year	$ 2.07		$ 1.80		$ 1.94	

The following table summarizes information related to stock options outstanding at December 31, 2002:

Exercise Price	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$5.25 - 6.75	337,700	7.57	$ 6.75	234,790	$ 6.40
$7.98 - 10.00	566,398	6.10	$ 9.84	496,093	$ 10.00

11. RESTRICTION ON DIVIDENDS, LOANS AND ADVANCES

Federal and State bank regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

At December 31, 2002, the Bank's retained earnings available for the payment of dividends was approximately $3,472,000. Accordingly, approximately $58,113,000 of the Company's equity in the net assets of the Bank was restricted at December 31, 2002. Funds available for loans or advances by the Bank to the Company amounted to approximately $5,771,000.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company originates financial instruments with off-balance sheet risk in the normal course of business, usually for a fee, primarily to meet the financing needs of its customers. The financial instruments include commitments to fund loans, letters of credit and unused lines of credit. These commitments involve varying degrees of credit risk, however, management does not anticipate losses upon the fulfillment of these commitments.

At December 31, 2002, financial instruments having credit risk in excess of that reported in the balance sheet totaled approximately $193,443,000.

13. TRUST PREFERRED SECURITIES

On December 18, 2001, the Company participated in a pooled trust preferred offering. In connection with the transaction, the Company, through its subsidiary trust, Florida Banks Statutory Trust I (the "Statutory Trust I"), issued $6,000,000 in trust preferred securities. The Statutory Trust I also issued $186,000 of common securities to the Company and used the total proceeds to purchase $6,186,000 in 30-year subordinated debentures of the Company. The preferred securities paid dividends at an initial rate of 5.60% through March 17, 2002. The rate then became a floating rate based on 3-month LIBOR plus 3.60%, adjusted quarterly after each dividend payment date. Dividend payment dates are March 18, June 18, September 18 and December 18 of each year. There is a par call option beginning December 18, 2006.

On April 10, 2002, the Company participated in a pooled trust preferred offering. In connection with the transaction, the Company, through its subsidiary trust, Florida Banks Capital Trust II (the "Capital Trust II"), issued $4,000,000 in trust preferred securities. The Capital Trust II also issued $124,000 of common securities to the Company and used the total proceeds to purchase $4,124,000 in 30-year subordinated debentures of the Company. The preferred securities pay dividends at an annual rate based on 6-month LIBOR plus 3.70% adjusted semi-annually after each dividend payment date. Dividend payment dates are April 22 and October 22 of each year. There is a par call option beginning April 22, 2007.

On June 28, 2002, the Company participated in a pooled trust preferred offering. In connection with the transaction, the Company, through its subsidiary trust, Florida Banks Capital Trust I (the "Capital Trust I"), issued $4,000,000 in trust preferred securities. The Capital Trust I also issued $124,000 of common securities to the Company and used the total proceeds to purchase $4,124,000 in 30-year subordinated debentures of the Company. The preferred securities pay dividends at an annual rate based on 3-month LIBOR plus 3.65% adjusted quarterly after each dividend payment date. Dividend payment dates are March 30, June 30, September 30 and January 30 of each year. There is a par call option beginning June 30, 2007.

On December 19, 2002, the Company participated in a pooled trust preferred offering. In connection with the transaction, the company, through its subsidiary trust, Florida Banks Statutory Trust II (the "Statutory Trust II"), issued $3,000,000 in trust preferred securities. The Statutory Trust II also issued $93,000 of common securities to the Company and used the total proceeds to purchase $3,093,000 in 30-year subordinated debentures of the Company. The preferred securities pay dividends at an initial rate of 4.66% through March 25, 2003. The rate then becomes a floating rate based on 3-month LIBOR plus 3.75%, adjusted quarterly after each dividend payment date. Dividend payment dates are March 26, June 26, September 26 and December 26 of each year. There is a par call option beginning December 26, 2007.

The subordinated debentures are the sole assets of the Subsidiary Trusts and are eliminated, along with the related income effects, in the Company's consolidated financial statements.

14. SUPPLEMENTAL STATEMENTS OF CASH FLOWS INFORMATION

Supplemental disclosure of cash flow information:

	2002	2001	2000
Cash paid during the year for interest on deposits and borrowed funds	$ 15,630,556	$ 15,890,571	$ 12,121,206
Cash paid for income taxes, net of refunds	$ 275,000		

Supplemental schedule of noncash investing and financing activities:

	2002	2001	2000
Proceeds from demand deposits used to purchase shares of common stock under the employee stock purchase plan	$ 210,770	$ 227,088	$ 367,153
Loans transferred to real estate owned	$ 652,500	$ 2,867,827	$ 846,000
Increase in fair market value of derivative instruments used to hedge interest rate exposure on time deposits	$ 2,085,117	$ 17,776	

15. CONDENSED FINANCIAL INFORMATION OF FLORIDA BANKS, INC. (PARENT ONLY)

The following represents the parent only condensed balance sheets as of December 31, 2002 and 2001 and the related condensed statements of operations and cash flows for the years ending December 31, 2002, 2001 and 2000.

Condensed Balance Sheets	2002	2001
Assets		
Cash and repurchase agreements	$ 1,951,961	$ 1,315,647
Available for sale investment securities, at fair value (cost $3,292,213 and $6,204,759, respectively)	3,418,212	6,386,271
Premises and equipment, net	170,091	221,220
Accrued interest receivable	21,591	38,903
Deferred income taxes, net	2,555,217	1,105,521
Prepaid and other assets	52,301	225,578
Investment in bank subsidiary	61,585,111	43,931,579
Investment in other subsidiaries	536,366	195,366
Total Assets	$ 70,290,850	$ 53,420,085
Liabilities and Shareholders' Equity		
Subordinated debentures payable to subsidiary trust	$ 17,000,092	$ 6,005,000
Repurchase agreements		1,000,000
Due to Florida Bank, N.A.		92,318
Accounts payable and accrued expenses	326,883	180,733
Shareholders' Equity		
Preferred stock	5,000,000	6,955,244
Common stock	70,706	59,799
Additional paid-in capital	54,150,565	46,828,142
Treasury stock	(1,866,197)	(1,866,197)
Accumulated deficit	(4,874,873)	(6,079,156)
Accumulated other comprehensive income, net of tax	483,674	244,202
Total Liabilities and Shareholders' Equity	$ 70,290,850	$ 53,420,085

Condensed Statements of Operations	2002	2001	2000
Interest income on loans, including fees	$ 496	$ 18,719	$ 434,389
Interest income on investment securities	318,230	666,051	847,440
Other interest income	34,811	80,748	241,941
Other income		436,948	27
Total income	353,537	1,202,466	1,523,797
Equity in undistributed income (loss) of bank subsidiary	3,379,437	1,654,552	(539,611)
Equity in undistributed loss of subsidiary	(152)	(155)	(479)
Expenses	(3,419,569)	(2,557,156)	(2,389,988)
Income tax benefit	1,153,805	508,732	326,128
Net income (loss)	$ 1,467,058	$ 808,439	$ (1,080,153)

Condensed Statements of Cash Flows	2002	2001	2000
Operating activities:			
Net income (loss)	$ 1,467,058	$ 808,439	$ (1,080,153)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Equity in undistributed (income) loss of Florida Bank, N.A.	(3,379,437)	(1,654,552)	539,611
Equity in loss of Florida Bank Financial Services, Inc.	152	155	479
Depreciation and amortization	62,618	65,353	60,177
Restricted stock grants	120,844		
Deferred income tax benefit	(1,428,806)	(548,731)	(326,128)
Loss on disposal of premises and equipment			1,597
Transfer from affiliate, net	(3,079)		
Gain on sale of investment securities		(73,988)	(5,174)
Accretion of discounts on investments, net	(15,466)	(16,687)	(20,957)
Accretion of debt issuance costs	70,445		
(Benefit) provision for loan losses		(10,000)	(64,411)
Amortization of loan premiums		1,225	45,685
Decrease in accrued interest receivable	17,312	41,150	32,451
(Decrease) increase in due to Florida Bank, N.A.	(92,318)	92,318	32,941
Decrease (increase) in prepaid and other assets	173,277	(92,775)	(88,899)
Increase (decrease) in accounts payable and accrued expenses	145,998	98,253	(241,388)
Net cash used in operating activities	(2,861,402)	(1,289,840)	(1,114,169)
Investing activities:			
Purchase of premises and equipment	(8,410)	(62,353)	(35,650)
Proceeds from sales, paydowns and maturities of investment securities	2,928,012	5,865,516	5,264,240
Purchase of investment securities			(7,441,787)
Net decrease in loans		1,073,535	6,657,377
Purchase of common stock of Florida Bank Statutory Trust I	(341,000)	(186,000)	
Purchase of common stock of Florida Bank Financial Services, Inc.			(10,000)
Capital contributed to Florida Bank, N.A.	(14,000,000)	(9,500,000)	(12,300,000)
Net cash used in investing activities	(11,421,398)	(2,809,302)	(7,865,820)

	2002	2001	2000
Financing activities:			
(Decrease) increase in repurchase agreements	$ (1,000,000)	$ (9,143,000)	$ 4,085,000
Payment of debt issuance costs	(196,353)		
Proceeds from issuance of common stock, net	210,770	227,088	367,153
Proceeds from the issuance of preferred stock, net	5,000,000	6,806,470	
Proceeds from the issuance of subordinated debt, net	11,121,000	6,005,000	
Preferred dividends paid	(262,775)	(127,373)	
Net proceeds from the exercise of stock options	46,472		
Purchase of treasury stock		(359,361)	(647,992)
Net cash provided by financing activities	14,919,114	3,408,824	3,804,161
Net increase (decrease) in cash and cash equivalents	636,314	(690,318)	(5,175,828)
Cash and cash equivalents at beginning of year	1,315,647	2,005,965	7,181,793
Cash and cash equivalents at end of year	$ 1,951,961	$ 1,315,647	$ 2,005,965

16. REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002 and 2001, notifications from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately or well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Company's and Bank's actual capital amounts and ratios are also presented in the following table.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total capital (to risk-weighted assets)						
Florida Banks, Inc.	$ 76,216,000	11.92 % ≥	$ 51,160,000	≥ 8.00 %	N/A	N/A
Florida Bank, N.A.	68,443,000	10.75 ≥	50,920,000	≥ 8.00	≥ $ 63,650,000	≥ 10.00 %
Tier I capital (to risk-weighted assets)						
Florida Banks, Inc.	68,953,000	10.78 ≥	25,580,000	≥ 4.00	N/A	N/A
Florida Bank, N.A.	61,180,000	9.61 ≥	25,460,000	≥ 4.00	≥ 38,190,000	≥ 6.00
Tier I capital (to average assets)						
Florida Banks, Inc.	68,953,000	9.97 ≥	27,655,000	≥ 4.00	N/A	N/A
Florida Bank, N.A.	61,180,000	8.97 ≥	27,280,000	≥ 4.00	≥ 34,100,000	≥ 5.00

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total capital (to risk-weighted assets)						
Florida Banks, Inc.	$ 55,800,000	12.70 % ≥	$ 35,152,000	≥ 8.00 %	N/A	N/A
Florida Bank, N.A.	47,963,000	11.00 ≥	34,897,000	≥ 8.00	≥ $ 43,622,000	≥ 10.00 %
Tier I capital (to risk-weighted assets)						
Florida Banks, Inc.	51,108,000	11.63 ≥	17,576,000	≥ 4.00	N/A	N/A
Florida Bank, N.A.	43,271,000	9.92 ≥	17,449,000	≥ 4.00	≥ 26,173,000	≥ 6.00
Tier I capital (to average assets)						
Florida Banks, Inc.	51,108,000	10.64 ≥	19,216,000	≥ 4.00	N/A	N/A
Florida Banks, N.A.	43,271,000	9.17 ≥	18,883,000	≥ 4.00	≥ 23,604,000	≥ 5.00

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating financial instrument fair values:

General Comment - The financial statements include various estimated fair value information as required by SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*. Such information, which pertains to the Company's financial instruments is based on the requirements set forth in SFAS No. 107 and does not purport to represent the aggregate net fair value of the Company. Furthermore, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions and which are subject to change.

Cash and Cash Equivalents - Cash and due from banks, federal funds sold and repurchase agreements are repriced on a short-term basis; as such, the carrying value closely approximates fair value.

Investment Securities - Fair values for available for sale and held to maturity securities are based on quoted market prices, if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Other Investment Securities - Fair value of the Bank's investment in Federal Reserve Bank stock and Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

Mortgage Loans Held for Sale - Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans Held for Investment - For variable rate loans that reprice frequently, the carrying amount is a reasonable estimate of fair value. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

Derivative Instruments - Fair values of derivative instruments are based on quoted market prices, if available. If quoted market prices are not available, fair values are determined based on a cash flow model using market assumptions.

Deposits - The fair value of demand deposits, savings deposits and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly time deposit maturities.

Repurchase Agreements - The carrying amounts of repurchase agreements approximates the estimated fair value of such liabilities due to the short maturities of such instruments.

Other Borrowed Funds - For treasury tax and loan deposits, the carrying amount approximates the estimated fair value of such liabilities due to the short maturities of such instruments. The fair value of the Federal Home Loan Bank advances are based on quoted market prices.

Company Obligated Manditorily Redeemable Preferred Securities of Subsidiary Trusts - The fair value of the Company's trust preferred securities approximates the estimated fair value as such liabilities reprice frequently based on a quoted market rate of interest.

A comparison of the carrying amount to the fair values of the Company's significant financial instruments as of December 31, 2002 and 2001 is as follows:

	2002		2001	
(Amounts in Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 89,480	$ 89,480	$ 73,989	$ 73,989
Available for sale investment securities	50,931	50,931	33,954	33,954
Held to maturity investment securities	228	229	2,867	2,934
Other investments	2,493	2,493	2,065	2,065
Mortgage loans held for sale	54,674	54,674		
Loans held for investment	550,974	551,469	401,663	427,211
Derivative instruments	2,322	2,322	280	280
Financial liabilities:				
Deposits	$ 664,910	$ 667,897	$ 451,249	$ 453,684
Repurchase agreements	4,654	4,654	4,496	4,496
Other borrowed funds	9,922	8,831	9,715	9,273
Company obligated manditorily redeemable preferred securities of subsidiary trusts	16,473	16,473	5,819	5,819
Off-balance sheet credit related financial instruments:				
Commitments to extend credit	$ 193,443	$ 193,443	$ 162,683	$ 162,683

18. QUASI-REORGANIZATION

Effective December 31, 1995, the Bank completed a quasi-reorganization of its capital accounts. A quasi-reorganization is an accounting procedure provided for under current banking regulations that allows a bank to restructure its capital accounts to remove a deficit in undivided profits without undergoing a legal reorganization. A quasi-reorganization allows a bank that has previously suffered losses and subsequently corrected its problems to restate its records as if it had been reorganized. A quasi-reorganization is subject to regulatory approval and is contingent upon compliance with certain legal and accounting requirements of the banking regulations. The Bank's quasi-organization was authorized by the Office of the Comptroller of the Currency upon final approval of the Bank's shareholders which was granted November 15, 1995.

As a result of the quasi-reorganization, the Bank charged against additional paid-in capital its accumulated deficit through December 31, 1995 of $8,134,037.

19. EARNINGS PER COMMON SHARE

Earnings per common share have been computed based on the following.

	2002	2001	2000
Net income (loss)	$ 1,467,058	$ 808,439	$ (1,080,153)
Less preferred stock dividends	(140,058)	(250,091)	
Net income (loss) applicable to common stock	$ 1,327,000	$ 558,348	$ (1,080,153)
Weighted average number of common shares outstanding - Basic	6,442,022	5,703,524	5,681,290
Incremental shares from the assumed conversion of stock options	89,597	2,738	583
Total - Diluted	6,531,619	5,706,262	5,681,873

The incremental shares from the assumed conversion of stock options were determined using the treasury stock method under which the assumed proceeds were equal to (1) the amount that the Company would receive upon the exercise of the options plus (2) the amount of the tax benefit that would be credited to additional paid-in capital assuming exercise of the options. The convertible preferred stock was determined to be anti-dilutive and is therefore excluded from the computation of diluted earnings per share.

20. GUARANTEES

The Company issues standby letters of credit to provide credit support for some creditors in case of default. As of December 31, 2002, the carrying amount of the liability was $0 and the maximum potential payment was $8,792,836.

Effective January 1, 2003, and in compliance with the FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, the Company adopted the recognition requirements for guarantees entered into after December 31, 2002. The Company does not anticipate a material impact on its operations from this accounting standard.

21. SEGMENT REPORTING

Prior to October 1, 2002, the Company had one reporting segment. However, in October 2002, the Company started a mortgage banking division which is managed as a segment. Accordingly, during 2002 the Company has two reporting segments, the commercial bank and the mortgage bank. The commercial bank segment provides its commercial customers such products as working capital loans, equipment loans and leases, commercial real estate loans and other business related products and services. This segment also offers mortgage loans to principals of its commercial customers. The mortgage bank segment originates mortgage loans through its network of mortgage brokers and sells these loans (on a wholesale basis) into the secondary market.

Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the year ended December 31, 2002 follows:

	Commercial Bank	Mortgage Bank	Other	Intersegment Eliminations	Consolidated Total
Net interest income	$ 18,943,155	$ 61,645	$ 338,204		$ 19,343,004
Noninterest income	2,684,723	1,355,036			4,039,759
Noninterest expense	13,689,351	911,222	3,404,236		18,004,809
Net income (loss) before taxes	4,912,752	505,459	(3,066,032)		2,352,179
Assets	694,561,452	55,234,735	70,290,850	(64,021,487)	$ 756,065,550
Expenditures for additions to premises and equipment	2,398,326	561,600	8,410		2,968,336

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and accordingly requires different technology and marketing strategies.

The Company derives a majority of its revenues from interest income and gain on sale of mortgage loans and the chief operating decision maker relies primarily on net income before taxes to assess the performance of the segments and make decisions about resources to be allocated to the segments. Therefore, the segments are reported above using net income before taxes. The Company does not allocate income taxes to the segments.

The Company does not have operating segments other than those reported. Parent Company financial information is included in the other category above and is deemed to represent an overhead function rather than an operating segment.

The Company does not have a single external customer from which it derives 10 percent or more of its revenues and operates in one geographical area.

22. BENEFIT PLAN

The Company has a 401(k) defined contribution benefit plan (the "Plan") which covers substantially all of its employees. The Company matches 50% of employee contributions to the Plan, up to 6% of all participating employees compensation. The Company contributed $144,000, $136,000 and $110,092 to the Plan in 2002, 2001 and 2000, respectively.

23. EMPLOYEE STOCK PURCHASE PLAN

On January 22, 1999, the Board of Directors of the Company adopted the Employee Stock Purchase Plan (the "Plan"). The Plan was approved by the Company's shareholders at the Company's 1999 Annual Meeting of Shareholders on April 23, 1999. The Plan provides for the sale of not more than 200,000 shares of common stock to eligible employees of the Company pursuant to one or more offerings under the Plan. The purchase price for shares purchased pursuant to the Plan is the lesser of (a) 85% of the fair market value of the common stock on the grant date, or if no shares were traded on that day, on the last day prior thereto on which shares were traded, or (b) an amount equal to 85% of the fair market value of the common stock on the exercise date, or if no shares were traded on that day, on the last day prior thereto on which shares were traded. Shares purchased by employees were approximately 41,000, 50,000 and 76,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

24. RELATED PARTY TRANSACTIONS

The Company lends to shareholders, directors, officers, and their related business interests on substantially the same terms as loans to other individuals and businesses of comparable credit worthiness. Such loans outstanding were approximately $2,364,000 and $1,274,000 at December 31, 2002 and 2001.

Deposits from related parties held by the Company at December 31, 2002 and 2001 were approximately $3,772,000 and $489,000, respectively.

On September 9. 2002, Florida Bank, N.A. purchased a parcel of land for the purpose of future construction of a corporate headquarters and the Jacksonville banking office. A director of the Company was among the eleven sellers of the property. The purchase price was $905,084, which did not exceed an independent appraisal of the property which was conducted prior to the purchase.

25. SUMMARIZED QUARTERLY DATA (UNAUDITED)

Following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2001:

	Fiscal Quarter					
$ In Thousands Except Per Share Amounts	First	Second	Third	Fourth		Total
2002						
Interest income	$ 8,008	$ 8,676	$ 9,067	$ 9,176		$ 34,927
Interest expense	3,729	3,688	4,126	4,041		15,584
Net interest income	4,279	4,988	4,941	5,135		19,343
Provision for loan losses	380	1,028	699	919	(1)	3,026
Net interest income after provision for loan losses	3,899	3,960	4,242	4,216		16,317
Noninterest income	537	569	755	2,179		4,040
Noninterest expense	3,633	4,270	4,578	5,524		18,005
Income before income taxes	803	259	419	871		2,352
Income tax expense	307	97	153	328		885
Net income	496	162	266	543		1,467
Preferred stock dividends	(120)	(20)				(140)
Net income applicable to common shares	$ 376	$ 142	$ 266	$ 543		$ 1,327
Basic income per share	$ 0.07	$ 0.02	$ 0.04	$ 0.08		$ 0.21
Diluted income per share	$ 0.07	$ 0.02	$ 0.04	$ 0.08		$ 0.20

(1) Includes an additional provision for loan losses of approximately $530,000 related to the specific reserve established against a customer's uncollected ACH account.

FLORIDA BANKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Concluded)

	Fiscal Quarter				
$ In Thousands Except Per Share Amounts	First	Second	Third	Fourth	Total
2001					
Interest income	$ 7,757	$ 7,538	$ 8,022	$ 8,063	$ 31,380
Interest expense	4,434	4,198	4,072	3,844	16,548
Net interest income	3,323	3,340	3,950	4,219	14,832
Provision for loan losses	239	384	820	446	1,889
Net interest income after provision for loan losses	3,084	2,956	3,130	3,773	12,943
Noninterest income	319	403	591	735	2,048
Noninterest expense	3,307	3,257	3,367	3,763	13,694
Income before income taxes	96	102	354	745	1,297
Income tax expense	35	39	134	281	489
Net income	61	63	220	464	808
Preferred stock dividends			(127)	(123)	(250)
Net income applicable to common shares	$ 61	$ 63	$ 93	$ 341	$ 558
Basic income per share	$ 0.01	$ 0.01	$ 0.02	$ 0.06	$ 0.10
Diluted income per share	$ 0.01	$ 0.01	$ 0.02	$ 0.06	$ 0.10

* * * * * *

EXHIBIT 23.1

Deloitte & Touche

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, Florida 32202-5034

Tel: (904) 665 1400
Fax: (904) 355 9104
www.deloitte.com

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-79319 and 333-70442 of Florida Banks, Inc. on Form S-8 of our report dated February 28, 2003, appearing in this Annual Report on Form 10-K of Florida Banks, Inc. for the year ended December 31, 2002.

Deloitte & Touche LLP

March 25, 2003



SHAREHOLDER INFORMATION

Corporate Offices
Florida Banks, Inc.
5210 Belfort Road, Suite 310
Jacksonville, Florida 32256
(904) 332-7770
www.flbk.com

Registrar and Transfer Agent
Suntrust Bank, Atlanta
58 Edgewood Avenue, Annex Room 225
Atlanta, GA 30303
(404) 588-7817

Independent Public Accountants
Deloitte & Touche LLP
Jacksonville, Florida

Annual Meeting of Stockholders
Thursday, May 22, 2003, 11:00 a.m.
Clarion Hotel/Conference Center
Jacksonville International Airport
2101 Dixie Clipper Rd.
Jacksonville, Florida

Market and Dividend Information
The common stock of Florida Banks, Inc. trades on The NASDAQ National Market under the symbol FLBK. As of March 31, 2003, the Company estimates that it had approximately 2,800 stockholders, including beneficial owners holding shares in nominee or "street" name.

Florida Banks has never paid a dividend on its common stock. The Company presently intends to retain its earnings to finance the growth and development of its business and does not expect to pay cash dividends in the foreseeable future.

Annual Report on Form 10-K
A copy of the Annual Report on Form 10-K for Florida Banks, Inc. for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, may be obtained without charge by writing T. Edwin Stinson, Jr., Chief Financial Officer, at the Company's corporate offices. This report also is available at the Company's website, www.flbk.com, under the Investor Relations section.



FLORIDA BANKS, INC.
5210 Belfort Road, Suite 310
Jacksonville, Florida 32256
(904) 332-7770
www.flbk.com